UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 27, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2021 Report of UBS Group AG and an additional risk factor disclosure, which appears immediately following this page.

First Quarter 2021 Report

Our financial results

First quarter 2021 report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
7	Group performance

2.	UBS business divisions and Group Functions
14	Global Wealth Management
17	Personal & Corporate Banking
19	Asset Management
21	Investment Bank
23	Group Functions
24	Selected financial information of our business divisions and Group Functions

3.	Risk, capital, liquidity and funding, and balance sheet
27	Risk management and control
33	Capital management
44	Liquidity and funding management
45	Balance sheet and off-balance sheet
48	Share information and earnings per share

4.	Consolidated financial statements
51	UBS Group AG interim consolidated financial statements (unaudited)
92	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
96	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

98	Alternative performance measures
101	Abbreviations frequently used in our financial reports
103	Information sources
104	Cautionary statement

Publication of the second quarter 2021 report:                      Tuesday, 20 July 2021

Publication of the third quarter 2021 report:                          Tuesday, 26 October 2021

Publication of the fourth quarter 2021 report:                       Monday, 24 January 2022

Corporate calendar UBS AG*

Publication of the first quarter 2021 report:                           Friday, 30 April 2021

*Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at ubs.com/investors

Contacts

Switchboards

For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Singapore +65-6495 8000

Investor Relations

Institutional, professional and retail
investors are supported by UBS’s Investor Relations team.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

Global media and journalists are supported by UBS’s Media Relations team.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
computershare.com/investor

Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2021. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

First quarter 2021 report

Our key figures

	As of or for the quarter ended
USD million, except where indicated	31.3.21	31.12.20	31.3.20
Group results
Operating income	8,705	8,117	7,934
Operating expenses	6,407	6,132	5,926
Operating profit / (loss) before tax	2,298	1,985	2,008
Net profit / (loss) attributable to shareholders	1,824	1,636	1,595
Diluted earnings per share (USD)[1]	0.49	0.44	0.43
Profitability and growth[2]
Return on equity (%)	12.4	11.0	11.4
Return on tangible equity (%)	14.0	12.4	12.8
Return on common equity tier 1 capital (%)	18.2	16.8	17.7
Return on risk-weighted assets, gross (%)	12.0	11.4	12.0
Return on leverage ratio denominator, gross (%)[3]	3.3	3.2	3.5
Cost / income ratio (%)	73.8	74.9	72.3
Effective tax rate (%)	20.5	17.2	20.4
Net profit growth (%)	14.3	126.7	39.8
Resources[2]
Total assets	1,107,712	1,125,765	1,098,110
Equity attributable to shareholders	58,026	59,445	57,917
Common equity tier 1 capital[4]	40,426	39,890	36,659
Risk-weighted assets[4]	287,828	289,101	286,256
Common equity tier 1 capital ratio (%)[4]	14.0	13.8	12.8
Going concern capital ratio (%)[4]	19.6	19.4	18.1
Total loss-absorbing capacity ratio (%)[4]	35.0	35.2	32.7
Leverage ratio denominator[3,4]	1,038,225	1,037,150	955,943
Common equity tier 1 leverage ratio (%)[3,4]	3.89	3.85	3.83
Going concern leverage ratio (%)[3,4]	5.4	5.4	5.4
Total loss-absorbing capacity leverage ratio (%)[4]	9.7	9.8	9.8
Liquidity coverage ratio (%)[5]	151	152	139
Other
Invested assets (USD billion)[6]	4,306	4,187	3,236
Personnel (full-time equivalents)	71,779	71,551	69,437
Market capitalization[1]	54,536	50,013	33,649
Total book value per share (USD)[1]	16.47	16.74	16.16
Total book value per share (CHF)[1]	15.57	14.82	15.57
Tangible book value per share (USD)[1]	14.65	14.91	14.37
Tangible book value per share (CHF)[1]	13.85	13.21	13.85

1 Refer to the “Share information and earnings per share” section of this report for more information.    2 Refer to the “Performance targets and capital guidance” section of our Annual Report 2020 for more information about our performance targets.    3 Leverage ratio denominators and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    4 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    5 Refer to the “Liquidity and funding management” section of this report for more information.    6 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Recent developments

Recent developments

Strategy and organization update

Purpose and strategy

Today, UBS is a strong financial institution. This is the result of who we are – and our goals, our offering, our networks, our financial strengths. And it is because of where we are today that we can push ourselves further. That is why, from this day forward, everything we do will start with our purpose:

Reimagining the power of investing.

Connecting people for a better world.

Our purpose is underpinned by a newly defined vision, our client promise, and five strategic imperatives.

Our vision

Convene THE global ecosystem for investing - where thought leadership is impactful, people and ideas are connected and opportunities are brought to life.

Our client promise

Helping clients is the essence of what we do. And in today’s world, how we do that is what differentiates us. Therefore, we will reimagine customer service to deliver a client experience that is

–     Personalized – Our products and services are as personal as your needs.

–     Relevant – What you get is relevant and matters to you.

–     On-time – You set the speed and can act on opportunities anytime and anywhere.

–     Seamless – Interacting with us is simple, seamless and intuitive.

Our strategic imperatives

–     Clients, Connections, Contributors – Delivering the power of investing

–     Focus – Play where we are positioned to win

–     Technology – Make technology our differentiator

–     Simplification and efficiency – Increase ease of doing businesses and enable our journey

–     Culture – Mobilize employees behind our future vision and to act as one firm

These outline the actions we are taking to unlock the power of UBS and evolve into a more client-focused, more agile, more digital firm. We will continue to update our strategy and imperatives as we progress on our plans.

›    Refer to ubs.com/purpose for additional information on our purpose and our vision, client promise and strategic imperatives

Sustainability

Sustainability is at the core of our purpose. We have adopted new sustainability standards, including our net zero commitment. We have announced new, tougher environmental standards and will develop a detailed road map for achieving net zero greenhouse gas emissions across all of our operations by 2050. We have long been on the path to a more sustainable future, as evidenced by our leading sustainability ratings as well as our strong sustainable finance business performance, and this is the next step in our journey. We also appointed Suni Harford as the Group Executive Board sponsor to lead our efforts on sustainability and impact, setting new financing standards and further evolving plans to support our clients’ transition to a low-carbon world. As a founding member, we’ll work closely with peers in the Net Zero Banking Alliance toward a lower-carbon global economy.

›    Refer to ubs.com/sustainability for additional information

Organization changes

Mike Dargan will join the Group Executive Board as Chief Digital and Information Officer (CDIO) effective 1 May 2021. Aligned with our strategic imperatives, the new CDIO function will play a crucial role in further driving technology to become a true differentiator for UBS and will replace the former Group Chief Operating Officer function. The CDIO organization will comprise the current Group Technology teams, as well as Group Corporate Services. Business-aligned operations will be moved into the respective business divisions, with shared operations functions remaining with CDIO.

In addition, Markus Diethelm has decided to step down from his current role as Group General Counsel effective 1 November 2021. He will remain in a senior advisor role into 2022 with responsibility for select legacy litigation cases. Barbara Levi will succeed Markus Diethelm as Group General Counsel effective 1 November 2021. She joins UBS from Rio Tinto Group, where she is Chief Legal Officer & External Affairs and a member of the Executive Committee. Prior to that, she served as Group General Counsel of Rio Tinto.

Our response to COVID-19

The measures taken by governments in response to the COVID‑19 pandemic, including severe constraints on movement, limitation of public gatherings, requirements to work from home where possible, and the partial or complete closing or restriction of non-essential retail and business activity, continue to adversely affect global economic activity.

The negative effects of the COVID-19-related crisis on our financial and capital positions remained limited in the first quarter of 2021.

The program established by the Swiss Federal Council in March 2020 to support small and medium-sized entities (SMEs) by granting loans closed on 31 July 2020. As of that date, we had committed CHF 2.7 billion of loans up to CHF 0.5 million, which are 100% guaranteed by the Swiss government, and CHF 0.6 billion of loans between CHF 0.5 million and CHF 20 million, which are 85% government-guaranteed. The total amount drawn on our loan commitments under the program was CHF 1.8 billion on 31 March 2021.

We remain committed to donating any economic profits from the government-backed lending program to COVID-19 relief efforts. However, we did not make any profits from this program in the first quarter of 2021.

Regulatory and legal developments

Trading venue recognition between Switzerland and the UK

As a result of the EU’s decision to not extend equivalence to Swiss trading venues beyond the end of June 2019, mutual recognition of trading venues between Switzerland and EU Member States was interrupted. In February 2021, following its withdrawal from the EU, the UK granted equivalence to Switzerland’s stock exchanges. As a result, shares issued by Swiss-incorporated companies can be admitted to trading on UK trading venues; shares issued by UK-incorporated companies continue to be admitted to trading on Swiss venues. These mutual recognition decisions have been taken in the context of a broader process toward deepening bilateral cooperation on financial services between Switzerland and the UK.

Revision of the Swiss Anti-Money Laundering Act

In March 2021, the Swiss Parliament granted final approval for the revision of the Swiss Anti-Money Laundering (AML) Act, which incorporates most, but not all, of the recommendations from the enhanced follow-up process of the Financial Action Task Force on Money Laundering (the FATF). The revision will introduce into Swiss law further specifications of the obligation to file suspicious activity reports and increase the frequency of client data reviews. It will also improve transparency by incorporating additional legal requirements for associations with elevated risks of terrorist financing. However, the FATF’s recommendation to extend the scope of the Swiss AML Act to advisors (e.g., attorneys, fiduciaries and tax advisors) was not adopted by the Swiss Parliament. The revisions are expected to enter into force in 2022 and UBS is in the process of making adjustments to its AML processes to reflect the new requirements.

Swiss Withholding Tax Act

In April 2021, the Swiss Federal Council adopted a dispatch on the Withholding Tax Act reform, which seeks to strengthen Swiss debt capital markets. The proposal aims to maintain the withholding tax on interest carried on bank accounts by natural persons with tax domicile in Switzerland, abolishes the tax on bond interest payments and discontinues the stamp duty on domestic bonds. The dispatch is expected to be subject to parliamentary debate later in 2021.

FINMA’s assessment of the recovery and resolution planning

In March 2021, the Swiss Financial Market Supervisory Authority (FINMA) published its annual assessment of the recovery and resolution plans of systemically important financial institutions in Switzerland. The report noted that FINMA had approved UBS’s group recovery plan and assessed its Swiss Emergency Plan as effective. It also highlighted that UBS has made further progress in improving its global resolvability by building up the necessary capabilities and removing obstacles to the implementation of the resolution strategy, while pointing out areas for further improvement.

Review of restrictions on the business model of PostFinance AG

In January 2021, the Swiss Federal Council announced that it intends to privatize PostFinance AG, a Swiss systemically important bank, which is held by the state-owned Swiss Post AG. As a result, the prohibition on PostFinance AG granting mortgages and other types of loans would be lifted, among other changes. An expert commission has been asked to develop a detailed proposal, which the Federal Council will use to draw up draft rules. As the envisaged changes require a revision of the Post Organization Act, the Swiss Parliament will ultimately decide on any changes. If the revision passes the legislative process, the reform could further intensify competition in the Swiss mortgage market.

US measures on capital adequacy, capital distribution restrictions and leverage capital relief

In March 2021, US banking regulators decided to not extend the temporary exclusion of central bank deposits and US Treasury securities from the leverage exposure calculation for the supplementary leverage ratio beyond March 2021. The temporary exemption was applicable to UBS Americas Holding LLC (UBSAH) with respect to US regulatory capital requirements. In addition, the Federal Reserve announced that the limits on capital distributions imposed during the COVID-19 pandemic would be removed after 30 June 2021. As a result, capital distributions by UBSAH will generally be permitted for as long as it meets regulatory capital requirements, including the incremental stress capital buffer set by the Federal Reserve Board as part of its Comprehensive Capital Analysis and Review stress test (CCAR). UBSAH’s stress capital buffer requirement, currently 6.7%, will be assessed and may be revised in the 2021 CCAR process, the results of which are expected to be announced by the Federal Reserve Board in June 2021.

Registration under the US security-based swaps regulations

UBS AG will be required to register as a security-based swap dealer with the Securities and Exchange Commission (the SEC) by 1 November 2021. In connection with the registration, UBS AG has made a substituted compliance application that would permit the bank to comply with comparable provisions of Swiss law instead of the corresponding SEC regulations. FINMA has entered into negotiations with the SEC to agree a memorandum of understanding. A failure to obtain substituted compliance may require UBS to restructure its operations and would likely result in substantial costs to implement additional SEC requirements.

Recent developments regarding LIBOR

In March 2021, the UK Financial Conduct Authority (the FCA) confirmed that the one-week and two-month US dollar London Interbank Offered Rate (USD LIBOR) settings, along with all GBP, EUR, CHF and JPY LIBOR settings, will, immediately after 31 December 2021, either cease to be provided by any administrator or no longer be representative of the underlying market. The FCA further confirmed that the remaining USD LIBOR settings will cease immediately after 30 June 2023. With respect to USD LIBORs, the Federal Reserve Board has issued guidance that banks should, with limited exceptions, cease to enter into new contracts referencing USD LIBORs as soon as practicable and in any event no later than 31 December 2021.

The extension of certain USD tenors to June 2023 will help the market to deal with certain tough legacy contracts that cannot easily transition from LIBOR.

Recent developments

Climate-related risks; environmental, social and governance (ESG) matters

The first quarter of 2021 saw a number of sustainability-related policy developments, with a particular focus on disclosure requirements, across various jurisdictions.

In January 2021, FINMA finalized the consultation on a partial revision of FINMA Circular 2016/01 “Disclosure – banks,” specifying new climate-related financial disclosure requirements, based on the recommendations of the Task Force on Climate-related Financial Disclosures (the TCFD). These requirements include principles-based elements on governance, strategy and risk management, as well as quantitative information on climate-related financial risks, and apply to Swiss systemically important banks, including UBS. The revised Circular will become applicable for the 2021 reporting year. Since we are already committed to aligning our climate disclosure within the five-year pathway outlined by the TCFD recommendations, the impact on UBS is expected to be limited.

In March 2021, the EU Sustainable Finance Disclosures Regulation (the SFDR) became applicable. The regulation defines standards regarding, among other matters, how investors should be informed about sustainability risks and how the impact of investments on the environment and society should be disclosed. This regulation concerns any prospectus of UBS’s EU-domiciled and -marketed funds.

Similarly, in March 2021, the European Financial Reporting Advisory Group (the ERFRAG) provided recommendations about the development of EU sustainability reporting standards to the European Commission (the EC). Based on these recommendations, the EC published a legislative proposal for a revised Non-Financial Reporting Directive (NFRD) in 2021 that will require firms to publish enhanced information about their activities with regard to ESG-related matters.

Final BCBS Principles and UK rules on operational resilience

In March 2021, the Basel Committee on Banking Supervision (the BCBS) published the final Principles for Operational Resilience (the BCBS Principles), which provide global standards intended to strengthen the ability of banks to withstand operational risk-related events that could cause significant operational failures. The BCBS Principles are expected to shape future requirements on operational resilience set out by key regulators.

Similarly, in March 2021, the Bank of England (the BoE), the Prudential Regulation Authority (the PRA) and the FCA published the final rules on the UK operational resilience framework. The new rules require firms to identify their important business services, set impact tolerances for these and commence testing against severe but plausible scenarios by 31 March 2022. Firms are expected to introduce the required resilience reinforcements by 31 March 2025. The UK rules will apply to UBS AG London Branch and other Group entities that provide services to UBS AG London Branch.

›    Refer to “Operational risk” in the “Risk management and control” section of this report for more information

Other developments

Amendments to IFRS as a consequence of Interest Rate Benchmark Reform

On 1 January 2021, UBS adopted Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, addressing a number of issues in financial reporting areas that arise when interbank offered rates (IBORs) are reformed or replaced, in particular in the area of hedge accounting. The amendments also introduced additional disclosure requirements covering how UBS is managing the transition to alternative benchmark rates, its progress as of the reporting date and the risks to which it is exposed because of the transition.

›    Refer to “Note 1 Basis of accounting and other financial reporting effects” and “Note 13 Interest rate benchmark reform” in the “Consolidated financial statements” section of this report for more information

New performance measure for our Global Wealth Management business

Beginning with the first quarter of 2021, we introduced net new fee-generating assets as a new performance measure for our Global Wealth Management business. The new measure captures the growth in clients’ invested assets from net flows related to mandates, investment funds with recurring fees, hedge funds and private markets investments, combined with dividend and interest payments into mandates, less fees paid to UBS by clients. The underlying assets and products generate most of Global Wealth Management’s recurring net fee income and a portion of its transaction-based income. We will disclose fee-generating assets and net new fee-generating assets quarterly for Global Wealth Management, including a split by region.

Compared with net new money, net new fee-generating assets exclude flows related to assets that primarily generate revenues when traded in the form of commissions and transaction spreads, or borrowed against in the form of net interest income, and also exclude deposit flows that generate net interest income, and custody positions that generate custody fees.

We will no longer report net new money for Global Wealth Management in our quarterly reports, but will continue to disclose this measure in our annual reports.

Group performance

Income statement
	For the quarter ended			% change from
USD million	31.3.21	31.12.20	31.3.20	4Q20	1Q20
Net interest income	1,613	1,622	1,330	(1)	21
Other net income from financial instruments measured at fair value through profit or loss	1,309	1,453	1,807	(10)	(28)
Credit loss (expense) / release	28	(66)	(268)
Fee and commission income	6,169	5,543	5,477	11	13
Fee and commission expense	(478)	(459)	(456)	4	5
Net fee and commission income	5,691	5,084	5,021	12	13
Other income	64	24	43	161	46
Total operating income	8,705	8,117	7,934	7	10
Personnel expenses	4,801	3,989	4,321	20	11
General and administrative expenses	1,089	1,515	1,133	(28)	(4)
Depreciation and impairment of property, equipment and software	508	617	456	(18)	12
Amortization and impairment of goodwill and intangible assets	8	10	16	(16)	(46)
Total operating expenses	6,407	6,132	5,926	4	8
Operating profit / (loss) before tax	2,298	1,985	2,008	16	14
Tax expense / (benefit)	471	341	410	38	15
Net profit / (loss)	1,827	1,645	1,598	11	14
Net profit / (loss) attributable to non-controlling interests	3	9	3	(65)	7
Net profit / (loss) attributable to shareholders	1,824	1,636	1,595	11	14

Comprehensive income
Total comprehensive income	(339)	1,728	4,195
Total comprehensive income attributable to non-controlling interests	(9)	27	(2)		426
Total comprehensive income attributable to shareholders	(330)	1,701	4,197

Group performance

Results: 1Q21 vs 1Q20

Profit before tax increased by USD 290 million, or 14%, to USD 2,298 million, reflecting higher operating income, partly offset by an increase in operating expenses. Operating income increased by USD 771 million, or 10%, to USD 8,705 million, mainly reflecting a USD 670 million increase in net fee and commission income and a USD 296 million decrease in credit loss expenses, partly offset by a USD 215 million decrease in net interest income and other net income from financial instruments measured at fair value through profit or loss. Operating expenses increased by USD 481 million, or 8%, to USD 6,407 million, mainly reflecting a USD 480 million increase in personnel expenses.

Operating income in the first quarter of 2021 included a loss of USD 774 million on a default by a US-based client of our prime brokerage business, presented within Other net income from financial instruments measured at fair value through profit or loss. The associated effect on net profit attributable to shareholders was a reduction of USD 434 million. The loss was recognized within the Financing business in the Investment Bank, which provided prime brokerage services to the client, and arose as a result of closing out a significant portfolio of swaps with the client following the default, and the unwinding of related hedges. We have exited all remaining exposures in April 2021, with related losses recognized in the second quarter of 2021 which are immaterial for the Group.

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the quarter ended			% change from
USD million	31.3.21	31.12.20	31.3.20	4Q20	1Q20
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,264	1,254	1,069	1	18
Net interest income from financial instruments measured at fair value through profit or loss	349	368	261	(5)	34
Other net income from financial instruments measured at fair value through profit or loss	1,309	1,453	1,807	(10)	(28)
Total	2,922	3,075	3,137	(5)	(7)
Global Wealth Management	1,300	1,226	1,331	6	(2)
of which: net interest income	997	1,011	1,031	(1)	(3)
of which: transaction-based income from foreign exchange and other intermediary activity[1]	303	215	300	41	1
Personal & Corporate Banking	605	600	609	1	(1)
of which: net interest income	513	503	511	2	0
of which: transaction-based income from foreign exchange and other intermediary activity[1]	92	96	97	(5)	(6)
Asset Management	(7)	(1)	(3)	795	134
Investment Bank[2]	1,084	1,167	1,610	(7)	(33)
Global Banking	143	124	112	16	28
Global Markets	941	1,043	1,498	(10)	(37)
Group Functions	(60)	83	(409)		(85)

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss. The amounts reported on this line are one component of Transaction-based income in the management discussion and analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.    2 Investment Bank information is provided at the business line level rather than by financial statement reporting line in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.

Operating income: 1Q21 vs 1Q20

Total operating income increased by USD 771 million, or 10%, to USD 8,705 million.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss decreased by USD 215 million to USD 2,922 million, mainly driven by the Investment Bank, partly offset by Group Functions.

The Investment Bank decreased by USD 526 million to USD 1,084 million, mainly driven by the aforementioned loss in our prime brokerage business, reported within Financing in Global Markets. This was partly offset by a USD 295 million increase in the Derivatives & Solutions business, driven by a constructive market environment across equity derivatives and credit products, partly offset by a decrease in revenues relating to foreign exchange and rates products, reflecting a strong first quarter of 2020, which benefited from increased market volumes. In addition, Execution Services decreased by USD 69 million, reflecting lower revenues from foreign exchange products that are traded over electronic platforms.

Group Functions increased by USD 349 million, from negative USD 409 million to negative USD 60 million. This was mainly driven by a USD 194 million increase in Non-core and Legacy Portfolio, mainly due to valuation gains of USD 61 million on auction rate securities, compared with valuation losses of USD 143 million in the first quarter of 2020. In addition, the Group Treasury result was negative USD 59 million, compared with negative USD 214 million in the prior-year quarter. The improvement was mainly due to net positive effects related to accounting asymmetries, including hedge accounting ineffectiveness, and income related to centralized Group Treasury risk management.

›    Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Net fee and commission income

Net fee and commission income increased by USD 670 million to USD 5,691 million.

Fees for portfolio management and related services increased by USD 225 million to USD 2,284 million, largely driven by Global Wealth Management, mainly reflecting the effect of higher average fee-generating assets.

Underwriting fees increased by USD 192 million to USD 392 million, driven by higher equity underwriting revenues from public offerings in the Investment Bank.

Investment fund fees increased by USD 141 million to USD 1,436 million, largely driven by Asset Management. This reflected an increase in management fees, which mainly resulted from a higher average invested asset base, and an increase in performance-based fees driven by the Hedge Fund Businesses, which were partly offset by lower fees in the Equities business.

Net brokerage fees increased by USD 132 million to USD 1,290 million, reflecting higher levels of client activity in the Cash Equities business of the Investment Bank and in Global Wealth Management.

›    Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income was USD 64 million, compared with USD 43 million, mainly driven by a valuation gain of USD 37 million in Personal & Corporate Banking and Global Wealth Management, related to UBS’s equity ownership of SIX Group.

›    Refer to the “Personal & Corporate Banking” and “Global Wealth Management” sections of this report for more information

Credit loss expense / release

Total net credit loss releases were USD 28 million during the first quarter of 2021, compared with net credit loss expenses of USD 268 million in the prior-year quarter, reflecting net releases of USD 26 million related to stage 1 and 2 positions and net releases of USD 3 million related to credit-impaired (stage 3) positions.

›    Refer to “Note 7 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.3.21
Stages 1 and 2	4	16	0	5	0	26
Stage 3	(2)	8	0	(4)	0	3
Total credit loss (expense) / release	3	23	0	2	0	28

For the quarter ended 31.12.20
Stages 1 and 2	8	7	0	18	0	33
Stage 3	(1)	15	0	(108)	(4)	(99)
Total credit loss (expense) / release	7	22	0	(91)	(5)	(66)

For the quarter ended 31.3.20
Stages 1 and 2	(12)	(16)	0	(62)	0	(89)
Stage 3	(41)	(62)	0	(60)	(16)	(179)
Total credit loss (expense) / release	(53)	(77)	0	(122)	(16)	(268)

Group performance

Operating expenses
	For the quarter ended			% change from
USD million	31.3.21	31.12.20	31.3.20	4Q20	1Q20
Personnel expenses	4,801	3,989	4,321	20	11
of which: salaries and variable compensation	2,871	2,247	2,561	28	12
of which: financial advisor compensation[1]	1,170	1,077	1,094	9	7
of which: other personnel expenses[2]	759	665	666	14	14
General and administrative expenses	1,089	1,515	1,133	(28)	(4)
of which: net expenses for litigation, regulatory and similar matters	9	148	6	(94)	48
of which: other general and administrative expenses	1,080	1,367	1,127	(21)	(4)
Depreciation and impairment of property, equipment and software	508	617	456	(18)	12
Amortization and impairment of goodwill and intangible assets	8	10	16	(16)	(46)
Total operating expenses	6,407	6,132	5,926	4	8

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Consists of expenses related to contractors, social security, post-employment benefit plans, and other personnel expenses.

Operating expenses: 1Q21 vs 1Q20

Operating expenses increased by USD 481 million, or 8%, to USD 6,407 million.

Personnel expenses

Personnel expenses increased by USD 480 million to USD 4,801 million, mainly reflecting USD 310 million higher expenses for salaries and variable compensation. Salary costs mainly increased due to foreign currency translation effects and the insourcing of certain activities from third-party vendors into our Business Solutions Centers. Variable compensation increased, mainly due to the first quarter of 2020 including a reduction in relation to funding valuation losses booked within accounting asymmetries in Group Treasury and also due to improved business performance in the first quarter of 2021.

In addition, financial advisor compensation increased by USD 76 million, as a result of higher compensable revenues in the Americas, and social security expenses increased by USD 57 million, broadly in line with the aforementioned increase in expenses for salaries and variable compensation.

›    Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by USD 44 million to USD 1,089 million. This was mainly driven by lower consulting fees, as well as a decrease in travel and entertainment expenses as a result of COVID-19-related restrictions. In addition, there was a decrease in outsourcing costs. These effects were partly offset by higher IT expenses and bank levy costs.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

›    Refer to “Note 6 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

›    Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2020 for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation and impairment of property, equipment and software increased by USD 52 million to USD 508 million, mainly resulting from higher depreciation of internally generated software, largely reflecting an increase in capitalized assets.

Tax: 1Q21 vs 1Q20

We recognized income tax expenses of USD 471 million for the first quarter of 2021, representing an effective tax rate of 20.5%, compared with USD 410 million for the first quarter of 2020 and an effective tax rate of 20.4%.

Current tax expenses were USD 406 million, compared with USD 222 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 65 million, compared with USD 188 million, and primarily related to the amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc.

We expect a tax rate of around 25% for the remaining nine months of 2021, excluding any potential effects from the reassessment of deferred tax assets in connection with our business planning process and any potential US corporate tax rate changes or other jurisdictional statutory tax rate changes that could be enacted during the year.

Total comprehensive income attributable to shareholders: 1Q21 vs 1Q20

Total comprehensive income attributable to shareholders was negative USD 330 million, compared with positive USD 4,197 million. Net profit attributable to shareholders was USD 1,824 million, compared with USD 1,595 million, and other comprehensive income (OCI) attributable to shareholders, net of tax, was negative USD 2,154 million, compared with positive USD 2,602 million.

In the first quarter of 2021, OCI related to cash flow hedges was negative USD 1,160 million, mainly reflecting a decrease in unrealized gains on US dollar hedging derivatives resulting from significant increases in the relevant US dollar long-term interest rates. In the first quarter of 2020, OCI related to cash flow hedges was positive USD 1,505 million.

Foreign currency translation OCI was negative USD 744 million, mainly resulting from the weakening of the Swiss franc (6%) and the euro (4%) against the US dollar. OCI related to foreign currency translation in the first quarter of 2020 was negative USD 145 million.

Defined benefit plan OCI was negative USD 113 million in the first quarter of 2021, mainly reflecting negative net pre-tax OCI related to the Swiss pension plan of USD 254 million. This was driven by an extraordinary employer contribution of USD 254 million that increased the gross plan assets but led to an OCI loss as no net pension asset could be recognized on the balance sheet as of 31 March 2021 due to the asset ceiling. As announced in 2018, UBS agreed to mitigate the effects from changes to the Swiss pension plan implemented in 2019 by contributing up to CHF 720 million (USD 762 million at the closing exchange rate as of 31 March 2021) in three installments in 2020, 2021 and 2022. The extraordinary contribution of USD 254 million in the first quarter of 2021 reflects the second installment paid.

Net pre-tax OCI related to our non-Swiss pension plans was positive USD 119 million, mainly driven by the UK and US pension plans. In the first quarter of 2020, defined benefit plan OCI was positive USD 153 million.

OCI associated with financial assets measured at fair value through OCI was negative USD 102 million, compared with positive USD 147 million, and primarily reflected net unrealized losses of USD 131 million following increases in the relevant US dollar long-term interest rates in the first quarter of 2021.

OCI related to own credit on financial liabilities designated at fair value was negative USD 29 million, primarily due to a tightening of our own credit spreads. In the first quarter of 2020, OCI related to own credit on financial liabilities designated at fair value was positive USD 934 million, as our own credit spreads significantly widened during that quarter due to the economic effects of the COVID-19 pandemic.

›    Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

›    Refer to “Note 8 Fair value measurement” in the “Consolidated financial statements” section of this report for more information about own credit on financial liabilities designated at fair value

›    Refer to “Note 26 Post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2020 for more information about OCI related to defined benefit plans

Sensitivity to interest rate movements

As of 31 March 2021, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 1.6 billion in Global Wealth Management and Personal & Corporate Banking. A parallel shift in yield curves by –100 basis points could lead to a combined reduction in annual net interest income of approximately USD 0.4 billion.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 31 March 2021 applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

›    Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book

Key figures and personnel

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Cost / income ratio: 1Q21 vs 1Q20

The cost / income ratio was 73.8%, compared with 72.3%. The increase in income was more than offset by an increase in expenses. The cost / income ratio is measured based on income before credit loss expenses or releases.

Common equity tier 1 capital: 1Q21 vs 4Q20

During the first quarter of 2021, our common equity tier 1 (CET1) capital increased by USD 0.5 billion to USD 40.4 billion, mainly reflecting operating profit before tax of USD 2.3 billion, partly offset by negative foreign currency translation effects of USD 0.8 billion, current tax expenses of USD 0.4 billion, accruals for capital returns to shareholders of USD 0.3 billion and negative defined benefit plans effects of USD 0.2 billion. Our share repurchases of USD 1.1 billion in the first quarter of 2021 did not affect our CET1 capital position as there was an equal reduction in the capital reserve for potential share repurchases.

Return on CET1 capital: 1Q21 vs 1Q20

The annualized return on CET1 capital (RoCET1) was 18.2%, compared with 17.7%, driven by an increase in net profit attributable to shareholders, partly offset by higher average CET1 capital.

Risk-weighted assets: 1Q21 vs 4Q20

Risk-weighted assets (RWA) decreased by USD 1.3 billion to USD 287.8 billion, driven by currency effects of USD 5.6 billion, partly offset by increases from asset size and other movements of USD 2.9 billion, methodology and policy changes of USD 1.1 billion, model updates of USD 0.2 billion, and regulatory add-ons of USD 0.1 billion.

Group performance

Common equity tier 1 capital ratio: 1Q21 vs 4Q20

Our CET1 capital ratio increased 0.2 percentage points to 14.0%, reflecting an increase in CET1 capital of USD 0.5 billion and a USD 1.3 billion decrease of RWA.

Leverage ratio denominator: 1Q21 vs 4Q20

The leverage ratio denominator (LRD) was stable at USD 1,038 billion, as the asset size and other movements of USD 30 billion were largely offset by currency effects of USD 29 billion.

Common equity tier 1 leverage ratio: 1Q21 vs 4Q20

Our CET1 leverage ratio increased from 3.85% to 3.89% in the first quarter of 2021, due to the aforementioned increase in CET1 capital.

Going concern leverage ratio: 1Q21 vs 4Q20

Our going concern leverage ratio remained stable at 5.4% in the first quarter of 2021.

Personnel: 1Q21 vs 4Q20

We employed 71,779 personnel (full-time equivalents) as of 31 March 2021, a net increase of 228 compared with 31 December 2020. This mainly reflects the ongoing insourcing of certain activities from third-party vendors to our Business Solutions Centers.

Return on equity and CET1 capital
	As of or for the quarter ended
USD million, except where indicated	31.3.21	31.12.20	31.3.20

Net profit
Net profit / (loss) attributable to shareholders	1,824	1,636	1,595

Equity
Equity attributable to shareholders	58,026	59,445	57,917
Less: goodwill and intangible assets	6,427	6,480	6,407
Tangible equity attributable to shareholders	51,599	52,965	51,510
Less: other CET1 deductions	11,173	13,075	14,851
CET1 capital	40,426	39,890	36,659

Returns
Return on equity (%)	12.4	11.0	11.4
Return on tangible equity (%)	14.0	12.4	12.8
Return on CET1 capital (%)	18.2	16.8	17.7

Outlook

Investor sentiment remained positive in the first quarter of 2021, helped by the strong rebound in economic activity and greater optimism regarding the further recovery, supported by mass COVID-19 vaccination campaigns around the globe. Significant fiscal stimulus, notably in the US, along with the prospect of continued accommodative monetary policy, contributed to generally more positive views on the timing and extent of a sustainable economic recovery.

However, economic, social, and geopolitical tensions remain, raising questions around the sustainability and shape of the recovery. Persistently high numbers of COVID-19 infections and hospitalizations, as well as lockdowns and similar measures imposed to control the pandemic, add to these existing concerns, as well as the severity and duration of the effects of the pandemic in certain economic sectors.

Our clients value strength and expert guidance, particularly in these uncertain times, and we remain focused on supporting them with advice and solutions. We expect our revenues in the second quarter of 2021 to be influenced by seasonal factors, such as lower client activity compared with the first quarter of 2021. Higher asset prices should have a positive effect on recurring fee income in our asset gathering businesses. However, the continued uncertainty about the environment and economic recovery could affect both asset prices and client activity.

With our balance sheet for all seasons and our diversified business model, UBS remains well positioned to drive sustainable long-term value for our clients and shareholders.

UBS business
divisions
and Group Functions

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.21	31.12.20	31.3.20	4Q20	1Q20

Results
Net interest income	997	1,011	1,031	(1)	(3)
Recurring net fee income[2]	2,629	2,468	2,434	7	8
Transaction-based income[3]	1,183	776	1,113	52	6
Other income	37	15	21	146	72
Income	4,845	4,269	4,600	13	5
Credit loss (expense) / release	3	7	(53)	(60)
Total operating income	4,848	4,277	4,547	13	7
Total operating expenses	3,439	3,412	3,329	1	3
Business division operating profit / (loss) before tax	1,409	864	1,218	63	16

Performance measures and other information
Financial advisor variable compensation[4,5]	1,048	955	964	10	9
Compensation commitments with recruited financial advisors[4,6]	123	122	130	0	(6)
Pre-tax profit growth (%)	15.7	12.8	41.1
Cost / income ratio (%)	71.0	79.9	72.4
Average attributed equity (USD billion)[7]	18.3	17.7	16.5	3	11
Return on attributed equity (%)[7]	30.8	19.5	29.6
Risk-weighted assets (USD billion)[7]	88.2	87.2	78.8	1	12
Leverage ratio denominator (USD billion)[7,8]	380.6	371.2	310.6	3	23
Goodwill and intangible assets (USD billion)	5.1	5.1	5.1	(1)	0
Net new fee-generating assets (USD billion)	36.2	18.0	5.5	101	558
Fee-generating assets (USD billion)	1,328	1,277	988	4	34
Fee-generating asset margin (bps)[9]	86.0	82.4	90.3
Invested assets (USD billion)	3,108	3,016	2,339	3	33
Client assets (USD billion)[10]	3,530	3,382	2,591	4	36
Loans, gross (USD billion)[11]	219.4	213.1	184.6	3	19
Customer deposits (USD billion)[11]	336.7	348.0	310.9	(3)	8
Recruitment loans to financial advisors[4]	1,867	1,872	1,997	0	(7)
Other loans to financial advisors[4]	607	697	703	(13)	(14)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[12,13]	0.3	0.4	0.5
Advisors (full-time equivalents)	9,582	9,575	9,983	0	(4)

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as credit card fees and administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    5 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    6 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    7 Refer to the “Capital management” section of this report for more information.    8 The leverage ratio denominators for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    9 Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period. For the US, fees have been billed on daily balances since the fourth quarter of 2020 and average fee-generating assets is calculated as the average of the monthly average balances. Prior to the fourth quarter of 2020, billing was based on prior quarter-end balances, and the average fee-generating assets was thus the prior quarter-end balance. For balances outside of the US, billing is based on prior month-end balances and average fee-generating assets is thus the average of the prior month-end balances.    10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only.    11 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.    12 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.    13 Excludes loans to financial advisors.

Results: 1Q21 vs 1Q20

Profit before tax increased by USD 191 million, or 16%, to USD 1,409 million, reflecting higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 301 million, or 7%, to USD 4,848 million, mainly driven by higher recurring net fee and transaction-based income, partly offset by lower net interest income.

Net interest income decreased by USD 34 million, or 3%, to USD 997 million, largely due to lower deposit revenues, driven by a decrease in margins, mainly as a result of lower US dollar interest rates, despite higher deposit volumes. This was partly offset by higher loan revenues resulting from higher loan volumes and margins.

Recurring net fee income increased by USD 195 million, or 8%, to USD 2,629 million, mainly driven by higher average fee-generating assets.

Transaction-based income increased by USD 70 million, or 6%, to USD 1,183 million, driven by continued high levels of client activity in a constructive market environment.

Other income increased by USD 16 million to USD 37 million, mainly reflecting a valuation gain of USD 9 million on our equity ownership of SIX Group.

Net credit loss releases were USD 3 million, compared with net expenses of USD 53 million. Net credit loss releases from stage 1 and 2 positions were USD 4 million, compared with net expenses of USD 12 million. Stage 3 net credit loss expenses were USD 2 million, compared with net expenses of USD 41 million.

Operating expenses

Total operating expenses increased by USD 110 million, or 3%, to USD 3,439 million. The increase was mostly driven by higher financial advisor variable compensation, reflecting higher compensable revenues in the Americas, as well as higher technology expenses. This was partly offset by lower expenses for travel and marketing as a result of COVID-19-related impacts, and a decrease in professional fees.

Fee-generating assets: 1Q21 vs 4Q20

Fee-generating assets increased by USD 51 billion, or 4%, to USD 1,328 billion, driven by net new fee-generating asset inflows of USD 36.2 billion and net positive effects from market performance and foreign currency translation of USD 15.2 billion. Net new fee-generating assets were USD 36.2 billion, with net inflows in all regions.

The fee-generating asset margin decreased 4 basis points to 86 basis points compared with the first quarter of 2020, primarily driven by flows into mandates and funds with lower fees, including single share-class funds in the US without trailing distribution fees. Compared with the fourth quarter of 2020, fee-generating asset margin increased 4 basis points, primarily reflecting higher transactional activity in mandates.

›    Refer to the “Recent developments” section of this report for more information about fee-generating assets

Loans: 1Q21 vs 4Q20

Loans increased by USD 6.3 billion, or 3%, to USD 219.4 billion, primarily driven by net new loans of USD 10.5 billion, partly offset by USD 4.2 billion from foreign exchange translation. Net new loans were largely driven by an increase in Lombard loans. Loan penetration was stable at 7.1%.

›    Refer to the “Risk management and control” section of this report for more information

Global Wealth Management

Regional breakdown of performance measures
As of or for the quarter ended 31.3.21 USD billion, except where indicated	Americas[1]	Switzerland	EMEA[2]	Asia Pacific	Global Wealth Management[3]
Total operating income (USD million)	2,547	465	952	881	4,848
Total operating expenses (USD million)	2,080	274	665	413	3,439
Operating profit / (loss) before tax (USD million)	467	191	287	468	1,409
Cost / income ratio (%)	81.7	59.0	69.9	46.9	71.0
Loans, gross	77.9[4]	40.4	47.9	52.6	219.4
Net new loans	5.5	0.9	0.7	3.4	10.5
Loan penetration (%)[5]	4.7	14.8	7.8	9.1	7.1
Fee-generating assets	793	112	311	112	1,328
Net new fee-generating assets	17.2	3.3	6.9	8.8	36.2
Invested assets	1,642	274	613	576	3,108
Advisors (full-time equivalents)	6,335	691	1,557	909	9,582

1 Including the following business units: United States and Canada; and Latin America.    2 Including the following business units: Europe; Central and Eastern Europe, Greece and Israel; and Middle East and Africa.    3 Including minor functions, which are not included in the four regions individually presented in this table, with USD 3 million of total operating income, USD 7 million of total operating expenses, USD 4 million of operating loss before tax, USD 0.6 billion of loans, USD 0.0 billion of net new loan outflows, USD 1 billion of fee-generating assets, USD 0.1 billion of net new fee-generating asset outflows, USD 3 billion of invested assets and 90 advisors in the first quarter of 2021.    4 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.    5 Loans, gross as a percentage of invested assets.

Regional comments 1Q21 vs 1Q20, except where indicated

Americas

Profit before tax increased by USD 87 million to USD 467 million. Operating income increased by USD 155 million to USD 2,547 million, mainly driven by higher recurring net fee income, reflecting higher average fee-generating assets, and lower credit loss expenses. The cost / income ratio decreased from 83.1% to 81.7%. Loans increased 7% compared with the fourth quarter of 2020, to USD 78 billion, reflecting USD 5.5 billion of net new loans which were mostly in Lombard. Fee-generating assets increased 5% sequentially to USD 793 billion, mainly driven by positive market performance of USD 19.3 billion and net new fee-generating assets of USD 17.2 billion.

Switzerland

Profit before tax increased by USD 7 million to USD 191 million. Operating income increased by USD 25 million to USD 465 million, mainly driven by higher recurring net fee income and net interest income, as well as credit loss releases compared with credit loss expenses in the first quarter of 2020. The cost / income ratio increased from 57.4% to 59.0%. Loans decreased 3% sequentially to USD 40 billion, mainly reflecting foreign currency effects which were partly offset by USD 0.9 billion of net new loans. Fee-generating assets increased 1% sequentially to USD 112 billion, mainly driven by USD 3.3 billion of net new fee-generating assets.

EMEA

Profit before tax increased by USD 28 million to USD 287 million. Operating income increased by USD 36 million to USD 952 million, mainly driven by recurring net fee income and credit loss releases, compared with credit loss expenses. The cost / income ratio decreased from 70.4% to 69.9%. Loans decreased 1% compared with the fourth quarter of 2020, to USD 48 billion, mainly reflecting foreign currency effects which were partly offset by USD 0.7 billion of net new loans. Fee-generating assets increased 2% sequentially to USD 311 billion, mainly driven by USD 6.9 billion of net new fee-generating assets.

Asia Pacific

Profit before tax increased by USD 70 million to USD 468 million. Operating income increased by USD 86 million to USD 881 million, mainly driven by transaction-based and recurring net fee income. The cost / income ratio decreased from 49.8% to 46.9%. Loans increased 6% compared with the fourth quarter of 2020, to USD 53 billion, reflecting USD 3.4 billion of net new loans. Fee-generating assets increased 9% sequentially to USD 112 billion, mainly driven by USD 8.8 billion of net new fee-generating assets.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.21	31.12.20	31.3.20	4Q20	1Q20

Results
Net interest income	470	455	493	3	(5)
Recurring net fee income[2]	182	177	170	3	7
Transaction-based income[3]	239	230	264	4	(9)
Other income	38	14	19	168	107
Income	929	876	946	6	(2)
Credit loss (expense) / release	22	20	(74)	7
Total operating income	950	896	871	6	9
Total operating expenses	593	578	549	3	8
Business division operating profit / (loss) before tax	358	318	322	12	11

Performance measures and other information
Average attributed equity (CHF billion)[4]	8.3	8.2	8.4	1	(2)
Return on attributed equity (%)[4]	17.3	15.5	15.3
Pre-tax profit growth (%)	11.0	4.1	(16.4)
Cost / income ratio (%)	63.8	66.0	58.0
Net interest margin (bps)	137	133	149
Risk-weighted assets (CHF billion)[4]	64.7	63.8	65.0	1	0
Leverage ratio denominator (CHF billion)[4,5]	224.8	219.9	218.3	2	3
Business volume for Personal Banking (CHF billion)	182	179	168	2	9
Net new business volume for Personal Banking (CHF billion)	3.4	2.1	3.2
Net new business volume growth for Personal Banking (%)[6]	7.6	4.8	7.6
Active Digital Banking clients in Personal Banking (%)[7]	69.4	68.1	64.5
Active Digital Banking clients in Corporate & Institutional Clients (%)[8]	79.3	78.8	77.6
Mobile Banking log-in share in Personal Banking (%)[9]	70.2	70.3	64.7
Client assets (CHF billion)[10]	727	702	640	4	14
Loans, gross (CHF billion)	138.1	136.4	132.8	1	4
Customer deposits (CHF billion)	162.5	161.1	153.0	1	6
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.6	92.9	91.6
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.1	1.1	1.0

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominators for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 “Clients” refers to the number of unique business relationships operated by Personal Banking and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers in a digital banking contract). Excluded are persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities. In the first quarter of 2021, 86.3% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    8 “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract). Excluded are clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities.    9 Mobile Banking app log-ins as a percentage of total log-ins via E-Banking and Mobile Banking app in Personal Banking (if a digital banking contract is linked to multiple business relationships, the log-in is attributed to the business relationship with the most banking products in use).    10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only. Net new money is not measured for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Personal & Corporate Banking

Results: 1Q21 vs 1Q20

Profit before tax increased by CHF 36 million, or 11%, to CHF 358 million, reflecting credit loss releases compared with credit loss expenses in the first quarter of 2020, partly offset by higher operating expenses and lower income.

Operating income

Total operating income increased by CHF 79 million, or 9%, to CHF 950 million, reflecting credit loss releases compared with credit loss expenses in the first quarter of 2020, as well as higher other income and recurring net fee income. This was partly offset by lower transaction-based and net interest income.

Net interest income decreased by CHF 23 million to CHF 470 million, mainly driven by lower deposit revenues, reflecting a decrease in margins mainly as a result of lower US dollar interest rates.

Recurring net fee income increased by CHF 12 million to CHF 182 million, primarily reflecting higher custody, mandate and investment fund fees.

Transaction-based income decreased by CHF 25 million to CHF 239 million, mainly driven by lower revenue from credit card and foreign exchange transactions, reflecting lower spending on travel and leisure by clients due to the COVID-19 pandemic.

Other income increased by CHF 19 million to CHF 38 million, mainly reflecting a valuation gain of CHF 26 million on our equity ownership of SIX Group.

Net credit loss releases for the first quarter of 2021 were CHF 22 million, compared with net expenses of CHF 74 million. Stage 1 and 2 net releases were CHF 14 million, compared with expenses of CHF 15 million. Stage 3 net releases were CHF 8 million, compared with expenses of CHF 60 million.

Operating expenses

Total operating expenses increased by CHF 44 million, or 8%, to CHF 593 million, reflecting higher investments in technology and real estate expenses due to accelerated depreciation resulting from the closure of 44 branches in the first quarter of 2021.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.21	31.12.20	31.3.20	4Q20	1Q20

Results
Net interest income	513	503	511	2	0
Recurring net fee income[2]	198	196	177	1	12
Transaction-based income[3]	261	255	274	2	(5)
Other income	41	16	19	158	113
Income	1,013	970	981	4	3
Credit loss (expense) / release	23	22	(77)	5
Total operating income	1,037	992	904	4	15
Total operating expenses	647	640	570	1	14
Business division operating profit / (loss) before tax	389	353	334	10	16

Performance measures and other information
Average attributed equity (USD billion)[4]	9.1	9.0	8.7	1	5
Return on attributed equity (%)[4]	17.1	15.6	15.3
Pre-tax profit growth (%)	16.5	13.6	(13.5)
Cost / income ratio (%)	63.9	66.0	58.0
Net interest margin (bps)	137	133	149
Risk-weighted assets (USD billion)[4]	68.4	72.1	67.4	(5)	1
Leverage ratio denominator (USD billion)[4,5]	237.8	248.3	226.5	(4)	5
Business volume for Personal Banking (USD billion)	193	202	174	(4)	11
Net new business volume for Personal Banking (USD billion)	3.7	2.3	3.3
Net new business volume growth for Personal Banking (%)[6]	7.4	4.8	7.7
Active Digital Banking clients in Personal Banking (%)[7]	69.4	68.1	64.5
Active Digital Banking clients in Corporate & Institutional Clients (%)[8]	79.3	78.8	77.6
Mobile Banking log-in share in Personal Banking (%)[9]	70.2	70.3	64.7
Client assets (USD billion)[10]	769	793	665	(3)	16
Loans, gross (USD billion)	146.0	154.0	137.9	(5)	6
Customer deposits (USD billion)	171.9	181.9	158.8	(6)	8
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.6	92.9	91.6
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.1	1.1	1.0

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominators for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 “Clients” refers to the number of unique business relationships operated by Personal Banking and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers in a digital banking contract). Excluded are persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities. In the first quarter of 2021, 86.3% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    8 “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract). Excluded are clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities.    9 Mobile Banking app log-ins as a percentage of total log-ins via E-Banking and Mobile Banking app in Personal Banking (if a digital banking contract is linked to multiple business relationships, the log-in is attributed to the business relationship with the most banking products in use).    10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only. Net new money is not measured for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.21	31.12.20	31.3.20	4Q20	1Q20

Results
Net management fees[2]	545	518	477	5	14
Performance fees	92	255	36	(64)	153
Credit loss (expense) / release	0	0	0
Total operating income	637	774	514	(18)	24
Total operating expenses	410	372	357	10	15
Business division operating profit / (loss) before tax	227	401	157	(43)	45

Performance measures and other information
Average attributed equity (USD billion)[3]	2.2	2.1	1.8	4	22
Return on attributed equity (%)[3]	40.8	74.9	34.4
Pre-tax profit growth (%)	44.7	123.1	51.7
Cost / income ratio (%)	64.4	48.1	69.5
Risk-weighted assets (USD billion)[3]	8.0	6.9	6.0	15	33
Leverage ratio denominator (USD billion)[3,4]	5.4	5.8	4.9	(6)	10
Goodwill and intangible assets (USD billion)	1.2	1.2	1.3	0	(8)
Net margin on invested assets (bps)[5]	8	15	7	(47)	13
Gross margin on invested assets (bps)	23	30	24	(23)	(3)

Information by business line / asset class
Net new money (USD billion)
Equities[6]	6.4	25.1	15.0
Fixed Income	13.5	(12.0)	18.6
of which: money market	4.3	(15.8)	9.9
Multi-asset & Solutions[6]	3.7	7.7	0.0
Hedge Fund Businesses	2.0	0.7	(2.2)
Real Estate & Private Markets	0.6	0.6	1.3
Total net new money	26.2	22.2	32.7
of which: net new money excluding money market	21.9	38.0	22.8

Invested assets (USD billion)
Equities[6]	526	506	312	4	69
Fixed Income	279	274	265	2	5
of which: money market	101	97	111	4	(9)
Multi-asset & Solutions[6]	175	172	130	2	35
Hedge Fund Businesses	50	48	39	6	30
Real Estate & Private Markets	92	93	87	(2)	5
Total invested assets	1,121	1,092	832	3	35
of which: passive strategies	469	457	324	3	45

Information by region
Invested assets (USD billion)
Americas	267	254	215	5	24
Asia Pacific	185	181	138	2	34
Europe, Middle East and Africa (excluding Switzerland)	305	294	196	4	56
Switzerland	364	363	283	0	29
Total invested assets	1,121	1,092	832	3	35

Information by channel
Invested assets (USD billion)
Third-party institutional	656	648	497	1	32
Third-party wholesale	133	128	86	4	55
UBS’s wealth management businesses	332	316	249	5	33
Total invested assets	1,121	1,092	832	3	35

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), distribution fees, incremental fund related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items which are not Asset Management’s performance fees.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominators for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    5 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    6 Comparative figures have been restated as a result of an adjustment in asset classification, effective as of 1 April 2020, in order to better reflect the underlying nature of certain assets, following an internal asset reporting review in light of the evolution of our separately managed accounts initiative in the US with Global Wealth Management. The restatement had no effect on total net new money and no effect on total invested assets. It resulted in an increase of USD 10 billion, or 3%, in invested assets in Equities and a decrease of USD 10 billion, or 7%, in invested assets in Multi-asset & Solutions in the first quarter of 2020.

Asset Management

Results: 1Q21 vs 1Q20

Profit before tax increased by USD 70 million, or 45%, to USD 227 million, reflecting continued growth in invested assets and positive operating leverage.

Operating income

Total operating income increased by USD 123 million, or 24%, to USD 637 million.

Net management fees increased by USD 68 million, or 14%, to USD 545 million, on a higher average invested asset base, reflecting a combination of a constructive market backdrop, continued strong net new money generation and positive currency translation effects.

Performance fees increased by USD 56 million to USD 92 million, mainly in our Hedge Fund Businesses, partly offset by lower performance fees in our Equities business.

Operating expenses

Total operating expenses increased by USD 53 million, or 15%, to USD 410 million, predominantly driven by personnel expenses, reflecting higher compensable revenues.

Invested assets: 1Q21  vs 4Q20

Invested assets increased by USD 29 billion to USD 1,121 billion, reflecting positive market performance of USD 29 billion and net new money inflows of USD 26 billion, partly offset by negative foreign currency translation effects of USD 26 billion.

Excluding money market flows, net new money inflows were USD 22 billion.

Investment Bank

Investment Bank[1,2]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.21	31.12.20	31.3.20	4Q20	1Q20

Results
Advisory	223	190	199	17	12
Capital Markets	565	478	334	18	69
Global Banking	788	669	534	18	48
Execution Services[3]	555	428	590	30	(6)
Derivatives & Solutions	1,246	660	984	89	27
Financing	(319)	346	464
Global Markets	1,483	1,433	2,037	3	(27)
of which: Equities	920	1,065	1,148	(14)	(20)
of which: Foreign Exchange, Rates and Credit	563	368	889	53	(37)
Income	2,271	2,102	2,571	8	(12)
Credit loss (expense) / release	2	(91)	(122)
Total operating income	2,273	2,011	2,449	13	(7)
Total operating expenses	1,862	1,482	1,741	26	7
Business division operating profit / (loss) before tax	412	529	709	(22)	(42)

Performance measures and other information
Pre-tax profit growth (%)	(41.9)		241.6
Average attributed equity (USD billion)[4]	13.0	12.6	12.4	3	4
Return on attributed equity (%)[4]	12.7	16.8	22.8
Cost / income ratio (%)	82.0	70.5	67.7
Risk-weighted assets (USD billion)[4]	95.0	94.3	102.8	1	(8)
Return on risk-weighted assets, gross (%)	9.6	9.0	11.2
Leverage ratio denominator (USD billion)[4,5]	329.7	315.5	297.4	4	11
Return on leverage ratio denominator, gross (%)[5]	2.8	2.7	3.5
Goodwill and intangible assets (USD billion)	0.1	0.2	0.0	(10)
Average VaR (1-day, 95% confidence, 5 years of historical data)	11	9	13	14	(19)

1 Comparative figures in this table have been restated to reflect the new structure of the Investment Bank, split into Global Banking and Global Markets. Global Banking has two product verticals: Capital Markets and Advisory. Global Markets combines Equities and Foreign Exchange, Rates and Credit (FRC), with three product verticals: Execution Services, Derivatives & Solutions, and Financing.    2 Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Execution & Platform, which was disclosed in previous periods, has been renamed Execution Services.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominators for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

Investment Bank

Results: 1Q21 vs 1Q20

Profit before tax decreased by USD 297 million, or 42%, to USD 412 million, driven by a loss related to the default of a
US-based client of our prime brokerage business, reported within Financing in Global Markets. This was partly offset by increased operating income in Global Banking and Derivatives & Solutions within Global Markets.

›    Refer to the “Group performance” section of this report for more information about the loss in the prime brokerage business

Operating income

Total operating income decreased by USD 176 million, or 7%, to USD 2,273 million, reflecting lower revenues in Global Markets, partly offset by higher revenues in Global Banking and credit loss releases compared with credit loss expenses in the first quarter of 2020.

Global Banking

Global Banking revenues increased by USD 254 million, or 48%, to USD 788 million, predominantly driven by higher Capital Markets revenues.

Advisory revenues increased by USD 24 million, or 12%, to USD 223 million, mainly due to higher revenues from merger and acquisition transactions, compared with a 3% increase in the global fee pool.

Capital Markets revenues increased by USD 231 million, or 69%, to USD 565 million, mainly reflecting a USD 183 million, or 174%, increase in Equity Capital Markets revenues, compared with an increase in the global fee pool of 342%, driven by elevated IPO activity. In addition, Leveraged Capital Markets revenues increased by USD 153 million to USD 119 million, exceeding the increase in the global fee pool of 35%, mainly as the first quarter of 2020 included mark-to-market losses in leveraged capital markets, corporate lending and real estate finance portfolios. These increases were partly offset by mark-to-market losses in a portfolio of hedging instruments used to hedge the Investment Bank’s lending and leveraged loan portfolio, compared with gains recognized in the first quarter of 2020.

Global Markets

Global Markets revenues decreased by USD 554 million, or 27%, to USD 1,483 million, driven by a loss in our Financing business, partly offset by higher revenues in equity derivatives and cash equities products.

Execution Services revenues decreased by USD 35 million, or 6%, to USD 555 million. Higher revenues from cash equities were more than offset by lower revenues from foreign exchange products that are traded over electronic platforms, as spreads tightened and volumes decreased in more normalized market conditions compared with the prior year, which was affected by the COVID-19 pandemic.

Derivatives & Solutions revenues increased by USD 262 million, or 27%, to USD 1,246 million, reflecting a constructive market environment for equity derivatives and credit products. This increase was partly offset by a decrease in revenues from foreign exchange and rates products, reflecting a strong first quarter of 2020, which benefited from increased market volumes.

Financing recorded a loss of USD 319 million, driven by a USD 774 million loss on a default of a US-based client of our prime brokerage business.

›    Refer to the “Group performance” section of this report for more information about the loss in the prime brokerage business

Of which: Equities

Equities revenues decreased by USD 228 million, or 20%, to USD 920 million, mainly driven by the aforementioned loss in our prime brokerage business, partly offset by higher revenues in equity derivatives and cash equities products.

Of which: Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues decreased by USD 326 million, or 37%, to USD 563 million. The decrease was mostly driven by lower revenues in Foreign Exchange and Rates, compared with strong revenues in the first quarter of 2020, which benefited from increased market volumes and volatility in the wake of the COVID-19 pandemic. These effects were partly offset by increases in Credit revenues.

Credit loss expense / release

Net credit loss releases were USD 2 million, compared with net expenses of USD 122 million. Stage 1 and 2 net releases of USD 5 million were partly offset by Stage 3 net expenses of USD 4 million recognized across various positions. The first quarter of 2020 included USD 62 million of stage 1 and 2 net credit loss expenses and USD 60 million of stage 3 net credit loss expenses.

Operating expenses

Total operating expenses increased by USD 121 million, or 7%, to USD 1,862 million, largely driven by higher personnel expenses, mainly reflecting increased headcount and foreign currency translation effects.

Risk-weighted assets and leverage ratio denominator: 1Q21 vs 4Q20

Risk-weighted assets

Total risk-weighted assets (RWA) increased by USD 1 billion, or 1%, to USD 95 billion.

›    Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator increased by USD 14 billion, or 4%, to USD 330 billion, mainly reflecting a USD 16 billion increase in derivative and securities financing transaction exposures, partly offset by a USD 2 billion decrease in on-balance sheet exposures.

›    Refer to the “Capital management” section of this report for more information

Group Functions

Group Functions[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.21	31.12.20	31.3.20	4Q20	1Q20

Results
Total operating income	(90)	63	(480)		(81)
Total operating expenses	49	225	(71)	(78)
Operating profit / (loss) before tax	(139)	(161)	(410)	(14)	(66)
of which: Group Treasury	(104)	(42)	(131)	151	(20)
of which: Non-core and Legacy Portfolio	5	69	(219)	(93)
of which: Group Services	(39)	(189)	(60)	(79)	(34)

Additional information
Risk-weighted assets (USD billion)[2]	28.3	28.7	31.3	(1)	(9)
Leverage ratio denominator (USD billion)[2,3]	84.7	96.2	116.4	(12)	(27)

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to the “Capital management” section of this report for more information.    3 The leverage ratio denominators for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

Results: 1Q21 vs 1Q20

Group Functions recorded a loss before tax of USD 139 million, compared with a loss of USD 410 million.

Group Treasury

The Group Treasury result was negative USD 104 million, compared with negative USD 131 million.

This included net negative income of USD 92 million from accounting asymmetries, including hedge accounting ineffectiveness, compared with net negative income of USD 167 million.

Income related to centralized Group Treasury risk management was negative USD 2 million, compared with negative USD 77 million, mainly driven by additional liquidity costs in relation to COVID-19 market stress in the first quarter of 2020.

Operating expenses increased by USD 108 million to USD 12 million, mainly due to a reduction in variable compensation booked in the first quarter of 2020. This reduction was recorded in relation to funding valuation losses booked within accounting asymmetries, which were largely attributable to a widening of funding spreads on derivatives.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was positive USD 5 million, compared with negative USD 219 million. This result was mainly due to valuation gains of USD 61 million on our USD 1.6 billion portfolio of auction rate securities (ARS), compared with valuation losses of USD 143 million in the same period last year. Our remaining exposures to ARS were all rated investment grade as of 31 March 2021.

In addition, the first quarter of 2020 included credit loss expenses of USD 16 million.

Group Services

The Group Services result was negative USD 39 million, compared with negative USD 60 million. This mainly resulted from lower funding costs related to deferred tax assets.

Selected financial information of our business divisions and Group Functions

Selected financial information of our business divisions and Group Functions

Selected financial information of our business divisions and Group Functions[1]
	For the quarter ended 31.3.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,848	1,037	637	2,273	(90)	8,705

Operating expenses	3,439	647	410	1,862	49	6,407

Operating profit / (loss) before tax	1,409	389	227	412	(139)	2,298

	For the quarter ended 31.12.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,277	992	774	2,011	63	8,117
of which: valuation gain on auction rate securities[2]					134	134

Operating expenses	3,412	640	372	1,482	225	6,132
of which: impairment of internally generated software[3]					67	67

Operating profit / (loss) before tax	864	353	401	529	(161)	1,985

	For the quarter ended 31.3.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,547	904	514	2,449	(480)	7,934

Operating expenses	3,329	570	357	1,741	(71)	5,926
of which: net restructuring expenses	61	1	5	19	0	86

Operating profit / (loss) before tax	1,218	334	157	709	(410)	2,008

1 The “of which” components of operating income and operating expenses disclosed in this table are items that are not recurring or necessarily representative of the underlying business performance for the reporting period specified.    2 Reflects a valuation gain recognized as a result of a recovery in underlying market conditions, following a change in valuation methodology. Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of our Annual Report 2020 for more information. This gain was more than offset by valuation losses recognized earlier in 2020.    3 Relates to impairment of internally generated software resulting from a decision in the fourth quarter of 2020 to not proceed with an internal business transfer from UBS Switzerland AG to UBS AG.

Risk, capital, liquidity and funding, and balance sheet

Management report

Table of contents

27	Risk management and control
27	Credit risk
30	Market risk
31	Country risk
31	Operational risk

33	Capital management
34	Swiss SRB requirements and information
35	Total loss-absorbing capacity
39	Risk-weighted assets
41	Leverage ratio denominator
43	Equity attribution and return on attributed equity

44	Liquidity and funding management
44	Strategy, objectives and governance
44	Liquidity coverage ratio
44	Net stable funding ratio

45	Balance sheet and off-balance sheet
45	Strategy, objectives and governance
45	Balance sheet assets
45	Liabilities
46	Equity
47	Off-balance sheet

48	Share information and earnings per share

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2020.

The ongoing COVID-19 pandemic and the associated containment measures continue to cause economic dislocation. The related effects on credit, market, country and operational risk in the first quarter of 2021 are reflected in the following sections.

›    Refer to the “Recent developments” section of this report for more information about our response to COVID-19

Credit risk

Credit loss expense / release

Total net credit loss releases were USD 28 million, reflecting net releases of USD 26 million related to stage 1 and 2 positions and net releases of USD 3 million related to credit-impaired (stage 3) positions.

›    Refer to “Note 7 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release

›    Refer to “Note 1 Summary of significant accounting policies”, “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of our Annual Report 2020 for more information about the scenario updates

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.3.21
Stages 1 and 2	4	16	0	5	0	26
Stage 3	(2)	8	0	(4)	0	3
Total credit loss (expense) / release	3	23	0	2	0	28

For the quarter ended 31.12.20
Stages 1 and 2	8	7	0	18	0	33
Stage 3	(1)	15	0	(108)	(4)	(99)
Total credit loss (expense) / release	7	22	0	(91)	(5)	(66)

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Overall banking products exposures

Overall banking products exposure decreased marginally, by USD 2 billion to USD 637 billion as of 31 March 2021.

The credit-impaired gross exposure decreased by USD 325 million to USD 3,453 million. The decrease stemmed mainly from Global Wealth Management and Personal & Corporate Banking.

In Personal & Corporate Banking, loans and advances to customers decreased by USD 7.9 billion, mainly driven by the effects of the US dollar appreciating against the Swiss franc on a mostly Swiss franc-denominated portfolio. In Global Wealth Management, the USD 6.1 billion increase in loans and advances to customers was mainly driven by higher volumes of Lombard loans in the US and Asia Pacific. In the Investment Bank, loans and advances to customers decreased by USD 1.2 billion.

Exposure related to traded products increased by USD 5.2 billion during the first quarter of 2021, driven by a combination of increased market movements and client activity in both the Investment Bank and Global Wealth Management.

Committed credit facilities

We did not observe an increase in drawing of committed credit facilities by clients in the first quarter of 2021. We manage our credit risk on the aggregate of drawn and committed undrawn credit facilities and model full drawing of committed facilities in our stress testing framework.

Loan underwriting

In the Investment Bank, new loan underwriting activity and distributions continued to be robust during the first quarter of 2021. As of 31 March 2021, mandated loan underwriting commitments totaled USD 4.5 billion on a notional basis (compared with USD 4.9 billion as of 31 December 2020). As of 31 March 2021, USD 0.3 billion of commitments had not yet been distributed as originally planned.

Loan underwriting exposures are held for trading, with fair values reflecting the market conditions at the end of the quarter. Credit hedges are in place to help protect against fair value movements in the portfolio.

Swiss mortgage portfolio

Of our USD 159 billion total Swiss real estate portfolio, USD 144 billion related to residential real estate, USD 6 billion to commercial retail and office real estate, and USD 9 billion to industrial and other real estate.

The residential portfolio consists of USD 119 billion for single-family homes (average LTV of 54%) and USD 25 billion in residential income-producing real estate (average LTV of 52%). We are also carefully monitoring the level of risk in our Swiss commercial retail and office real estate portfolio (average LTV of 45%) and its resilience to the economic impact of COVID-19.

›    Refer to the “Risk management and control” section of our Annual Report 2020 for more information about our Swiss mortgage portfolio

Exposure to the Swiss economy and Swiss corporates

Within Personal & Corporate Banking, certain industry sectors continue to exhibit higher risk due to COVID-19 and the associated containment measures. Industries with a negative outlook include tourism and media, and, to a lesser degree: retail; culture, sports and education; and watches. Our exposure to the tourism sector (including hotels, restaurants and transport) totaled USD 2.0 billion as of 31 March 2021, with hotels accounting for USD 1.0 billion of this exposure. Our other exposures included the following: USD 1.5 billion to the retail sector; USD 1.0 billion to the culture, sports and education sector; USD 0.3 billion to the watch sector; and USD 0.2 billion to the media sector. Apart from a few large counterparties, our exposures within these sectors are highly diversified across Switzerland.

Banking and traded products exposure in our business divisions and Group Functions
	31.3.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	312,061	216,848	3,033	58,459	46,637	637,037
of which: loans and advances to customers (on-balance sheet)	214,417	146,027	1	12,799	4,547	377,791
of which: guarantees and loan commitments (off-balance sheet)	9,787	26,969	0	15,747	3,128	55,630
Traded products[2,3]
Gross exposure	11,746	812	0	43,944		56,502
of which: over-the-counter derivatives	8,956	795	0	14,413		24,164
of which: securities financing transactions	0	0	0	21,273		21,273
of which: exchange-traded derivatives	2,790	17	0	8,258		11,065
Other credit lines, gross[4]	11,322	23,925	0	4,148	29	39,424

Total credit-impaired exposure, gross (stage 3)	1,105	1,899	0	443	7	3,453
Total allowances and provisions for expected credit losses (stages 1 to 3)	304	769	1	295	9	1,378
of which: stage 1	99	125	0	74	3	301
of which: stage 2	51	186	0	53	0	290
of which: stage 3 (allowances and provisions for credit-impaired exposures)	153	458	1	169	6	787

	31.12.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	300,368	227,139	3,374	56,237	52,199	639,317
of which: loans and advances to customers (on-balance sheet)	208,324	153,975	1	13,964	4,324	380,589
of which: guarantees and loan commitments (off-balance sheet)	10,153	28,814	0	15,936	3,550	58,453
Traded products[2,3]
Gross exposure	9,919	1,201	0	40,215		51,335
of which: over-the-counter derivatives	6,946	1,182	0	11,236		19,364
of which: securities financing transactions	0	0	0	21,753		21,753
of which: exchange-traded derivatives	2,973	19	0	7,227		10,218
Other credit lines, gross[4]	12,201	24,950	0	2,952	31	40,134

Total credit-impaired exposure, gross (stage 3)	1,324	1,997	0	450	7	3,778
Total allowances and provisions for expected credit losses (stages 1 to 3)	318	842	1	298	10	1,468
of which: stage 1	103	130	0	70	3	306
of which: stage 2	54	216	0	63	0	333
of which: stage 3 (allowances and provisions for credit-impaired exposures)	160	497	1	165	6	829

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines, and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.    4 Unconditionally revocable committed credit lines.

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	31.3.21	31.12.20	31.3.21	31.12.20
Secured by residential property	59,114	60,021	105,205	111,554
Secured by commercial / industrial property[1]	3,243	3,273	18,694	19,623
Secured by cash	22,155	22,722	2,594	2,860
Secured by securities	112,359	104,652	1,783	2,003
Secured by guarantees and other collateral	15,564	15,605	7,011	6,942
Unsecured loans and advances to customers	1,980	2,051	10,739	10,994
Total loans and advances to customers, gross	214,417	208,324	146,027	153,975
Allowances	(186)	(190)	(616)	(676)
Total loans and advances to customers, net of allowances	214,231	208,134	145,411	153,299
1 Includes exposures with mixed collateral as security, where the primary purpose of the loan is not to finance a specific property.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Market risk

We continued to maintain generally low levels of management value-at-risk (VaR). Average management VaR (1‑day, 95% confidence level) increased marginally, from USD 11 million in the fourth quarter of 2020 to USD 12 million.

There was one Group VaR negative backtesting exception in the first quarter of 2021 related to a loss in the prime brokerage business as explained in the Group performance section of this report. There were no further negative backtesting exceptions within the most recent 250-business-day window, and therefore, the Swiss Financial Market Supervisory Authority (FINMA) VaR multiplier derived from backtesting exceptions for market risk risk-weighted assets remained unchanged compared with the prior quarter, at 3.0.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Functions by general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	1	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	3	36	35	11	8	8	8	3	3
Group Functions	6	7	6	6	0	4	5	1	0
Diversification effect[2,3]			(7)	(6)	0	(4)	(6)	(1)	0
Total as of 31.3.21	4	36	36	12	8	9	8	3	3
Total as of 31.12.20	8	14	11	11	7	8	8	3	3

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 The difference between the sum of the standalone VaR for the business divisions and Group Functions and the VaR for the Group as a whole.    3 As the minima and maxima for different business divisions and Group Functions occur on different days, it is not meaningful to calculate a portfolio diversification effect.

As of 31 March 2021, the interest rate sensitivity of our banking book to a +1-basis-point parallel shift in yield curves was negative USD 31.4 million, compared with negative USD 27.2 million as of 31 December 2020. The change in the interest rate sensitivity was driven by the execution of transactions that aim to protect our net interest income should interest rates decrease and the issuance of additional tier 1 (AT1) capital instruments. The reported interest rate sensitivity excludes the additional tier 1 (AT1) capital instruments as per FINMA Pillar 3 disclosure requirements, with a sensitivity of USD 5.2 million per basis point, and our equity, goodwill and real estate, with a modeled sensitivity of USD 21.4 million per basis point, of which USD 5.2 million and USD 15.3 million are attributable to the Swiss franc and the US dollar portfolios, respectively.

The most adverse of the six FINMA interest rate scenarios was the “Parallel up” scenario, which resulted in a change in the economic value of equity of negative USD 6.2 billion, representing a pro forma reduction of 11.0% of tier 1 capital, which is well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 31 March 2021 would be a reduction of 1.1%, or USD 0.6 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from the financial assets measured at fair value through other comprehensive income. This scenario would, however, have a positive effect on net interest income.

›    Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2020 for more information about the management of interest rate risk in the banking book

›    Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the equity, capital and net interest income of Global Wealth Management and Personal & Corporate Banking

Interest rate risk – banking book
USD million	+1 bp	Parallel up1	Parallel down[1]	Steepener[2]	Flattener[3]	Short-term up4	Short-term down[5]
CHF	(4.9)	(692.7)	784.9	(360.2)	224.2	(60.5)	64.8
EUR	(1.2)	(224.5)	250.4	(61.8)	19.7	(49.1)	42.4
GBP	0.0	5.1	(7.9)	(10.0)	9.2	12.9	(10.2)
USD	(24.9)	(5,153.4)	4,622.3	(1,185.5)	(5.8)	(1,952.6)	2,236.1
Other	(0.5)	(113.5)	(42.7)	0.8	(42.8)	(79.9)	(28.5)
Total effect on economic value of equity as per Pillar 3 requirement as of 31.3.21	(31.4)	(6,179.0)	5,607.0	(1,616.6)	204.5	(2,129.3)	2,304.7
Additional tier 1 (AT1) capital instruments	5.2	995.7	(1,088.6)	22.2	194.8	587.3	(612.6)
Total including AT1 capital instruments as of 31.3.21	(26.2)	(5,183.2)	4,518.4	(1,594.4)	399.3	(1,542.0)	1,692.1
Total effect on economic value of equity as per Pillar 3 requirement as of 31.12.20	(27.2)	(5,604.8)	4,956.9	(849.1)	(394.1)	(2,332.7)	2,435.2
Total including AT1 capital instruments as of 31.12.20	(23.0)	(4,789.7)	4,088.5	(942.0)	(121.2)	(1,759.1)	1,836.2

1 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.    2 Short-term rates decrease and long-term rates increase.    3 Short-term rates increase and long-term rates decrease.    4 Short-term rates increase more than long-term rates.    5 Short-term rates decrease more than long-term rates.

Country risk

The COVID-19 pandemic, and its impact on growth, employment, debt dynamics and supply chains, has become an important driver of country risk, and we expect this to be the case for at least the near future. While case numbers have come down amid vaccination roll-outs in some major economies, such as the US and the UK, several large European countries (e.g., France, Germany and Italy) experienced new COVID-19 spikes, which dampened the Eurozone growth outlook for the second quarter of 2021. We expect measures taken by governments and central banks that are intended to support their economies to give rise to increased sovereign risk.

We remain watchful of developments in Europe and political changes in a number of countries. Our direct exposure to peripheral European countries is limited, although we have significant country risk exposure to the major European economies, including the UK, Germany and France.

We continue to monitor potential trade policy disputes, as well as economic and political developments, notably in Hong Kong.

A number of emerging markets are facing economic, political and market pressures, particularly in light of challenges related to the COVID-19 pandemic. Our exposure to emerging market countries is well diversified.

›    Refer to the “Risk management and control” section of our Annual Report 2020 for more information

Exposures to Eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	31.3.21							31.12.20
	Banking products, gross[1]		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges
Austria	195	194	301	301	601	1,097	1,096	1,665	1,664
Belgium	168	168	197	197	37	401	401	869	869
Finland	21	21	63	63	222	305	305	394	394
France	1,453	1,452	1,913	1,788	5,141	8,507	8,381	7,473	7,344
Greece	17	14	0	0	8	26	22	23	15
Ireland	532	504	31	31	149	712	684	938	909
Italy	1,212	1,175	247	246	54	1,513	1,475	1,571	1,528
Portugal	30	30	12	12	8	51	51	55	55
Spain	401	308	156	155	201	758	664	822	724
Other[2]	902	877	27	27	30	959	934	1,096	1,071
Total	4,932	4,742	2,947	2,822	6,449	14,328	14,013	14,907	14,573

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Operational risk

Operational resilience, conduct and financial crime remain the key non-financial risk themes for UBS and the financial services industry. Operational resilience also continues to be a focus area for regulators globally, with a particular emphasis on measures taken to respond to the ongoing COVID-19 pandemic.

To address continuously developing regulatory requirements on resilience (including the Basel Principles and the UK policy statement released on 31 March 2021), we have established a global program to enhance our current capabilities. The existing resilience built into our operations and the effectiveness of our business continuity management and operational risk procedures (including those which apply to third-party service providers) have been critical in handling the ongoing COVID-19 pandemic and have enabled us to continue to serve our clients without material impact. We have maintained stable operations while complying with governmental requirements regarding containment that have been imposed in many of our principal locations, and we remain focused on the safety and well-being of our staff, with a particular focus on countries severely impacted by the third wave.

›    Refer to the “Recent developments” section of this report for more information

Increases in the sophistication of cyberattacks and related frauds are being seen worldwide. To date, our security controls, regular communications to help employees stay cybersafe while working remotely, and enhanced monitoring of cyber threats have been effective, with cybersecurity incidents that occurred during the first quarter of 2021 not having had any significant impact.

UBS maintains its focus on innovation and digitalization to create value for our clients. In order to deliver this we focus on timely changes to frameworks, including consideration of new or revised controls, working practices and oversight with the aim of mitigating any new risks introduced.

Achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct are of critical importance to the firm. As such, management of conduct risks is an integral part of our risk framework. We continue to focus on effectively embedding the conduct risk framework across our activities, enhancing management information and maintaining momentum on fostering a strong culture.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Remote working arrangements can also lead to increased conduct risk, inherent risk of fraudulent activities, potential increases in the number of suspicious transactions, and increased information security risks (in particular regarding client identifying data and unpublished price-sensitive information). Our increased monitoring and supervision remain in place for remote working, including programs to educate clients and employees on fraud risk, where our protocols for interaction to mitigate this risk have been updated. We are staying abreast of emerging trends in order to deploy further mitigating activity as necessary.

In addition to the effects of COVID-19, financial crime (e.g., money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption) continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention continues.

An effective financial crime prevention program remains essential for UBS. Money laundering and financial fraud techniques are becoming increasingly sophisticated, while geopolitical volatility makes the sanctions landscape more complex, and new risks emerge, such as virtual currencies and related activities or investments.

The Office of the Comptroller of the Currency issued a Cease and Desist Order against the firm in May 2018 related to our US branch know-your-customer (KYC) and anti-money-laundering (AML) programs. In response, we initiated an extensive program for the purpose of ensuring sustainable remediation of US- relevant Bank Secrecy Act / AML issues across all US legal entities. We introduced significant improvements to the framework in 2019 and 2020, and are continuing to implement these improvements, which we believe will yield the planned enhancements to our AML controls.

We continue to focus on strategic enhancements for AML / KYC and sanctions programs on a global scale to cope with evolving risk profiles and regulatory expectations, including the exploration of new technologies and more sophisticated rules-based monitoring, using self-learning systems to identify potentially suspicious transactions and behavior.

Capital management

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be read in conjunction with “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, which provides more information about our capital management objectives, planning and activities, as well as the Swiss SRB total loss-absorbing capacity framework.

Additional regulatory disclosures for UBS Group AG on a consolidated basis are provided in our 31 March 2021 Pillar 3 report. The Pillar 3 report also includes information relating to our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated) as of 31 March 2021 and is available under “Pillar 3 disclosures” at ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs, will be provided in the UBS AG first quarter 2021 report, which will be available as of 30 April 2021 under “Quarterly reporting” at ubs.com/investors.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB requirements and information

We are subject to the going and gone concern requirements of the Swiss Capital Adequacy Ordinance (the CAO) that include the too-big-to-fail provisions applicable to Swiss SRBs, which became effective on 1 July 2016 and were phased in until 1 January 2020. Information about the Swiss SRB capital framework, and about Swiss SRB going and gone concern requirements that were phased in until the end of 2019, is provided under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2019.

Instruments meeting gone concern requirements are eligible until one year before maturity, subject to a maximum of 25% of the gone concern requirements which can be met with instruments that have a remaining maturity of between one and two years (i.e., are in the last year of eligibility). Once at least 75% of the gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital. Our gone concern instruments are reasonably evenly distributed across maturities, with no major cliffs; therefore this 25% restriction has not affected us and we do not expect that it will affect us in the future.

The aforementioned requirements are also applicable to UBS AG consolidated. UBS Switzerland AG and UBS AG are subject to going and gone concern requirements on a standalone basis, as detailed in our 31 March 2021 Pillar 3 report, which is available under “Pillar 3 disclosures” at ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 March 2021.

Swiss SRB going and gone concern requirements and information
As of 31.3.21	RWA		LRD
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[1]	40,193	4.88[1]	50,613
Common equity tier 1 capital	9.66	27,816	3.38[2]	35,040
of which: minimum capital	4.50	12,952	1.50	15,573
of which: buffer capital	5.14	14,794	1.88	19,467
of which: countercyclical buffer	0.02	70
Maximum additional tier 1 capital	4.30	12,377	1.50	15,573
of which: additional tier 1 capital	3.50	10,074	1.50	15,573
of which: additional tier 1 buffer capital	0.80	2,303

Eligible going concern capital
Total going concern capital	19.56	56,288	5.42	56,288
Common equity tier 1 capital	14.05	40,426	3.89	40,426
Total loss-absorbing additional tier 1 capital[3]	5.51	15,862	1.53	15,862
of which: high-trigger loss-absorbing additional tier 1 capital	4.64	13,361	1.29	13,361
of which: low-trigger loss-absorbing additional tier 1 capital	0.87	2,501	0.24	2,501

Required gone concern capital[4]
Total gone concern loss-absorbing capacity[5]	10.59	30,468	3.76	39,012
of which: base requirement	12.86	37,015	4.50	46,720
of which: additional requirement for market share and LRD	1.08	3,109	0.38	3,893
of which: applicable reduction on requirements	(3.35)	(9,655)	(1.12)	(11,601)
of which: rebate granted (equivalent to 47.5% of maximum rebate)	(2.54)	(7,301)	(0.89)	(9,247)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.82)	(2,355)	(0.23)	(2,355)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	15.42	44,381	4.27	44,381
Total tier 2 capital	1.82	5,253	0.51	5,253
of which: low-trigger loss-absorbing tier 2 capital	1.64	4,709	0.45	4,709
of which: non-Basel III-compliant tier 2 capital	0.19	544	0.05	544
TLAC-eligible senior unsecured debt	13.59	39,129	3.77	39,129

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.55	70,661	8.63	89,626
Eligible total loss-absorbing capacity	34.98	100,669	9.70	100,669

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		287,828
Leverage ratio denominator				1,038,225

1 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.375% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.125% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 5.34 percentage points for the RWA-based requirement of 13.94% and 1.875 percentage points for the LRD-based requirement of 4.875%.

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on the rules that have been effective since 1 January 2020.

Swiss SRB going and gone concern information

USD million, except where indicated	31.3.21	31.12.20

Eligible going concern capital
Total going concern capital	56,288	56,178
Total tier 1 capital	56,288	56,178
Common equity tier 1 capital	40,426	39,890
Total loss-absorbing additional tier 1 capital	15,862	16,288
of which: high-trigger loss-absorbing additional tier 1 capital	13,361	13,711
of which: low-trigger loss-absorbing additional tier 1 capital	2,501	2,577

Eligible gone concern capital
Total gone concern loss-absorbing capacity	44,381	45,545
Total tier 2 capital	5,253	7,744
of which: low-trigger loss-absorbing tier 2 capital	4,709	7,201
of which: non-Basel III-compliant tier 2 capital	544	543
TLAC-eligible senior unsecured debt	39,129	37,801

Total loss-absorbing capacity
Total loss-absorbing capacity	100,669	101,722

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	287,828	289,101
Leverage ratio denominator[1]	1,038,225	1,037,150

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.6	19.4
of which: common equity tier 1 capital ratio	14.0	13.8
Gone concern loss-absorbing capacity ratio	15.4	15.8
Total loss-absorbing capacity ratio	35.0	35.2

Leverage ratios (%)[1]
Going concern leverage ratio	5.4	5.4
of which: common equity tier 1 leverage ratio	3.89	3.85
Gone concern leverage ratio	4.3	4.4
Total loss-absorbing capacity leverage ratio	9.7	9.8

1 The leverage ratio denominator (LRD) and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, available under “Annual reporting” at ubs.com/investors, for more information.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Total loss-absorbing capacity and movement

Our total loss-absorbing capacity (TLAC) was stable at USD 100.7 billion in the first quarter of 2021.

Going concern capital and movement

During the first quarter of 2021, our going concern capital was stable at USD 56.3 billion. Our common equity tier 1 (CET1) capital increased by USD 0.5 billion to USD 40.4 billion, mainly reflecting operating profit before tax of USD 2.3 billion, partly offset by negative foreign currency translation effects of USD 0.8 billion, current tax expenses of USD 0.4 billion, accruals for capital returns to shareholders of USD 0.3 billion and negative defined benefit plans effects of USD 0.2 billion. Our share repurchases of USD 1.1 billion in the first quarter of 2021 did not affect our CET1 capital position as there was an equal reduction in the capital reserve for potential share repurchases.

Our additional tier 1 (AT1) capital decreased by USD 0.4 billion to USD 15.9 billion, reflecting effects from interest rate risk hedges, foreign currency translation and other factors.

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity decreased by USD 1.2 billion to USD 44.4 billion, mainly reflecting a decrease of eligibility of three TLAC-eligible senior unsecured debt instruments denominated in US dollars and Swiss francs due to shortening of residual tenor, the call of a EUR 2 billion low-trigger tier 2 capital instrument, and effects from interest rate risk hedges and foreign currency translation. These decreases were partly offset by the issuance of ten new TLAC-eligible senior unsecured debt instruments denominated in US dollars, euro, Swiss francs and Australian dollars, which amounted to a total of USD 5.8 billion equivalent.

›    Refer to “Bondholder information” at ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased 0.2 percentage points to 14.0%, reflecting an increase in CET1 capital of USD 0.5 billion and a USD 1.3 billion decrease in RWA.

Our CET1 leverage ratio increased from 3.85% to 3.89% due to the aforementioned increase in CET1 capital.

Our gone concern loss-absorbing capacity ratio decreased from 15.8% to 15.4%, mainly driven by the aforementioned decrease in gone concern loss-absorbing capacity and partly offset by the aforementioned decrease of RWA.

Our gone concern leverage ratio decreased from 4.4% to 4.3%, mainly due to the aforementioned decrease in gone concern loss-absorbing capacity.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	31.3.21	31.12.20
Total IFRS equity	58,333	59,765
Equity attributable to non-controlling interests	(307)	(319)
Defined benefit plans, net of tax	(104)	(41)
Deferred tax assets recognized for tax loss carry-forwards	(5,582)	(5,617)
Deferred tax assets on temporary differences, excess over threshold		(5)
Goodwill, net of tax[1]	(6,243)	(6,319)
Intangible assets, net of tax	(265)	(296)
Compensation-related components (not recognized in net profit)	(1,420)	(1,349)
Expected losses on advanced internal ratings-based portfolio less provisions	(342)	(330)
Unrealized (gains) / losses from cash flow hedges, net of tax	(1,138)	(2,321)
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date	401	382
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date	(48)	(45)
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(96)	(152)
Prudential valuation adjustments	(152)	(150)
Accruals for dividends to shareholders for 2020	(1,314)	(1,314)
Capital reserve for potential share repurchases	(949)	(2,000)
Other[2]	(349)	0
Total common equity tier 1 capital	40,426	39,890

1 Includes goodwill related to significant investments in financial institutions of USD 388 million as of 31 March 2021 (31 December 2020: USD 413 million) presented on the balance sheet line Investments in associates.    2 Includes accruals for dividends to shareholders for the current year and other items.

Swiss SRB total loss-absorbing capacity movement
USD million

Going concern capital	Swiss SRB
Common equity tier 1 capital as of 31.12.20	39,890
Operating profit before tax	2,298
Current tax (expense) / benefit	(406)
Foreign currency translation effects	(754)
Share repurchase programs	(1,051)
Defined benefit plans[1]	(176)
Capital reserve for potential share repurchases	1,051
Other[2]	(427)
Common equity tier 1 capital as of 31.3.21	40,426
Loss-absorbing additional tier 1 capital as of 31.12.20	16,288
Issuance of a high-trigger loss-absorbing additional tier 1 capital instrument	1,500
Call of a high-trigger loss-absorbing additional tier 1 capital instrument	(1,500)
Interest rate risk hedge, foreign currency translation and other effects	(426)
Loss-absorbing additional tier 1 capital as of 31.3.21	15,862
Total going concern capital as of 31.12.20	56,178
Total going concern capital as of 31.3.21	56,288

Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.20	7,744
Call of a low-trigger loss-absorbing tier 2 capital instrument	(2,415)
Interest rate risk hedge, foreign currency translation and other effects	(76)
Tier 2 capital as of 31.3.21	5,253
TLAC-eligible senior unsecured debt as of 31.12.20	37,801
Issuance of TLAC-eligible senior unsecured debt instruments	5,847
Decrease in eligibility due to shortening of residual tenor	(2,813)
Interest rate risk hedge, foreign currency translation and other effects	(1,707)
TLAC-eligible senior unsecured debt as of 31.3.21	39,129
Total gone concern loss-absorbing capacity as of 31.12.20	45,545
Total gone concern loss-absorbing capacity as of 31.3.21	44,381

Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.20	101,722
Total loss-absorbing capacity as of 31.3.21	100,669

1 Includes a USD 254 million payment of the second installment to employees’ retirement assets in the Swiss pension fund, as announced in 2018. A similar contribution will be made in the first quarter of 2022. Refer to “Note 26 Post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.    2 Includes movements related to accruals for dividends for the current year and other items.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 12 billion and our CET1 capital by USD 1.3  billion as of 31 March 2021 (31 December 2020: USD 13 billion and USD 1.3 billion, respectively) and decreased our CET1 capital ratio 15 basis points (31 December 2020: 15 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 11 billion and our CET1 capital by USD 1.2  billion (31 December 2020: USD 12 billion and USD 1.2 billion, respectively) and increased our CET1 capital ratio 15 basis points (31 December 2020: 15 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 63 billion as of 31 March 2021 (31 December 2020: USD 65 billion) and decreased our Swiss SRB going concern leverage ratio 16 basis points (31 December 2020: 16 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 57 billion (31 December 2020: USD 58 billion) and increased our Swiss SRB going concern leverage ratio 16 basis points (31 December 2020: 16 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

›    Refer to “Active management of sensitivity to currency movements” under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we apply when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the maximum loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.0 billion as of 31 March 2021. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

›    Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2020 for more information

›    Refer to “Note 14  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk-weighted assets

During the first quarter of 2021, RWA decreased by USD 1.3 billion to USD 287.8 billion, driven by currency effects of USD 5.6 billion, partly offset by increases from asset size and other movements of USD 2.9 billion, methodology and policy changes of USD 1.1 billion, model updates of USD 0.2 billion, and regulatory add-ons of USD 0.1 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 31.12.20	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 31.3.21
Credit and counterparty credit risk[2]	178.1	(5.2)	1.1	0.2		4.6	178.9
Non-counterparty-related risk[3]	23.4	(0.4)				(0.2)	22.8
Market risk	11.8			0.0	0.1	(1.5)	10.4
Operational risk	75.8					0.0	75.8
Total	289.1	(5.6)	1.1	0.2	0.1	2.9	287.8

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to our Pillar 3 report, which is available under “Pillar 3 disclosures” at ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences, property, equipment, software and other items.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by USD 0.8 billion to USD 178.9 billion as of 31 March 2021. The RWA movements described below exclude currency effects.

Asset size and other movements resulted in a USD 4.6 billion increase in RWA.

–     Investment Bank RWA increased by USD 3.4 billion, driven by loans and loan commitments, as well as higher derivatives RWA, mainly due to increased trading activity.

–     Asset Management RWA increased by USD 1.1 billion, driven by higher RWA related to investments in funds.

–     Global Wealth Management RWA increased by USD 0.5 billion, driven by loans.

–     Personal & Corporate Banking RWA decreased by USD 0.4 billion, driven by lower RWA on loans, as well as lower RWA relating to a shift in the composition of the high quality liquid assets (HQLA) portfolio.

Changes to counterparty credit ratings and loss given default resulted in a net decrease of less than USD 2 billion in RWA during the first quarter of 2021.

RWA increased by USD 1.3 billion from model updates, as well as methodology and policy changes, resulting in an increase in credit valuation adjustment risk related to derivatives for Lombard clients and an increase for real estate portfolios, partly offset by decreases for derivatives and securities financing transactions (SFTs).

We expect that further methodology changes and model updates will increase credit and counterparty credit risk RWA by around USD 3 billion in the second quarter of 2021. The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval. In addition, changes in the composition of the relevant portfolios and other market factors will affect RWA.

›    Refer to the “Risk management and control” section of this report and our 31 March 2021 Pillar 3 report, which is available under “Pillar 3 disclosures” at ubs.com/investors,  for more information

›    Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2020 for more information

Market risk

Market risk RWA decreased by USD 1.5 billion to USD 10.4 billion in the first quarter of 2021, driven by a decrease of USD 1.5 billion in asset size and other movements in the Investment Bank’s Global Markets business. This decrease was due to lower average stressed VaR levels, mainly as a result of the Investment Bank’s equities trading business. This was partially offset by an increase in regulatory VaR RWA.

›    Refer to the “Risk management and control” section of this report and our 31 March 2021 Pillar 3 report, which is available under “Pillar 3 disclosures” at ubs.com/investors,  for more information

›    Refer to ”Market risk” in the “Risk management and control” section of our Annual Report 2020 for more information

Operational risk

Operational risk RWA were USD 75.8 billion as of 31 March 2021, unchanged from 31 December 2020.

›    Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2020 for information about the advanced measurement approach model

Risk, capital, liquidity and funding, and balance sheet | Capital management

Risk-weighted assets by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total RWA
	31.3.21
Credit and counterparty credit risk[1]	47.9	59.2	4.0	60.7	7.0	178.9
Non-counterparty-related risk[2]	6.2	2.0	0.6	3.4	10.6	22.8
Market risk	1.3	0.0	0.0	7.7	1.3	10.4
Operational risk	32.8	7.2	3.3	23.2	9.3	75.8
Total	88.2	68.4	8.0	95.0	28.3	287.8

	31.12.20
Credit and counterparty credit risk[1]	46.7	62.8	2.9	58.5	7.2	178.1
Non-counterparty-related risk[2]	6.2	2.1	0.7	3.6	10.7	23.4
Market risk	1.4	0.0	0.0	9.0	1.4	11.8
Operational risk	32.8	7.2	3.3	23.2	9.3	75.8
Total	87.2	72.1	6.9	94.3	28.7	289.1

	31.3.21 vs 31.12.20
Credit and counterparty credit risk[1]	1.1	(3.6)	1.1	2.2	(0.1)	0.8
Non-counterparty-related risk[2]	0.0	(0.1)	(0.1)	(0.2)	(0.1)	(0.5)
Market risk	(0.1)	0.0	0.0	(1.3)	(0.1)	(1.5)
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0
Total	1.0	(3.7)	1.0	0.7	(0.4)	(1.3)

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 March 2021: USD 9.9 billion; 31 December 2020: USD 10.0 billion), property, equipment, software and other items (31 March 2021: USD 12.9 billion; 31 December 2020: USD 13.4 billion).

Leverage ratio denominator

During the first quarter of 2021, the LRD was stable at USD 1,038 billion, as the asset size and other movements of USD 30 billion were largely offset by currency effects of USD 29 billion.

Movement in leverage ratio denominator by key driver
USD billion	LRD as of 31.12.20[1]	Currency effects	Asset size and other	LRD as of 31.3.21
On-balance sheet exposures (excluding derivative exposures and SFTs)[2]	806.6	(24.6)	8.2	790.2
Derivative exposures	96.6	(1.8)	11.4	106.2
Securities financing transactions	115.3	(1.5)	9.4	123.2
Off-balance sheet items	31.3	(0.9)	0.8	31.2
Deduction items	(12.8)	0.1	0.0	(12.6)
Total	1,037.1	(28.7)	29.8	1,038.2

1 The respective period shown ending on 31 December 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, available under “Annual reporting” at ubs.com/investors, for more information.    2 Excludes derivative financial instruments, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance sheet exposures increased by USD 8 billion, mainly driven by higher lending assets, largely in Global Wealth Management, and an increase in cash and balances at central banks, partly offset by lower HQLA securities and lower trading assets.

Derivative exposures increased by USD 11 billion, mainly reflecting an increase in potential future exposure and market-driven movements in the Investment Bank.

SFTs increased by USD 9 billion, mainly driven by excess cash re-investment in Group Functions and an increase in securities borrowing activities in the Investment Bank.

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

Risk, capital, liquidity and funding, and balance sheet | Capital management

Leverage ratio denominator by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
	31.3.21
Total IFRS assets	377.0	221.4	28.6	370.8	109.9	1,107.7
Difference in scope of consolidation[2]	(0.2)	0.0	(21.5)	0.0	0.1	(21.5)
Less: derivative exposures and SFTs[3]	(29.7)	(15.1)	(0.6)	(194.5)	(56.1)	(295.9)
On-balance sheet exposures	347.2	206.3	6.5	176.3	53.9	790.2
Derivative exposures	6.7	3.2	0.0	89.7	6.6	106.2
Securities financing transactions	25.6	12.6	0.6	55.6	28.9	123.2
Off-balance sheet items	6.4	15.8	0.0	8.3	0.7	31.2
Items deducted from Swiss SRB tier 1 capital	(5.3)	(0.1)	(1.6)	(0.2)	(5.4)	(12.6)
Total	380.6	237.8	5.4	329.7	84.7	1,038.2

	31.12.20[1]
Total IFRS assets	367.7	231.7	28.6	369.7	128.1	1,125.8
Difference in scope of consolidation[2]	(0.1)		(21.1)	0.0	0.1	(21.2)
Less: derivative exposures and SFTs[3]	(34.0)	(16.7)	(0.7)	(191.6)	(54.9)	(298.0)
On-balance sheet exposures	333.6	215.0	6.7	178.0	73.3	806.6
Derivative exposures	6.6	2.0	0.0	82.7	5.3	96.6
Securities financing transactions	30.1	15.1	0.7	46.5	22.9	115.3
Off-balance sheet items	6.1	16.3	0.0	8.5	0.4	31.3
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.1)	(1.6)	(0.3)	(5.5)	(12.8)
Total	371.2	248.3	5.8	315.5	96.2	1,037.1

	31.3.21 vs 31.12.20
Total IFRS assets	9.3	(10.3)	0.0	1.2	(18.2)	(18.1)
Difference in scope of consolidation[2]	0.0	0.0	(0.4)	0.0	0.0	(0.4)
Less: derivative exposures and SFTs[3]	4.3	1.6	0.1	(2.9)	(1.2)	2.0
On-balance sheet exposures	13.6	(8.7)	(0.3)	(1.7)	(19.4)	(16.4)
Derivative exposures	0.1	1.1	0.0	7.0	1.4	9.6
Securities financing transactions	(4.5)	(2.5)	(0.2)	9.0	6.0	7.9
Off-balance sheet items	0.3	(0.5)	0.0	(0.2)	0.3	(0.1)
Items deducted from Swiss SRB tier 1 capital	(0.1)	0.0	0.0	0.0	0.1	0.1
Total	9.4	(10.6)	(0.4)	14.1	(11.5)	1.1

1 The respective period shown ending on 31 December 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, available under “Annual reporting” at ubs.com/investors, for more information.    2 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    3 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Group Functions to the business divisions (the BDs). Average RWA and LRD are converted to common equity tier 1 (CET1) capital equivalents using capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any BD, the CET1 capital equivalent of RBC is used as a floor for that BD.

In addition to tangible equity, we allocate equity to the BDs to support goodwill and intangible assets.

Furthermore, we allocate to the BDs attributed equity related to certain CET1 deduction items, such as compensation-related components and expected losses on the advanced internal ratings-based portfolio less general provisions.

We attribute all remaining Basel III capital deduction items to Group Functions. These items include deferred tax assets (DTAs) recognized for tax loss carry-forwards, DTAs on temporary differences in excess of the threshold, accruals for shareholder returns, and unrealized gains from cash flow hedges.

›    Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about the equity attribution framework

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders

Average attributed equity
	For the quarter ended
USD billion	31.3.21	31.12.20	31.3.20
Global Wealth Management	18.3	17.7	16.5
Personal & Corporate Banking	9.1	9.0	8.7
Asset Management	2.2	2.1	1.8
Investment Bank	13.0	12.6	12.4
Group Functions	16.1	18.0	16.8
of which: deferred tax assets[1]	6.3	6.5	6.9
of which: related to retained RWA and LRD[2,3]	3.3	3.5	2.8
of which: accruals for shareholder returns and others[4]	6.5	8.0	7.0
Average equity attributed to business divisions and Group Functions	58.7	59.4	56.2

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold), as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.    3 The temporary exemption that applied from 25 March 2020 until 1 January 2021 and that was granted by FINMA in connection with COVID-19 was not applied when calculating average attributed equity for the respective periods in 2020. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    4 The decrease in attributed equity related to accruals for shareholder returns and others compared with the fourth quarter of 2020 is primarily driven by lower unrealized gains from cash flow hedges and lower accruals for shareholder returns.

Return on attributed equity[1]
	For the quarter ended
USD billion	31.3.21	31.12.20	31.3.20
Global Wealth Management	30.8	19.5	29.6
Personal & Corporate Banking	17.1	15.6	15.3
Asset Management	40.8	74.9	34.4
Investment Bank	12.7	16.8	22.8
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Liquidity and funding management

Strategy, objectives and governance

This section provides liquidity and funding management information and should be read in conjunction with “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Liquidity coverage ratio

The UBS Group quarterly average liquidity coverage ratio (LCR) remained broadly unchanged and above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

›    Refer to our 31 March 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about the liquidity coverage ratio

›    Refer to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
USD billion, except where indicated	Average 1Q21[1]	Average 4Q20[1]
High-quality liquid assets	221	214
Net cash outflows	146	141
Liquidity coverage ratio (%)[2]	151	152

1 Calculated based on an average of 63 data points in the first quarter of 2021 and 63 data points in the fourth quarter of 2020.    2 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Net stable funding ratio

As of 31 March 2021, our estimated pro forma net stable funding ratio (NSFR) was 114%, a decrease of 5 percentage points compared with 31 December 2020. This reflected a USD 15 billion decrease in available stable funding, driven by lower customer deposits, largely reflecting currency effects, which was slightly offset by increases in debt issued. Required stable funding increased by USD 6 billion, driven by an increase in derivative financial instruments.

The NSFR regulation was finalized in the fourth quarter of 2020 with the release of the revised FINMA Circular 2015/2 “Liquidity risks – banks.” We are on schedule to implement the final regulation by July 2021.

›    Refer to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about the NSFR

Pro forma net stable funding ratio
USD billion, except where indicated	31.3.21	31.12.20
Available stable funding	548	563
Required stable funding	479	473
Pro forma net stable funding ratio (%)	114	119

Balance sheet and off-balance sheet

Strategy, objectives and governance

This section provides balance sheet and off-balance sheet information and should be read in conjunction with “Balance sheet and off-balance sheet” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, which provides more information about the Group’s balance sheet and off-balance sheet positions.

Balances disclosed in this report represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Balance sheet assets (31 March 2021 vs 31 December 2020)

As of 31 March 2021, balance sheet assets totaled USD 1,108 billion, a decrease of USD 18 billion compared with 31 December 2020, which included a decrease from currency effects of approximately USD 28 billion.

Other financial assets measured at amortized cost and fair value decreased by USD 12 billion, mainly driven by a shift within the high-quality liquid asset (HQLA) portfolio from securities into cash. Derivatives and cash collateral receivables on derivative instruments decreased by USD 9 billion, mainly reflecting market-driven movements in interest rate contracts in Non-core and Legacy Portfolio, as well as our Derivatives & Solutions business in the Investment Bank, resulting from the steepening of the interest rate curve. Trading portfolio assets decreased by USD 5 billion, mainly due to lower inventory levels held in the Investment Bank to hedge client positions.

These decreases were partly offset by an USD 8 billion increase in securities financing transactions at amortized cost, driven by re-investment of excess cash in Group Treasury and an increase in securities borrowing activities in the Investment Bank. Cash and balances at central banks increased by USD 1 billion, as net cash inflows of USD 8 billion, mainly from the aforementioned shift within the HQLA portfolio into cash and net new issuances of long-term debt measured at amortized cost and debt designated at fair value in Group Treasury, were largely offset by currency effects.

Lending assets were stable, as an increase in lending of USD 14 billion, mainly reflecting higher Lombard loans in Global Wealth Management in the Americas, was almost entirely offset by currency effects.

›    Refer to the “Consolidated financial statements” section of this report for more information

Assets
	As of		% change from
USD billion	31.3.21	31.12.20	31.12.20
Cash and balances at central banks	158.9	158.2	0
Lending[1]	395.2	395.0	0
Securities financing transactions at amortized cost	82.4	74.2	11
Trading portfolio[2]	120.6	125.4	(4)
Derivatives and cash collateral receivables on derivative instruments	183.3	192.4	(5)
Brokerage receivables	24.2	24.7	(2)
Other financial assets measured at amortized cost and fair value[3]	82.9	95.1	(13)
Non-financial assets and financial assets for unit-linked investment contracts	60.2	60.9	(1)
Total assets	1,107.7	1,125.8	(2)

1 Consists of loans and advances to banks and customers.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Liabilities (31 March 2021 vs 31 December 2020)

Total liabilities decreased by USD 17 billion to USD 1,049 billion as of 31 March 2021, which included a decrease from currency effects of approximately USD 23 billion.

Customer deposits decreased by USD 19 billion in Global Wealth Management and Personal & Corporate Banking, largely reflecting currency effects. Derivatives and cash collateral payables on derivative instruments decreased by USD 16 billion, mainly reflecting market-driven movements on interest rate contracts in line with the aforementioned movement on the asset side, as well as market-driven movements on foreign exchange and equity contracts in the Investment Bank. Other financial liabilities at amortized cost and fair value decreased by USD 2 billion, mainly due to net maturities of securities financing transactions measured at fair value. Non-financial liabilities and financial liabilities related to unit-linked investment contracts decreased by USD 2 billion, mainly reflecting a decrease in compensation-related liabilities.

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

These decreases were partly offset by a USD 10 billion increase in debt issued designated at fair value and long-term debt issued measured at amortized cost. This reflected net new issuances of debt measured at fair value in our Derivatives & Solutions business in the Investment Bank and net new issuances of senior unsecured debt, as well as senior unsecured debt that contributes to total loss-absorbing capacity (TLAC), partly offset by the early redemption of a loss-absorbing tier 2 capital instrument and a loss-absorbing additional tier 1 (AT1) instrument in Group Treasury. Brokerage payables increased by USD 7 billion, mainly in our Financing business in the Investment Bank, as clients deposited cash with the Group to subsequently re-invest in the market. Trading portfolio liabilities increased by USD 3 billion, driven by the Investment Bank, mainly reflecting increases ahead of the dividend season, an increase in short positions to hedge client transactions and lower netting effects following disposals of trading portfolio assets. Short-term borrowings increased by USD 2 billion, driven by higher amounts due to banks in the Investment Bank.

The “Liabilities by product and currency” table in this section provides more information about our funding sources.

›    Refer to “Bondholder information” at ubs.com/investors  for more information about capital and senior debt instruments

›    Refer to the “Consolidated financial statements” section of this report for more information

Equity (31 March 2021 vs 31 December 2020)

Equity attributable to shareholders decreased to USD 58,026 million as of 31 March 2021, from USD 59,445 million as of 31 December 2020.

Total comprehensive income attributable to shareholders was negative USD 330 million, reflecting net profit of USD 1,824 million and negative other comprehensive income (OCI) of USD 2,154 million. OCI mainly included negative cash flow hedge OCI of USD 1,160 million, negative OCI related to foreign currency translation of USD 744 million, negative defined benefit plan OCI of USD 113 million and negative OCI related to debt instruments measured at fair value through OCI of USD 102 million.

Share premium decreased by USD 536 million, mainly due to the delivery of treasury shares under share-based compensation plans.

Net treasury share activity decreased equity attributable to shareholders by USD 555 million, reflecting repurchases of USD 883 million of shares under our 2021–2024 share repurchase program and USD 112 million of shares under our 2018–2021 share repurchase program completed on 2 February 2021, partly offset by the aforementioned delivery of treasury shares. The shares repurchased under our 2018–2021 share repurchase program will be canceled by means of a capital reduction, as approved by shareholders at the 2021 Annual General Meeting.

The payment of the 2020 dividend of USD 0.37 per share, approved by the Annual General Meeting on 8 April 2021, reduced equity attributable to shareholders by USD 1.3 billion in April 2021.

›    Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

›    Refer to the “Share information and earnings per share” section of this report for more information about the share repurchase programs

Liabilities and equity
	As of		% change from
USD billion	31.3.21	31.12.20	31.12.20
Short-term borrowings[1]	60.0	57.7	4
Securities financing transactions at amortized cost	6.7	6.3	5
Customer deposits	505.4	524.6	(4)
Debt issued designated at fair value and long-term debt issued measured at amortized cost[2]	163.8	153.8	7
Trading portfolio[3]	37.1	33.6	10
Derivatives and cash collateral payables on derivative instruments	182.6	198.4	(8)
Brokerage payables	45.6	38.7	18
Other financial liabilities measured at amortized cost and fair value[4]	16.8	19.1	(12)
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	31.5	33.7	(6)
Total liabilities	1,049.4	1,066.0	(2)
Share capital	0.3	0.3	0
Share premium	16.2	16.8	(3)
Treasury shares	(4.6)	(4.1)	14
Retained earnings	40.5	38.8	4
Other comprehensive income[5]	5.6	7.6	(27)
Total equity attributable to shareholders	58.0	59.4	(2)
Equity attributable to non-controlling interests	0.3	0.3	(4)
Total equity	58.3	59.8	(2)
Total liabilities and equity	1,107.7	1,125.8	(2)

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 The classification of debt issued measured at amortized cost into short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in retained earnings.

Liabilities by product and currency
	USD billion		As a percentage of total liabilities
	All currencies		All currencies		USD		CHF		EUR		Other
	31.3.21	31.12.20	31.3.21	31.12.20	31.3.21	31.12.20	31.3.21	31.12.20	31.3.21	31.12.20	31.3.21	31.12.20
Short-term borrowings	60.0	57.7	5.7	5.4	2.8	3.0	0.5	0.6	1.0	1.0	1.4	0.9
of which: due to banks	12.6	11.0	1.2	1.0	0.4	0.3	0.5	0.5	0.1	0.1	0.3	0.1
of which: short-term debt issued[1]	47.4	46.7	4.5	4.4	2.5	2.7	0.0	0.0	0.9	0.9	1.1	0.8
Securities financing transactions at amortized cost	6.7	6.3	0.6	0.6	0.5	0.5	0.0	0.0	0.0	0.0	0.1	0.1
Customer deposits	505.4	524.6	48.2	49.2	19.9	19.7	19.0	20.1	5.1	5.2	4.2	4.2
of which: demand deposits	232.1	236.4	22.1	22.2	7.4	7.4	7.0	7.2	4.2	4.3	3.5	3.4
of which: retail savings / deposits	219.2	220.9	20.9	20.7	8.9	8.3	11.4	11.8	0.5	0.5	0.0	0.0
of which: time deposits	36.1	40.3	3.4	3.8	2.5	2.8	0.2	0.2	0.1	0.1	0.7	0.7
of which: fiduciary deposits	18.0	27.0	1.7	2.5	1.0	1.2	0.4	0.9	0.3	0.3	0.1	0.1
Debt issued designated at fair value and long-term debt issued measured at amortized cost[2]	163.8	153.8	15.6	14.4	8.4	7.6	1.6	1.6	3.9	3.7	1.6	1.5
Trading portfolio	37.1	33.6	3.5	3.2	1.5	1.3	0.1	0.1	0.8	0.5	1.2	1.2
Derivatives and cash collateral payables on derivative instruments	182.6	198.4	17.4	18.6	14.2	15.2	0.3	0.2	1.8	2.0	1.1	1.1
Brokerage payables	45.6	38.7	4.3	3.6	3.3	2.7	0.0	0.0	0.3	0.2	0.7	0.7
Other financial liabilities measured at amortized cost and fair value[3]	16.8	19.1	1.6	1.8	0.8	1.1	0.2	0.2	0.3	0.2	0.3	0.3
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	31.5	33.7	3.0	3.2	0.5	0.6	0.1	0.2	0.1	0.2	2.2	2.2
Total liabilities	1,049.4	1,066.0	100.0	100.0	52.0	51.6	21.9	23.0	13.2	13.1	12.9	12.3

1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 The classification of debt issued measured at amortized cost into short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.    3 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.

Off-balance sheet (31 March 2021 vs 31 December 2020)

Loan commitments decreased by USD 3 billion, mainly in Personal & Corporate Banking, largely reflecting currency effects.

Forward starting reverse repurchase agreements increased by USD 3 billion and forward starting repurchase agreements increased by USD 2 billion, both primarily in Group Treasury, reflecting fluctuations in market activity in short-dated securities financing transactions.

Off-balance sheet
	As of		% change from
USD billion	31.3.21	31.12.20	31.12.20
Guarantees[1,2]	15.5	15.0	3
Loan commitments[1,3]	38.1	41.4	(8)
Committed unconditionally revocable credit lines	39.4	40.1	(2)
Forward starting reverse repurchase agreements[3]	6.0	3.2	84
Forward starting repurchase agreements[3]	2.1	0.4	466

1 Guarantees and loan commitments are shown net of sub-participations.    2 Includes guarantees measured at fair value through profit or loss.    3 Derivative loan commitments, as well as forward starting repurchase and reverse repurchase agreements, measured at fair value through profit or loss are not included. Refer to “Note 9 Derivative instruments” in the “Consolidated financial statements” section of this report for more information.

Risk, capital, liquidity and funding, and balance sheet | Share information and earnings per share

Share information and earnings per share

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. Each share has a nominal value of CHF 0.10 per share. Shares issued were unchanged in the first quarter of 2021.

We held 336 million shares as of 31 March 2021, of which 213 million shares had been acquired under our share repurchase programs for cancelation purposes. The remaining 123 million shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans.

Treasury shares held increased by 28 million shares in the first quarter of 2021. This largely reflected repurchases of 56.3 million shares under our 2021–2024 share repurchase program and 7.7 million shares under our 2018–2021 share repurchase program, partly offset by the delivery of treasury shares under share-based compensation plans.

Shares acquired under our 2018–2021 share repurchase program totaled 157 million as of 31 March 2021 (31 December
2020: 149 million) for a total acquisition cost of CHF 2,000 million (USD 2,044 million). This program was completed on 2 February 2021 and the shares repurchased under this program will be canceled by means of a capital reduction, as approved by shareholders at the 2021 Annual General Meeting.

On 8 February 2021, we commenced a new three-year share repurchase program of up to CHF 4 billion. Shares acquired under this program totaled 56 million as of 31 March 2021 for a total acquisition cost of CHF 810 million (USD 883 million).

From 1 January 2021 to 26 April 2021, we have repurchased 64 million shares for a total acquisition cost of CHF 920 million (USD 1,000 million) under the 2021–2024 share repurchase program and we repurchased 8 million shares for a total acquisition cost of CHF 100 million (USD 112 million) under the 2018–2021 share repurchase program.

›    Refer to the “Return on equity and CET1 capital” table in the “Group performance” section of this report for more information about equity attributable to shareholders and tangible equity attributable to shareholders

	As of or for the quarter ended			% change from
	31.3.21	31.12.20	31.3.20	31.12.20

Basic and diluted earnings (USD million)
Net profit / (loss) attributable to shareholders for basic EPS	1,824	1,636	1,595	11
Less: (profit) / loss on own equity derivative contracts	(1)	0	0	546
Net profit / (loss) attributable to shareholders for diluted EPS	1,823	1,636	1,595	11

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,538,422,488	3,568,989,134	3,591,853,051	(1)
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and warrants outstanding[2]	150,824,304	145,097,302	114,911,986	4
Weighted average shares outstanding for diluted EPS	3,689,246,792	3,714,086,436	3,706,765,037	(1)

Earnings per share
Basic earnings per share (USD)	0.52	0.46	0.44	12
Basic earnings per share (CHF)[3]	0.47	0.41	0.43	15
Diluted earnings per share (USD)	0.49	0.44	0.43	12
Diluted earnings per share (CHF)[3]	0.45	0.40	0.41	13

Shares outstanding and potentially dilutive instruments
Shares issued	3,859,055,395	3,859,055,395	3,859,055,395	0
Treasury shares[4]	335,907,722	307,477,002	274,964,517	9
of which: related to share repurchase program 2018–2021	156,632,400	148,975,800	148,975,800	5
of which: related to share repurchase program 2021–2024	56,269,500
Shares outstanding	3,523,147,673	3,551,578,393	3,584,090,878	(1)
Potentially dilutive instruments[5]	11,605,954	14,326,517	29,801,232	(19)

Other key figures
Total book value per share (USD)	16.47	16.74	16.16	(2)
Tangible book value per share (USD)	14.65	14.91	14.37	(2)
Share price (USD)[6]	15.48	14.08	9.39	10
Market capitalization (USD million)	54,536	50,013	33,649	9

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 The weighted average number of shares for notional employee awards with performance conditions reflects all potentially dilutive shares that are expected to vest under the terms of the awards.    3 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency.    4 Based on a settlement date view.    5 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented. It mainly includes equity derivative contracts.    6 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

51	Income statement
52	Statement of comprehensive income
54	Balance sheet
56	Statement of changes in equity
58	Statement of cash flows

60	1 Basis of accounting and other financial reporting effects
62	2 Segment reporting
63	3 Net interest income
63	4 Net fee and commission income
64	5 Personnel expenses
64	6 General and administrative expenses
65	7 Expected credit loss measurement
70	8 Fair value measurement
79	9 Derivative instruments
80	10 Other assets and liabilities
81	11 Debt issued designated at fair value
81	12 Debt issued measured at amortized cost
82	13 Interest rate benchmark reform
85	14 Provisions and contingent liabilities
91	15 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

92	Comparison between UBS Group AG consolidated and UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended
USD million	Note	31.3.21	31.12.20	31.3.20
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,097	2,111	2,455
Interest expense from financial instruments measured at amortized cost	3	(833)	(857)	(1,385)
Net interest income from financial instruments measured at fair value through profit or loss	3	349	368	261
Net interest income	3	1,613	1,622	1,330
Other net income from financial instruments measured at fair value through profit or loss		1,309	1,453	1,807
Credit loss (expense) / release	7	28	(66)	(268)
Fee and commission income	4	6,169	5,543	5,477
Fee and commission expense	4	(478)	(459)	(456)
Net fee and commission income	4	5,691	5,084	5,021
Other income		64	24	43
Total operating income		8,705	8,117	7,934
Personnel expenses	5	4,801	3,989	4,321
General and administrative expenses	6	1,089	1,515	1,133
Depreciation and impairment of property, equipment and software		508	617	456
Amortization and impairment of goodwill and intangible assets		8	10	16
Total operating expenses		6,407	6,132	5,926
Operating profit / (loss) before tax		2,298	1,985	2,008
Tax expense / (benefit)		471	341	410
Net profit / (loss)		1,827	1,645	1,598
Net profit / (loss) attributable to non-controlling interests		3	9	3
Net profit / (loss) attributable to shareholders		1,824	1,636	1,595

Earnings per share (USD)
Basic		0.52	0.46	0.44
Diluted		0.49	0.44	0.43

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended
USD million	31.3.21	31.12.20	31.3.20

Comprehensive income attributable to shareholders[1]
Net profit / (loss)	1,824	1,636	1,595

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(1,463)	1,143	(280)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	708	(539)	143
Foreign currency translation differences on foreign operations reclassified to the income statement	1	0	0
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	0	0	(8)
Income tax relating to foreign currency translations, including the impact of net investment hedges	10	(52)	0
Subtotal foreign currency translation, net of tax	(744)	552	(145)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(131)	0	208
Realized gains reclassified to the income statement from equity	(8)	(3)	(9)
Realized losses reclassified to the income statement from equity	2	0	0
Income tax relating to net unrealized gains / (losses)	35	3	(51)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(102)	0	147
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(1,172)	(191)	1,953
Net (gains) / losses reclassified to the income statement from equity	(254)	(256)	(103)
Income tax relating to cash flow hedges	266	87	(345)
Subtotal cash flow hedges, net of tax	(1,160)	(360)	1,505
Cost of hedging
Change in fair value of cost of hedging, before tax	(13)	(8)	6
Amortization of initial cost of hedging to the income statement	7	7	2
Income tax relating to cost of hedging	0	0	0
Subtotal cost of hedging, net of tax	(6)	(1)	8
Total other comprehensive income that may be reclassified to the income statement, net of tax	(2,012)	191	1,515

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(136)	37	10
Income tax relating to defined benefit plans	23	49	143
Subtotal defined benefit plans, net of tax	(113)	86	153
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(29)	(211)	1,156
Income tax relating to own credit on financial liabilities designated at fair value	0	0	(223)
Subtotal own credit on financial liabilities designated at fair value, net of tax	(29)	(211)	934
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(142)	(126)	1,086

Total other comprehensive income	(2,154)	65	2,602
Total comprehensive income attributable to shareholders	(330)	1,701	4,197

Statement of comprehensive income (continued)
	For the quarter ended
USD million	31.3.21	31.12.20	31.3.20

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	3	9	3

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(12)	18	(5)
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(12)	18	(5)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(12)	18	(5)
Total comprehensive income attributable to non-controlling interests	(9)	27	(2)

Total comprehensive income
Net profit / (loss)	1,827	1,645	1,598
Other comprehensive income	(2,166)	83	2,597
of which: other comprehensive income that may be reclassified to the income statement	(2,012)	191	1,515
of which: other comprehensive income that will not be reclassified to the income statement	(155)	(108)	1,082
Total comprehensive income	(339)	1,728	4,195
1 Refer to the “Group performance” section of this report for more information.

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
USD million	Note	31.3.21	31.12.20

Assets
Cash and balances at central banks		158,914	158,231
Loans and advances to banks		18,448	15,444
Receivables from securities financing transactions		82,384	74,210
Cash collateral receivables on derivative instruments	9	35,046	32,737
Loans and advances to customers	7	376,798	379,528
Other financial assets measured at amortized cost	10	26,770	27,194
Total financial assets measured at amortized cost		698,361	687,345
Financial assets at fair value held for trading	8	120,576	125,397
of which: assets pledged as collateral that may be sold or repledged by counterparties		48,385	47,098
Derivative financial instruments	8, 9	148,282	159,617
Brokerage receivables	8	24,201	24,659
Financial assets at fair value not held for trading	8	69,187	80,364
Total financial assets measured at fair value through profit or loss		362,246	390,037
Financial assets measured at fair value through other comprehensive income	8	8,100	8,258
Investments in associates		1,542	1,557
Property, equipment and software		12,716	13,109
Goodwill and intangible assets		6,427	6,480
Deferred tax assets		9,195	9,212
Other non-financial assets	10	9,125	9,768
Total assets		1,107,712	1,125,765

Balance sheet (continued)
USD million	Note	31.3.21	31.12.20

Liabilities
Amounts due to banks		12,564	11,050
Payables from securities financing transactions		6,651	6,321
Cash collateral payables on derivative instruments	9	36,571	37,312
Customer deposits		505,448	524,605
Debt issued measured at amortized cost	12	144,682	139,232
Other financial liabilities measured at amortized cost	10	9,257	9,729
Total financial liabilities measured at amortized cost		715,174	728,250
Financial liabilities at fair value held for trading	8	37,062	33,595
Derivative financial instruments	8, 9	146,036	161,102
Brokerage payables designated at fair value	8	45,600	38,742
Debt issued designated at fair value	8, 11	66,535	61,243
Other financial liabilities designated at fair value	8, 10	28,855	30,387
Total financial liabilities measured at fair value through profit or loss		324,088	325,069
Provisions	14	2,726	2,828
Other non-financial liabilities	10	7,391	9,854
Total liabilities		1,049,379	1,066,000

Equity
Share capital		338	338
Share premium		16,217	16,753
Treasury shares		(4,623)	(4,068)
Retained earnings		40,482	38,776
Other comprehensive income recognized directly in equity, net of tax		5,612	7,647
Equity attributable to shareholders		58,026	59,445
Equity attributable to non-controlling interests		307	319
Total equity		58,333	59,765
Total liabilities and equity		1,107,712	1,125,765

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2020	338	18,064	(3,326)	34,122
Acquisition of treasury shares			(983)[2]
Delivery of treasury shares under share-based compensation plans		(589)	615
Other disposal of treasury shares		(13)	59[2]
Share-based compensation expensed in the income statement		163
Tax (expense) / benefit		9
Dividends
Translation effects recognized directly in retained earnings				0
Share of changes in retained earnings of associates and joint ventures				(40)
New consolidations / (deconsolidations) and other increases / (decreases)		0
Total comprehensive income for the period				2,681
of which: net profit / (loss)				1,595
of which: OCI that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				153
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				934
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2020	338	17,633	(3,636)	36,764

Balance as of 1 January 2021	338	16,753	(4,068)	38,776
Acquisition of treasury shares			(1,274)[2]
Delivery of treasury shares under share-based compensation plans		(652)	697
Other disposal of treasury shares		3	23[2]
Share-based compensation expensed in the income statement		166
Tax (expense) / benefit		4
Dividends
Equity classified as obligation to purchase own shares		(56)
Translation effects recognized directly in retained earnings				23
Share of changes in retained earnings of associates and joint ventures				2
New consolidations / (deconsolidations) and other increases / (decreases)		(1)
Total comprehensive income for the period				1,682
of which: net profit / (loss)				1,824
of which: OCI that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(113)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(29)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2021	338	16,217	(4,623)	40,482

1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.    2 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market-maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments. These acquisitions and disposals are reported based on the sum of the net monthly movements.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	of which: cost of hedging	Total equity attributable to shareholders	Non-controlling interests	Total equity
5,303	4,028	14	1,260		54,501	174	54,675
					(983)		(983)
					25		25
					45		45
					163		163
					9		9
					0	(3)	(3)
0		0	0		0		0
					(40)		(40)
					0	0	0
1,515	(145)	147	1,505	8	4,197	(2)	4,195
					1,595	3	1,598
1,515	(145)	147	1,505	8	1,515		1,515
					153		153
					934		934
					0	(5)	(5)
6,818	3,883	162	2,765	8	57,917	169	58,086

7,647	5,188	151	2,321	(13)	59,445	319	59,765
					(1,274)		(1,274)
					44		44
					26		26
					166		166
					4		4
					0	(3)	(3)
					(56)		(56)
(23)		0	(23)	0	0		0
					2		2
					(1)	0	(1)
(2,012)	(744)	(102)	(1,160)	(6)	(330)	(9)	(339)
					1,824	3	1,827
(2,012)	(744)	(102)	(1,160)	(6)	(2,012)		(2,012)
					(113)		(113)
					(29)		(29)
					0	(12)	(12)
5,612	4,444	49	1,138	(19)	58,026	307	58,333

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	31.3.21	31.3.20

Cash flow from / (used in) operating activities
Net profit / (loss)	1,827	1,598
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	508	456
Amortization and impairment of goodwill and intangible assets	8	16
Credit loss expense / (release)	(28)	268
Share of net profits of associates / joint ventures and impairment of associates	(53)	(16)
Deferred tax expense / (benefit)	65	188
Net loss / (gain) from investing activities	(146)	84
Net loss / (gain) from financing activities	(1,571)	(12,558)
Other net adjustments	6,628	(241)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	1,995	12,436
Securities financing transactions	(8,614)	(439)
Cash collateral on derivative instruments	(3,063)	(2,030)
Loans and advances to customers	(10,952)	(11,193)
Customer deposits	(2,823)	18,466
Financial assets and liabilities at fair value held for trading and derivative financial instruments	1,745	35,463
Brokerage receivables and payables	7,329	(1,903)
Financial assets at fair value not held for trading, other financial assets and liabilities	9,218	(2,263)
Provisions, other non-financial assets and liabilities	(1,499)	(2,212)
Income taxes paid, net of refunds	(212)	(286)
Net cash flow from / (used in) operating activities	362	35,832

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(1)	(1)
Purchase of property, equipment and software	(432)	(374)
Disposal of property, equipment and software	0	3
Purchase of financial assets measured at fair value through other comprehensive income	(1,376)	(1,835)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	1,412	674
Net (purchase) / redemption of debt securities measured at amortized cost	4	38
Net cash flow from / (used in) investing activities	(393)	(1,496)

Statement of cash flows (continued)
	Year-to-date
USD million	31.3.21	31.3.20

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	1,054	5,751
Net movements in treasury shares and own equity derivative activity	(1,225)	(917)
Repayment of lease liabilities	(152)	(140)
Issuance of long-term debt, including debt issued designated at fair value	35,995	23,041
Repayment of long-term debt, including debt issued designated at fair value	(23,013)	(23,971)
Net changes in non-controlling interests	(3)	(8)
Net cash flow from / (used in) financing activities	12,654	3,756

Total cash flow
Cash and cash equivalents at the beginning of the period	173,531	119,873
Net cash flow from / (used in) operating, investing and financing activities	12,623	38,091
Effects of exchange rate differences on cash and cash equivalents	(7,983)	(176)
Cash and cash equivalents at the end of the period[1]	178,171	157,789
of which: cash and balances at central banks[2]	158,769	139,155
of which: loans and advances to banks	17,151	16,087
of which: money market paper	2,252	2,547

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	2,756	3,457
Interest paid in cash	1,638	2,886
Dividends on equity investments, investment funds and associates received in cash	624	727

1 USD 4,064 million and USD 4,370 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 March 2021 and 31 March 2020, respectively. Refer to “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2020 for more information.    2 Includes only balances with an original maturity of three months or less.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting and other financial reporting effects

Basis of preparation

The consolidated financial statements (the financial statements) of UBS Group AG and its subsidiaries (together, “UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD). These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual financial statements for the period ended 31 December 2020, except for the changes described in this Note. These interim financial statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated financial statements included in the Annual Report 2020, and the “Management report” sections of this report. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2020.

Amendments to IFRS 9, IAS 39 and IFRS 7 (Interest Rate Benchmark Reform – Phase 2)

On 1 January 2021, UBS adopted Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, addressing a number of issues in financial reporting areas that arise when interbank offered rates (IBORs) are reformed or replaced.

The amendments provide a practical expedient which permits certain changes in the contractual cash flows of debt instruments attributable to the replacement of IBORs with alternative reference rates (ARRs) to be accounted for prospectively by updating the instrument’s effective interest rate (EIR), provided (i) the change is necessary as a direct consequence of IBOR reform and (ii) the new basis for determining the contractual cash flows is economically equivalent to the previous basis.

Where some or all of a change in the basis for determining the contractual cash flows of a financial asset and liability does not meet the above criteria, the practical expedient is first applied to the changes required by interest rate benchmark reform, including updating the EIR. Any additional changes that do not qualify for the practical expedient are accounted for as modification or derecognition, with the resulting gain or loss recognized immediately in the income statement.

UBS adopted the contractual cash flow amendments with no material effect on the Group’s financial statements.

Note 1   Basis of accounting and other financial reporting effects (continued)

In terms of hedge accounting, the amendments provide relief in a number of areas. The following hedge accounting reliefs are expected to benefit UBS.

–     Risk components

The amendments permit UBS to designate an alternative benchmark rate as a non-contractually specified risk component, even if it is not separately identifiable at the date when it is designated, provided UBS can reasonably expect that it will meet the requirements within 24 months of the first designation and the risk component is reliably measurable. As of 31 March 2021, UBS has designated the Secured Overnight Financing Rate (SOFR), the Swiss Average Rate Overnight (SARON) and the Sterling Overnight Index Average (SONIA) as the hedged risk in USD 4.5 billion, USD 0.4 billion and USD 0.7 billion of new fair value hedges of interest rate risk related to debt instruments, respectively.

–     Hedge designation

UBS will update its hedge documentation to reflect the change in designation relating to IBOR reform by the end of the reporting period in which the changes are made. Following amendments to the hedge documentation, UBS will continue its hedge relationships provided the other hedge accounting criteria and requirements of the Phase 2 amendment are met. As of 31 March 2021, no such changes have been made.

–     Amounts accumulated in the cash flow hedge reserve

Upon changing the hedge designation as set out above, the accumulated amounts in the cash flow hedge reserve are assumed to be based on the alternative benchmark rate. For discontinued hedging relationships, when the interest rate benchmark on which the hedged future cash flows were based is changed as required by IBOR reform, the amount accumulated in the cash flow hedge reserve is also assumed to be based on the alternative benchmark rate for the purpose of assessing whether the hedged future cash flows are still expected to occur. As of 31 March 2021, no such changes have been made.

–     Retrospective effectiveness assessment as applied to hedges designated under IAS 39
UBS may elect to reset to zero the cumulative fair value changes of the hedged item and hedging instrument for the purpose of assessing the retrospective effectiveness of a hedging relationship. UBS will be able to make such election upon the end of the phase 1 exception for effectiveness assessment. As of 31 March 2021, no such election has been made.

›    Refer to “Note 25 Hedge accounting” in the “Consolidated financial statements” section of the Annual Report 2020 for details about phase 1 accounting reliefs

The amendments also introduced additional disclosure requirements regarding the Group’s management of the transition to alternative benchmark rates, its progress at the reporting date and the risks to which it is exposed arising from financial instruments because of the transition.

›    Refer to Note 13 for more information

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting

UBS’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group Functions and qualify as reportable segments for the purpose of segment reporting. Together with Group Functions they reflect the management structure of the Group.

›    Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2020 for more information about the Group’s reporting segments

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the quarter ended 31 March 2021
Net interest income	997	513	(4)	114	(6)	1,613
Non-interest income	3,848	500	641	2,158	(84)	7,063
Income	4,845	1,013	637	2,271	(90)	8,677
Credit loss (expense) / release	3	23	0	2	0	28
Total operating income	4,848	1,037	637	2,273	(90)	8,705
Total operating expenses	3,439	647	410	1,862	49	6,407
Operating profit / (loss) before tax	1,409	389	227	412	(139)	2,298
Tax expense / (benefit)						471
Net profit / (loss)						1,827

As of 31 March 2021
Total assets	377,008	221,360	28,557	370,846	109,942	1,107,712

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the quarter ended 31 March 2020
Net interest income	1,031	511	(4)	(95)	(113)	1,330
Non-interest income	3,569	470	518	2,666	(352)	6,871
Income	4,600	981	514	2,571	(465)	8,202
Credit loss (expense) / release	(53)	(77)	0	(122)	(16)	(268)
Total operating income	4,547	904	514	2,449	(480)	7,934
Total operating expenses	3,329	570	357	1,741	(71)	5,926
Operating profit / (loss) before tax	1,218	334	157	709	(410)	2,008
Tax expense / (benefit)						410
Net profit / (loss)						1,598

As of 31 December 2020
Total assets	367,714	231,657	28,589	369,683	128,122	1,125,765

Note 3  Net interest income

	For the quarter ended
USD million	31.3.21	31.12.20	31.3.20
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[1]	1,584	1,604	1,868
Interest income from securities financing transactions[2]	135	143	367
Interest income from other financial instruments measured at amortized cost	73	73	89
Interest income from debt instruments measured at fair value through other comprehensive income	35	19	17
Interest income from derivative instruments designated as cash flow hedges	268	271	113
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,097	2,111	2,455
Interest expense on loans and deposits[3]	137	160	463
Interest expense on securities financing transactions[4]	258	215	219
Interest expense on debt issued	411	455	676
Interest expense on lease liabilities	27	27	28
Total interest expense from financial instruments measured at amortized cost	833	857	1,385
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,264	1,254	1,069
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	200	210	201
Net interest income from brokerage balances	197	187	137
Net interest income from securities financing transactions at fair value not held for trading[5]	12	13	33
Interest income from other financial instruments at fair value not held for trading	96	111	202
Interest expense on other financial instruments designated at fair value	(155)	(153)	(311)
Total net interest income from financial instruments measured at fair value through profit or loss	349	368	261
Total net interest income	1,613	1,622	1,330

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    5 Includes interest expense on securities financing transactions designated at fair value.

Note 4  Net fee and commission income

	For the quarter ended
USD million	31.3.21	31.12.20	31.3.20
Fee and commission income
Underwriting fees	392	333	200
of which: equity underwriting fees	275	243	106
of which: debt underwriting fees	117	90	93
M&A and corporate finance fees	238	216	218
Brokerage fees	1,358	959	1,245
Investment fund fees	1,436	1,473	1,295
Portfolio management and related services	2,284	2,145	2,059
Other	461	417	461
Total fee and commission income[1]	6,169	5,543	5,477
of which: recurring	3,620	3,416	3,341
of which: transaction-based	2,454	1,868	2,098
of which: performance-based	94	259	39
Fee and commission expense
Brokerage fees paid	68	71	86
Distribution fees paid	132	133	156
Other	277	255	214
Total fee and commission expense	478	459	456
Net fee and commission income	5,691	5,084	5,021
of which: net brokerage fees	1,290	888	1,158

1 Reflects third-party fee and commission income for the first quarter of 2021 of USD 3,673 million for Global Wealth Management (fourth quarter of 2020: USD 3,189 million; first quarter of 2020: USD 3,384 million), USD 389 million for Personal & Corporate Banking (fourth quarter of 2020: USD 407 million; first quarter of 2020: USD 354 million), USD 815 million for Asset Management (fourth quarter of 2020: USD 949 million; first quarter of 2020: USD 702 million), USD 1,278 million for the Investment Bank (fourth quarter of 2020: USD 1,049 million; first quarter of 2020: USD 1,004 million) and USD 15 million for Group Functions (fourth quarter of 2020: negative USD 51 million; first quarter of 2020: USD 33 million).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 5  Personnel expenses

	For the quarter ended
USD million	31.3.21	31.12.20	31.3.20
Salaries and variable compensation	2,871	2,247	2,561
Financial advisor compensation[1]	1,170	1,077	1,094
Contractors	98	104	84
Social security	268	210	211
Post-employment benefit plans	265	203	236
Other personnel expenses	128	148	135
Total personnel expenses	4,801	3,989	4,321

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 6  General and administrative expenses1

	For the quarter ended
USD million	31.3.21	31.12.20	31.3.20
Outsourcing costs	201	295	215
IT expenses	266	255	232
Consulting, legal and audit fees	99	185	154
Real estate and logistics costs	152	192	160
Market data services	102	111	98
Marketing & communication	42	97	40
Travel and entertainment	9	17	49
Litigation, regulatory & similar matters[2]	9	148	6
Other[3]	210	217	179
of which: UK and German bank levies	41	38	15
Total general and administrative expenses	1,089	1,515	1,133

1 In the first quarter of 2021, UBS changed the presentation of the line items within general and administrative expenses. Prior-period information reflects the new presentation structure, with no effect on Total general and administrative expenses.    2 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 14 for more information. Also includes recoveries from third parties (first quarter of 2021: USD 0 million; fourth quarter of 2020: USD 2 million; first quarter of 2020: USD 1 million).    3 Includes charitable donations.

Note 7  Expected credit loss measurement

a) Credit loss expense

Total net credit loss releases were USD 28 million in the first quarter of 2021, reflecting a USD 26 million net release of credit losses related to stage 1 and 2 positions and USD 3 million of net credit loss releases related to credit-impaired (stage 3) positions.

The USD 26 million stage 1 and 2 net release included USD 13 million from model and risk parameter updates and USD 13 million from a combination of book quality and book size movements.

Stage 3 net credit loss releases were USD 3 million. Stage 3 net expenses of USD 4 million and USD 2 million were recognized in the Investment Bank and Global Wealth Management, respectively, across various positions. In Personal & Corporate Banking, stage 3 net releases of USD 8 million were recognized on various corporate lending positions and on defaulted real estate counterparties as collateral values increased.

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.3.21
Stages 1 and 2	4	16	0	5	0	26
Stage 3	(2)	8	0	(4)	0	3
Total credit loss (expense) / release	3	23	0	2	0	28

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 7  Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

Scenarios

The UBS baseline and the severe downside scenarios, as well as the related macroeconomic factors, were updated and reviewed in light of the economic and political conditions prevailing for the first quarter of 2021 through a series of governance meetings, with input and feedback from UBS risk and finance experts across the business divisions and regions.

The changes in the macroeconomic environment in the first quarter of 2021 generally include more optimistic assumptions for both the UBS baseline and severe downside scenarios compared with those applied in 2020, given improvements in economic activity and greater optimism regarding the availability and effective distribution of vaccines, and continued government support. The UBS baseline scenario assumptions on a calendar year basis are included in the table below. The updated severe downside scenario has been recalibrated to reflect the economic and COVID-19-related developments since the fourth quarter of 2020 and has seen only marginal changes, although unemployment levels are now lower.

Scenario weights and post-model adjustments

The overall scenario improvements in the first quarter resulted in stage 1 and 2 ECL net releases.

However, recent developments have raised significant questions around whether the baseline expectations will be met, given the continued uncertainty regarding the COVID-19 pandemic and its near- and mid-term outlook. As a consequence, in this quarter, management reconfirmed the scenario weights on the baseline scenario at 60% and on the severe downside scenario at 40%, and also applied a post-model adjustment of USD 92 million to offset the stage 1 and 2 ECL releases that would have otherwise arisen from the scenario update effects. As of 31 March 2021, the total post-model adjustment to offset the scenario update effects amounted to USD 208 million.

	UBS Baseline
Key parameters	2020	2021	2022
Real GDP growth (annual percentage change)
United States	(3.6)	6.1	6.0
Eurozone	(7.4)	5.0	5.3
Switzerland	(4.5)	3.6	3.0
Unemployment rate (%, annual average)
United States	8.1	5.5	4.4
Eurozone	8.5	9.0	8.3
Switzerland	3.2	3.6	3.3
Real estate (annual percentage change, Q4)
United States	3.4	2.8	2.9
Eurozone	(0.3)	(1.5)	1.7
Switzerland	4.0	2.0	1.5

Economic scenarios and weights applied

ECL scenario	Assigned weights in %
	31.3.21	31.12.20	31.3.20
Upside	0.0	0.0	0.0
UBS baseline	60.0	60.0	70.0
Mild downside	0.0	0.0	0.0
Severe downside	40.0	40.0	30.0

Note 7  Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables below and on the following pages provide information about financial instruments and certain non-financial instruments that are subject to ECL. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying amount of these financial assets. Instead, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	31.3.21
	Carrying amount¹ / Total exposure				ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	158,914	158,914	0	0	0	0	0	0
Loans and advances to banks	18,448	18,387	61	0	(12)	(8)	(3)	(1)
Receivables from securities financing transactions	82,384	82,385	0	0	(3)	(3)	0	0
Cash collateral receivables on derivative instruments	35,046	35,046	0	0	0	0	0	0
Loans and advances to customers	376,798	355,787	18,995	2,016	(993)	(138)	(184)	(671)
of which: Private clients with mortgages	142,611	132,636	9,118	857	(158)	(37)	(86)	(35)
of which: Real estate financing	41,092	36,099	4,979	15	(56)	(15)	(41)	0
of which: Large corporate clients	13,305	11,155	1,673	477	(271)	(28)	(28)	(216)
of which: SME clients	14,034	11,620	1,886	527	(283)	(19)	(19)	(246)
of which: Lombard	141,139	141,112	0	27	(34)	(5)	0	(30)
of which: Credit cards	1,392	1,063	301	28	(33)	(9)	(8)	(16)
of which: Commodity trade finance	3,695	3,663	16	15	(101)	(5)	0	(96)
Other financial assets measured at amortized cost	26,770	26,036	314	420	(125)	(32)	(7)	(86)
of which: Loans to financial advisors	2,473	1,961	107	405	(104)	(26)	(4)	(75)
Total financial assets measured at amortized cost	698,361	676,554	19,371	2,436	(1,133)	(180)	(195)	(758)
Financial assets measured at fair value through other comprehensive income	8,100	8,100	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	706,460	684,654	19,371	2,436	(1,133)	(180)	(195)	(758)
Off-balance sheet (in scope of ECL)
Guarantees	17,493	15,377	1,952	164	(59)	(15)	(15)	(29)
of which: Large corporate clients	3,425	2,025	1,281	119	(17)	(3)	(5)	(9)
of which: SME clients	1,243	936	262	45	(12)	0	(1)	(11)
of which: Financial intermediaries and hedge funds	7,579	7,304	275	0	(18)	(9)	(9)	0
of which: Lombard	2,136	2,136	0	0	(2)	0	0	(1)
of which: Commodity trade finance	2,057	2,031	26	0	(4)	(1)	0	(3)
Irrevocable loan commitments	38,137	34,312	3,730	95	(138)	(75)	(63)	0
of which: Large corporate clients	22,943	19,600	3,278	65	(121)	(68)	(54)	0
Forward starting reverse repurchase and securities borrowing agreements	5,988	5,988	0	0	0	0	0	0
Committed unconditionally revocable credit lines	39,424	35,311	4,023	89	(45)	(27)	(18)	0
of which: Real estate financing	7,227	6,786	432	9	(11)	(5)	(6)	0
of which: Large corporate clients	4,429	2,713	1,690	25	(9)	(3)	(6)	0
of which: SME clients	5,036	4,120	878	39	(14)	(11)	(3)	0
of which: Lombard	8,566	8,566	0	0	(1)	(1)	0	0
of which: Credit cards	9,175	8,695	469	11	(6)	(5)	(1)	0
of which: Commodity trade finance	322	322	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	5,824	5,785	34	5	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	106,865	96,773	9,738	354	(245)	(121)	(95)	(29)
Total allowances and provisions					(1,378)	(301)	(290)	(787)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 7  Expected credit loss measurement (continued)

USD million	31.12.20
	Carrying amount¹ / Total exposure				ECL allowance / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	158,231	158,231	0	0	0	0	0	0
Loans and advances to banks	15,444	15,260	184	0	(16)	(9)	(5)	(1)
Receivables from securities financing transactions	74,210	74,210	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	32,737	32,737	0	0	0	0	0	0
Loans and advances to customers	379,528	356,948	20,341	2,240	(1,060)	(142)	(215)	(703)
of which: Private clients with mortgages	148,175	138,769	8,448	959	(166)	(35)	(93)	(39)
of which: Real estate financing	43,429	37,568	5,838	23	(63)	(15)	(44)	(4)
of which: Large corporate clients	15,161	12,658	2,029	474	(279)	(27)	(40)	(212)
of which: SME clients	14,872	11,990	2,254	628	(310)	(19)	(23)	(268)
of which: Lombard	133,850	133,795	0	55	(36)	(5)	0	(31)
of which: Credit cards	1,558	1,198	330	30	(38)	(11)	(11)	(16)
of which: Commodity trade finance	3,269	3,214	43	12	(106)	(5)	0	(101)
Other financial assets measured at amortized cost	27,194	26,377	348	469	(133)	(34)	(9)	(90)
of which: Loans to financial advisors	2,569	1,982	137	450	(108)	(27)	(5)	(76)
Total financial assets measured at amortized cost	687,345	663,763	20,873	2,709	(1,211)	(187)	(229)	(795)
Financial assets measured at fair value through other comprehensive income	8,258	8,258	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	695,603	672,021	20,873	2,709	(1,211)	(187)	(229)	(795)
Off-balance sheet (in scope of ECL)
Guarantees	17,081	14,687	2,225	170	(63)	(14)	(15)	(34)
of which: Large corporate clients	3,710	2,048	1,549	113	(20)	(4)	(5)	(12)
of which: SME clients	1,310	936	326	48	(13)	(1)	(1)	(11)
of which: Financial intermediaries and hedge funds	7,637	7,413	224	0	(17)	(7)	(9)	0
of which: Lombard	641	633	0	8	(2)	0	0	(2)
of which: Commodity trade finance	1,441	1,416	25	0	(2)	(1)	0	0
Irrevocable loan commitments	41,372	36,894	4,374	104	(142)	(74)	(68)	0
of which: Large corporate clients	24,209	20,195	3,950	64	(121)	(63)	(58)	0
Forward starting reverse repurchase and securities borrowing agreements	3,247	3,247	0	0	0	0	0	0
Committed unconditionally revocable credit lines	40,134	35,233	4,792	108	(50)	(29)	(21)	0
of which: Real estate financing	6,328	5,811	517	0	(12)	(5)	(7)	0
of which: Large corporate clients	4,909	2,783	2,099	27	(9)	(2)	(7)	0
of which: SME clients	5,827	4,596	1,169	63	(16)	(12)	(4)	0
of which: Lombard	9,671	9,671	0	0	0	(1)	0	0
of which: Credit cards	8,661	8,220	430	11	(8)	(6)	(2)	0
of which: Commodity trade finance	242	242	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,282	3,277	5	0	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	105,116	93,337	11,396	382	(257)	(119)	(104)	(34)
Total allowances and provisions					(1,468)	(306)	(333)	(829)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 7  Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for our core loan portfolios (i.e., Loans and advances to customers and Loans to financial advisors) and relevant off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments and Financial assets measured at fair value through other comprehensive income are not included in the table below, due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by taking ECL allowances and provisions divided by the gross carrying amount of the exposures.

Coverage ratios for core loan portfolio	31.3.21
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	142,770	132,673	9,204	893	11	3	93	396
Real estate financing	41,148	36,113	5,020	15	14	4	81	78
Large corporate clients	13,577	11,184	1,701	692	200	25	162	3,114
SME clients	14,317	11,639	1,905	773	198	16	98	3,179
Lombard	141,173	141,117	0	56	2	0	0	5,260
Credit cards	1,425	1,073	309	44	233	88	266	3,555
Commodity trade finance	3,796	3,668	16	111	267	14	2	8,620
Other loans and advances to customers	19,585	18,458	1,024	103	28	11	26	3,211
Loans to financial advisors	2,578	1,987	111	480	405	131	337	1,558
Total[1]	380,369	357,911	19,290	3,167	29	5	97	2,355

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	7,455	7,226	217	13	6	5	16	111
Real estate financing	8,513	8,049	455	9	17	7	192	53
Large corporate clients	30,796	24,339	6,249	209	48	31	102	422
SME clients	8,101	6,626	1,367	108	41	20	70	973
Lombard	14,603	14,603	0	0	2	1	0	0
Credit cards	9,175	8,695	469	11	7	6	30	0
Commodity trade finance	2,379	2,352	26	0	18	5	28	9,010
Financial intermediaries and hedge funds	11,090	10,468	622	0	19	10	169	0
Other off-balance sheet commitments	8,764	8,428	332	4	14	7	23	21,306
Total[2]	100,877	90,785	9,738	354	24	13	98	831

1 Includes Loans and advances to customers of USD 377,791 million and Loans to financial advisors of USD 2,578 million, which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 7  Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio	31.12.20
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	148,341	138,803	8,540	998	11	2	108	390
Real estate financing	43,492	37,583	5,883	27	15	4	75	1,414
Large corporate clients	15,440	12,684	2,069	686	181	21	192	3,089
SME clients	15,183	12,010	2,277	896	204	16	101	2,991
Lombard	133,886	133,800	0	86	3	0	0	3,592
Credit cards	1,596	1,209	342	46	240	91	333	3,488
Commodity trade finance	3,375	3,219	43	113	315	16	2	8,939
Other loans and advances to customers	19,274	17,781	1,402	91	31	14	25	3,563
Loans to financial advisors	2,677	2,009	142	526	404	135	351	1,446
Total[1]	383,266	359,099	20,697	3,470	30	5	106	2,247

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	6,285	6,083	198	3	7	6	16	197
Real estate financing	7,056	6,576	481	0	21	9	185	0
Large corporate clients	32,828	25,026	7,598	205	46	27	92	565
SME clients	9,121	7,239	1,734	148	40	19	63	779
Lombard	14,178	14,170	0	8	2	1	0	1,941
Credit cards	8,661	8,220	430	11	9	8	44	0
Commodity trade finance	1,683	1,658	25	0	10	8	15	8,279
Financial intermediaries and hedge funds	7,690	7,242	448	0	26	13	248	166
Other off-balance sheet commitments	14,366	13,876	482	8	13	7	11	12,414
Total[2]	101,869	90,090	11,396	382	25	13	91	894

1 Includes Loans and advances to customers of USD 380,589 million and Loans to financial advisors of USD 2,677 million, which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Note 8  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020, which provides more information about valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements, and methods applied to calculate fair values for financial instruments not measured at fair value.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest-level input that is significant to the position’s fair value measurement:

–     Level 1 –  quoted prices (unadjusted) in active markets for identical assets and liabilities;

–     Level 2 –  valuation techniques for which all significant inputs are, or are based on, observable market data; or

–     Level 3 –  valuation techniques for which significant inputs are not based on observable market data.

Note 8   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.21				31.12.20
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	101,898	16,499	2,179	120,576	107,507	15,553	2,337	125,397
of which:
Equity instruments	85,242	736	137	86,115	90,307	1,101	171	91,579
Government bills / bonds	8,384	1,890	10	10,284	9,028	2,207	10	11,245
Investment fund units	7,400	1,602	31	9,033	7,374	1,794	23	9,192
Corporate and municipal bonds	865	9,795	783	11,443	789	8,356	817	9,961
Loans	0	2,234	1,052	3,285	0	1,860	1,134	2,995
Asset-backed securities	6	242	166	415	8	236	181	425

Derivative financial instruments	1,141	145,508	1,633	148,282	795	157,068	1,754	159,617
of which:
Foreign exchange contracts	459	70,221	12	70,692	319	68,424	5	68,749
Interest rate contracts	0	39,529	391	39,920	0	50,353	537	50,890
Equity / index contracts	0	31,369	820	32,189	0	33,990	853	34,842
Credit derivative contracts	0	1,914	395	2,309	0	2,008	350	2,358
Commodity contracts	0	2,187	14	2,201	0	2,211	6	2,217

Brokerage receivables	0	24,201	0	24,201	0	24,659	0	24,659

Financial assets at fair value not held for trading	31,596	33,385	4,206	69,187	40,986	35,435	3,942	80,364
of which:
Financial assets for unit-linked investment contracts	21,162	0	3	21,166	20,628	101	2	20,731
Corporate and municipal bonds	98	15,114	334	15,547	290	16,957	372	17,619
Government bills / bonds	9,985	3,970	0	13,956	19,704	3,593	0	23,297
Loans	0	6,900	1,093	7,993	0	7,699	862	8,561
Securities financing transactions	0	6,811	119	6,930	0	6,629	122	6,751
Auction rate securities	0	0	1,587	1,587	0	0	1,527	1,527
Investment fund units	263	589	99	951	278	447	105	831
Equity instruments	86	0	530	616	86	0	544	631
Other	0	0	441	441	0	10	408	418

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	2,154	5,946	0	8,100	1,144	7,114	0	8,258
of which:
Asset-backed securities	0	5,480	0	5,480	0	6,624	0	6,624
Government bills / bonds	2,115	43	0	2,159	1,103	47	0	1,150
Corporate and municipal bonds	38	423	0	461	40	444	0	485

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	5,709	0	0	5,709	6,264	0	0	6,264

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	1	247	248	0	1	245	246
Total assets measured at fair value	142,498	225,540	8,266	376,304	156,696	239,831	8,278	404,805

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.3.21				31.12.20
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	30,887	6,114	61	37,062	26,888	6,652	55	33,595
of which:
Equity instruments	26,190	151	50	26,392	22,519	425	40	22,985
Corporate and municipal bonds	32	4,718	7	4,757	31	4,048	9	4,089
Government bills / bonds	4,168	807	0	4,975	3,642	1,036	0	4,678
Investment fund units	492	397	3	891	696	1,127	5	1,828

Derivative financial instruments	1,404	141,518	3,114	146,036	746	156,884	3,471	161,102
of which:
Foreign exchange contracts	541	67,043	54	67,638	316	70,149	61	70,527
Interest rate contracts	0	33,501	546	34,046	0	43,389	527	43,916
Equity / index contracts	0	36,614	2,070	38,684	0	38,870	2,306	41,176
Credit derivative contracts	0	2,139	369	2,508	0	2,403	528	2,931
Commodity contracts	0	1,907	59	1,966	0	2,003	24	2,027

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	45,600	0	45,600	0	38,742	0	38,742

Debt issued designated at fair value	0	53,900	12,635	66,535	0	50,273	10,970	61,243

Other financial liabilities designated at fair value	0	28,310	545	28,855	0	29,671	716	30,387
of which:
Financial liabilities related to unit-linked investment contracts	0	21,357	0	21,357	0	20,975	0	20,975
Securities financing transactions	0	5,651	0	5,651	0	7,317	0	7,317
Over-the-counter debt instruments	0	1,261	526	1,787	0	1,363	697	2,060
Total liabilities measured at fair value	32,291	275,442	16,355	324,088	27,635	282,222	15,212	325,069

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments and other items

The table below summarizes the valuation adjustment reserves recognized on the balance sheet. Details about each category are provided further below.

Valuation adjustment reserves on the balance sheet
	As of
life-to-date gain / (loss), USD million	31.3.21	31.12.20
Deferred day-1 profit or loss reserves	387	269
Own credit adjustments on financial liabilities designated at fair value	(400)	(381)
CVAs, FVAs, DVAs and other valuation adjustments	(977)	(959)

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended
USD million	31.3.21	31.12.20	31.3.20
Reserve balance at the beginning of the period	269	231	146
Profit / (loss) deferred on new transactions	181	75	118
(Profit) / loss recognized in the income statement	(63)	(37)	(69)
Foreign currency translation	(1)	0	(1)
Reserve balance at the end of the period	387	269	194

Note 8  Fair value measurement (continued)

Own credit

The valuation of financial liabilities designated at fair value requires consideration of the own credit component of fair value. Own credit risk is reflected in the valuation of UBS’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS’s counterparties and other market participants. However, own credit risk is not reflected in the valuation of UBS’s liabilities that are fully collateralized or for other obligations for which it is established market practice to not include an own credit component.

A description of UBS’s methodology to estimate own credit and the related accounting principles is included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020.

In the first quarter of 2021, other comprehensive income related to own credit on financial liabilities designated at fair value was negative USD 29 million, primarily due to a tightening of UBS’s credit spreads.

Own credit adjustments on financial liabilities designated at fair value
	Included in Other comprehensive income
	For the quarter ended
USD million	31.3.21	31.12.20	31.3.20
Recognized during the period:
Realized gain / (loss)	(6)	(3)	1
Unrealized gain / (loss)	(23)	(208)	1,156
Total gain / (loss), before tax	(29)	(211)	1,156

	As of
USD million	31.3.21	31.12.20	31.3.20
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	(400)	(381)	1,069

Credit, funding, debit and other valuation adjustments

A description of UBS’s methodology for estimating credit valuation adjustments (CVAs), funding valuation adjustments (FVAs), debit valuation adjustments (DVAs) and other valuation adjustments is included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020.

In the first quarter of 2021, FVAs decreased due to a tightening of funding spreads compared with the fourth quarter of 2020. CVAs decreased mainly as a result of lower derivative exposures as US dollar interest rates increased during the quarter. Other valuation adjustments for liquidity and model uncertainty increased, primarily due to extensions on existing trades and new trade executions during the quarter.

CVAs, FVAs, DVAs and other valuation adjustments
	As of
Life-to-date gain / (loss), USD million	31.3.21	31.12.20
Credit valuation adjustments[1]	(53)	(66)
Funding valuation adjustments	(58)	(73)
Debit valuation adjustments	1	0
Other valuation adjustments	(867)	(820)
of which: liquidity	(356)	(340)
of which: model uncertainty	(511)	(479)
1 Amounts do not include reserves against defaulted counterparties.

In the first quarter of 2021, UBS incurred a loss of USD 774 million as a result of closing out a significant portfolio of swaps with a US-based client of its prime brokerage business and the unwinding of related hedges, following the client’s default. This loss is presented within Other net income from financial instruments measured at fair value through profit or loss.

c) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets and liabilities transferred from Level 2 to Level 1, or from Level 1 to Level 2, during the first three months of 2021 were not material.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities, together with the valuation techniques used to measure fair value, the inputs used in a given valuation technique that are considered significant as of 31 March 2021 and unobservable, and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group´s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by the Group. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges of unobservable inputs may differ across other financial institutions, reflecting the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.21			31.12.20
USD billion	31.3.21	31.12.20	31.3.21	31.12.20			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	1.1	1.2	0.0	0.0	Relative value to market comparable	Bond price equivalent	13	143	100	1	143	100	points
					Discounted expected cash flows	Discount margin	337	337		268	268		basis points
Traded loans, loans measured at fair value, loan commitments and guarantees	2.6	2.4	0.0	0.0	Relative value to market comparable	Loan price equivalent	1	101	99	0	101	99	points
					Discounted expected cash flows	Credit spread	350	800		190	800		basis points
					Market comparable and securitization model	Credit spread	25	1,547	248	40	1,858	333	basis points
Auction rate securities	1.6	1.5			Discounted expected cash flows	Credit spread	115	221	162	100	188	140	basis points
Investment fund units[3]	0.1	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.7	0.7	0.0	0.0	Relative value to market comparable	Price
Debt issued designated at fair value[4]			12.6	11.0
Other financial liabilities designated at fair value			0.5	0.7	Discounted expected cash flows	Funding spread	44	175		42	175		basis points
Derivative financial instruments
Interest rate contracts	0.4	0.5	0.5	0.5	Option model	Volatility of interest rates	48	81		29	69		basis points
Credit derivative contracts	0.4	0.3	0.4	0.5	Discounted expected cash flows	Credit spreads	2	617		1	489		basis points
						Bond price equivalent	0	102		0	100		points
Equity / index contracts	0.8	0.9	2.1	2.3	Option model	Equity dividend yields	0	21		0	13%
						Volatility of equity stocks, equity and other indices	4	119		4	100%
						Equity-to-FX correlation	(45)	70		(34)	65%
						Equity-to-equity correlation	(25)	99		(16)	100%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts, as this would not be meaningful.    3 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    4 Debt issued designated at fair value is composed primarily of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

Note 8  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or securities financing instrument within the table below.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdepend-encies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.21		31.12.20
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	26	(21)	29	(28)
Securities financing transactions	71	(51)	40	(52)
Auction rate securities	88	(88)	105	(105)
Asset-backed securities	50	(40)	41	(41)
Equity instruments	127	(99)	129	(96)
Interest rate derivative contracts, net	38	(23)	11	(16)
Credit derivative contracts, net	10	(10)	10	(14)
Foreign exchange derivative contracts, net	17	(11)	20	(15)
Equity / index derivative contracts, net	358	(344)	318	(294)
Other	77	(92)	91	(107)
Total	861	(779)	794	(768)

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not comprise the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented in the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8  Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2019	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2020

Financial assets at fair value held for trading	1.8	(0.1)	(0.1)	0.4	(1.1)	0.8	0.0	0.2	(0.1)	0.0	2.0
of which:
Investment fund units	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Corporate and municipal bonds	0.5	0.0	0.0	0.1	(0.3)	0.0	0.0	0.2	0.0	0.0	0.5
Loans	0.8	0.0	(0.1)	0.1	(0.5)	0.8	0.0	0.0	0.0	0.0	1.1
Other	0.4	0.0	0.0	0.2	(0.2)	0.0	0.0	0.1	0.0	0.0	0.4

Derivative financial instruments – assets	1.3	0.5	0.6	0.0	0.0	0.9	(0.3)	0.1	0.0	0.0	2.4
of which:
Interest rate contracts	0.3	0.1	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.4
Equity / index contracts	0.6	0.4	0.4	0.0	0.0	0.5	(0.1)	0.0	0.0	0.0	1.3
Credit derivative contracts	0.4	0.1	0.1	0.0	0.0	0.3	(0.2)	0.0	0.0	0.0	0.7
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	4.0	(0.2)	(0.2)	0.3	(0.3)	0.0	0.0	0.0	0.0	0.0	3.7
of which:
Loans	1.2	(0.1)	(0.1)	0.3	(0.3)	0.0	0.0	0.0	0.0	0.0	1.1
Auction rate securities	1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4
Equity instruments	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
Other	0.7	0.1	0.1	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.8

Derivative financial instruments – liabilities	2.0	1.0	1.0	0.0	0.0	0.3	(0.2)	0.8	(0.1)	(0.1)	3.6
of which:
Interest rate contracts	0.1	0.5	0.5	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.9
Equity / index contracts	1.3	0.3	0.3	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	1.6
Credit derivative contracts	0.5	0.2	0.2	0.0	0.0	0.1	(0.1)	0.4	(0.1)	0.0	1.1
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Debt issued designated at fair value	9.9	(1.0)	(1.0)	0.0	0.0	2.1	(3.2)	0.3	(0.8)	(0.1)	7.3

Other financial liabilities designated at fair value	0.8	0.1	0.1	0.0	0.0	0.3	0.0	0.0	0.0	0.0	1.2

1 Net gains / losses included in comprehensive income are composed of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    2 Total Level 3 assets as of 31 March 2021 were USD 8.3 billion (31 December 2020: USD 8.3 billion). Total Level 3 liabilities as of 31 March 2021 were USD 16.4 billion (31 December 2020: USD 15.2 billion).

Note 8   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2020[2]	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2021[2]

2.3	0.0	0.0	0.2	(0.6)	0.3	0.0	0.2	(0.2)	0.0	2.2

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
0.8	0.0	0.0	0.2	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.8
1.1	0.0	0.0	0.0	(0.3)	0.3	0.0	0.0	(0.2)	0.0	1.1
0.4	0.0	0.0	0.0	(0.2)	0.0	0.0	0.2	0.0	0.0	0.3

1.8	(0.1)	(0.1)	0.0	0.0	0.4	(0.4)	0.0	(0.1)	0.0	1.6

0.5	(0.1)	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.4
0.9	(0.1)	0.0	0.0	0.0	0.3	(0.2)	0.0	0.0	0.0	0.8
0.3	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.4
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

3.9	0.0	0.0	0.5	(0.3)	0.0	0.0	0.0	0.0	0.0	4.2

0.9	(0.1)	(0.0)	0.4	(0.1)	0.0	0.0	0.0	0.0	0.0	1.1
1.5	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
0.5	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.5
1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0

3.5	0.1	0.0	0.0	0.0	0.6	(0.8)	0.0	(0.2)	0.0	3.1

0.5	0.0	0.0	0.0	0.0	0.3	(0.1)	0.0	(0.1)	0.0	0.5
2.3	0.2	0.1	0.0	0.0	0.3	(0.6)	0.0	(0.1)	0.0	2.1
0.5	(0.1)	(0.1)	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.4
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

11.0	0.0	0.0	0.0	0.0	3.8	(1.8)	0.2	(0.3)	(0.2)	12.6

0.7	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.5

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.21		31.12.20
USD billion	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and balances at central banks	158.9	158.9	158.2	158.2
Loans and advances to banks	18.4	18.4	15.4	15.4
Receivables from securities financing transactions	82.4	82.4	74.2	74.2
Cash collateral receivables on derivative instruments	35.0	35.0	32.7	32.7
Loans and advances to customers	376.8	376.8	379.5	380.8
Other financial assets measured at amortized cost	26.8	27.3	27.2	28.0
Liabilities
Amounts due to banks	12.6	12.6	11.0	11.0
Payables from securities financing transactions	6.7	6.7	6.3	6.3
Cash collateral payables on derivative instruments	36.6	36.6	37.3	37.3
Customer deposits	505.4	505.5	524.6	524.7
Debt issued measured at amortized cost	144.7	147.0	139.2	141.9
Other financial liabilities measured at amortized cost[1]	5.5	5.6	5.8	5.8
1 Excludes lease liabilities.

The fair values included in the table above have been calculated for disclosure purposes only. The valuation techniques and assumptions relate only to UBS’s financial instruments not otherwise measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 9  Derivative instruments

a) Derivative instruments

As of 31.3.21, USD billion	Derivative financial assets	Notional values related to derivative financial assets[1]	Derivative financial liabilities	Notional values related to derivative financial liabilities[1]	Other notional values[2]
Derivative financial instruments
Interest rate contracts	39.9	991	34.0	901	11,707
Credit derivative contracts	2.3	65	2.5	62	0
Foreign exchange contracts	70.7	3,283	67.6	3,066	2
Equity / index contracts	32.2	468	38.7	599	97
Commodity contracts	2.2	62	2.0	54	12
Loan commitments measured at FVTPL (OTC)	0.0	1	0.0	9
Unsettled purchases of non-derivative financial instruments[3]	0.6	26	0.3	32
Unsettled sales of non-derivative financial instruments[3]	0.4	41	0.8	21
Total derivative financial instruments, based on IFRS netting[4]	148.3	4,937	146.0	4,745	11,817
Further netting potential not recognized on the balance sheet[5]	(130.1)		(127.5)
of which: netting of recognized financial liabilities / assets	(105.1)		(105.1)
of which: netting with collateral received / pledged	(25.0)		(22.5)
Total derivative financial instruments, after consideration of further netting potential	18.2		18.5

As of 31.12.20, USD billion
Derivative financial instruments
Interest rate contracts	50.9	928	43.9	880	11,292
Credit derivative contracts	2.4	58	2.9	65	0
Foreign exchange contracts	68.7	2,951	70.5	2,820	1
Equity / index contracts	34.8	450	41.2	581	91
Commodity contracts	2.2	58	2.0	50	10
Loan commitments measured at FVTPL (OTC)			0.0	10
Unsettled purchases of non-derivative financial instruments[3]	0.3	18	0.2	10
Unsettled sales of non-derivative financial instruments[3]	0.2	17	0.3	13
Total derivative financial instruments, based on IFRS netting[4]	159.6	4,479	161.1	4,430	11,394
Further netting potential not recognized on the balance sheet[5]	(144.4)		(141.2)
of which: netting of recognized financial liabilities / assets	(117.2)		(117.2)
of which: netting with collateral received / pledged	(27.2)		(23.9)
Total derivative financial instruments, after consideration of further netting potential	15.2		19.9

1 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis. Notional amounts of exchange-traded agency transactions and OTC-cleared transactions entered into on behalf of clients are not disclosed as they have a significantly different risk profile.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2020 for more information.

b) Cash collateral on derivative instruments

USD billion	Receivables 31.3.21	Payables 31.3.21	Receivables 31.12.20	Payables 31.12.20
Cash collateral on derivative instruments, based on IFRS netting[1]	35.0	36.6	32.7	37.3
Further netting potential not recognized on the balance sheet[2]	(21.1)	(20.7)	(21.1)	(21.6)
of which: netting of recognized financial liabilities / assets	(18.2)	(18.3)	(19.6)	(19.6)
of which: netting with collateral received / pledged	(2.9)	(2.3)	(1.5)	(2.1)
Cash collateral on derivative instruments, after consideration of further netting potential	14.0	15.9	11.6	15.7

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2020 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	31.3.21	31.12.20
Debt securities	18,533	18,801
of which: government bills / bonds	9,664	9,789
Loans to financial advisors	2,473	2,569
Fee- and commission-related receivables	2,073	2,014
Finance lease receivables	1,344	1,447
Settlement and clearing accounts	567	614
Accrued interest income	521	591
Other	1,260	1,158
Total other financial assets measured at amortized cost	26,770	27,194

b) Other non-financial assets

USD million	31.3.21	31.12.20
Precious metals and other physical commodities	5,709	6,264
Bail deposit[1]	1,364	1,418
Prepaid expenses	1,065	1,081
VAT and other tax receivables	363	433
Properties and other non-current assets held for sale	248	246
Other	375	326
Total other non-financial assets	9,125	9,768
1 Refer to item 1 in Note 14b for more information.

c) Other financial liabilities measured at amortized cost

USD million	31.3.21	31.12.20
Other accrued expenses	1,756	1,696
Accrued interest expenses	932	1,355
Settlement and clearing accounts	1,288	1,199
Lease liabilities	3,767	3,927
Other	1,513	1,553
Total other financial liabilities measured at amortized cost	9,257	9,729

d) Other financial liabilities designated at fair value

USD million	31.3.21	31.12.20
Financial liabilities related to unit-linked investment contracts	21,357	20,975
Securities financing transactions	5,651	7,317
Over-the-counter debt instruments	1,787	2,060
Other	61	35
Total other financial liabilities designated at fair value	28,855	30,387
of which: life-to-date own credit (gain) / loss	(23)	(36)

e) Other non-financial liabilities

USD million	31.3.21	31.12.20
Compensation-related liabilities	4,938	7,468
of which: Deferred Contingent Capital Plan	1,420	1,858
of which: financial advisor compensation plans	1,203	1,500
of which: other compensation plans	1,125	2,740
of which: net defined benefit liability	654	722
of which: other compensation-related liabilities[1]	536	648
Deferred tax liabilities	329	564
Current tax liabilities	1,122	1,009
VAT and other tax payables	667	523
Deferred income	225	228
Other	111	61
Total other non-financial liabilities	7,391	9,854
1 Includes liabilities for payroll taxes and untaken vacation.

Note 11  Debt issued designated at fair value

USD million	31.3.21	31.12.20
Issued debt instruments
Equity-linked[1]	44,615	41,069
Rates-linked	12,668	11,038
Credit-linked	1,804	1,933
Fixed-rate	3,343	3,604
Commodity-linked	1,564	1,497
Other	2,540	2,101
of which: debt that contributes to total loss-absorbing capacity	1,676	1,190
Total debt issued designated at fair value	66,535	61,243
of which: life-to-date own credit (gain) / loss	424	418
1 Includes investment fund unit-linked instruments issued.

Note 12  Debt issued measured at amortized cost

USD million	31.3.21	31.12.20
Certificates of deposit	14,723	15,680
Commercial paper	26,591	25,472
Other short-term debt	6,080	5,515
Short-term debt[1]	47,394	46,666
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	37,453	36,611
Senior unsecured debt other than TLAC	28,990	21,340
Covered bonds	2,606	2,796
Subordinated debt	19,327	22,157
of which: high-trigger loss-absorbing additional tier 1 capital instruments	11,573	11,837
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,501	2,577
of which: low-trigger loss-absorbing tier 2 capital instruments	4,709	7,201
of which: non-Basel III-compliant tier 2 capital instruments	544	543
Debt issued through the Swiss central mortgage institutions	8,911	9,660
Other long-term debt	2	3
Long-term debt[2]	97,288	92,566
Total debt issued measured at amortized cost[3]	144,682	139,232

1 Debt with an original contractual maturity of less than one year.    2 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 13   Interest rate benchmark reform

Background

A market-wide reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative reference rates (ARRs). In March 2021, the Financial Conduct Authority (the FCA) announced that the publication of London Interbank Offered Rates (LIBORs) will cease for all non-US dollar LIBORs, as well as for one-week and two-month USD LIBOR, after 31 December 2021. Publication of the remaining USD LIBOR tenors will cease immediately after 30 June 2023.

UBS holds a number of financial instrument contracts with significant exposure to IBORs. The majority of UBS’s IBOR exposure is to CHF LIBOR and USD LIBOR. The ARR for CHF LIBOR is the Swiss Average Rate Overnight (SARON), which was established in 2017. The ARR for USD LIBOR is the Secured Overnight Financing Rate (SOFR); in addition, there are recommended ARRs for GBP LIBOR, JPY LIBOR and EUR LIBOR.

As of 31 March 2021, transition uncertainty with respect to significant interest rate benchmarks remains, with the exception of the Euro Interbank Offered Rate (Euribor). The reform of Euribor is now complete and consisted of a change in the underlying calculation method.

The transition to ARRs has started and includes a number of active steps that will also benefit from the support of associated regulatory activities. There may be some contracts, known as “tough legacy contracts,” that cannot be practically transitioned or amended from IBORs to ARRs. The FCA will hold consultations in the second quarter of 2021 on requiring the ICE Benchmark Administration to continue publishing certain LIBOR settings (i.e., one-, three- and six-month settings for the GBP, JPY and USD LIBORs) on a “synthetic” basis, which are not representative of the underlying financial markets, for a certain duration after 31 December 2021. However, these synthetic LIBORs will not be available for use in new contracts, given that they are non-representative, and are instead intended to help reduce disruption where resolution has not been agreed for certain tough legacy contracts. Furthermore, in February 2021, the EU Benchmarks Regulation was amended to enable the European Commission to designate a statutory replacement rate for tough legacy LIBOR contracts that are governed under the laws of EU Member States and outstanding after LIBOR cessation. On 6 April 2021, New York State LIBOR legislation was enacted with the intention of minimizing legal uncertainty and adverse economic effects associated with USD LIBOR transition for tough legacy contracts governed under New York law. For USD LIBOR contracts not governed by New York law, a US Federal bill was put before the House Financial Services Committee in a hearing on 15 April 2021, with industry bodies and regulators currently reviewing and providing feedback.

In October 2020, the International Swaps and Derivatives Association (ISDA) released the IBOR Fallbacks Supplement and IBOR Fallbacks Protocol, amending ISDA standard definitions for interest-rate derivatives to incorporate fallbacks for derivatives linked to certain IBORs. The changes came into effect on 25 January 2021 and, from that date, all newly cleared and non-cleared derivatives between adhering parties that reference ISDA standard definitions now include these fallbacks. UBS adhered to the protocol in November 2020.

UBS is focused on transitioning existing contracts via bi-lateral and multi-lateral agreements, leveraging industry solutions (e.g., the use of fallback provisions) and through third-party actions (clearing houses, agents, etc.). It is possible that, in certain cases, there will be no realistic possibility to transition all contracts to ARRs. UBS continues to communicate with counterparties to effect the change from IBORs.

Governance over the transition to alternative benchmark rates

UBS has established a global cross-divisional, cross-functional governance structure and change program to address the scale and complexity of the transition. This global program is sponsored by the Group CFO and led by senior representatives from the business divisions and UBS’s control and support functions. The program includes governance and execution structures within each business division, together with cross-divisional teams from each control and support function. The progress of these teams is overseen centrally via a monthly operating committee and a monthly steering committee, as well as quarterly updates to the joint Audit and Risk committees.

Risks

A core part of UBS’s change program is the identification, management and monitoring of the risks associated with IBOR reform and transition. These risks include, but are not limited to, the following:

–     economic risks to UBS and its clients, through the repricing of existing contracts, reduced transparency and / or liquidity of pricing information, market uncertainty or disruption;

–     accounting risks, where the transition impacts the accounting treatment, including hedge accounting and consequential income statement volatility;

–     valuation risks arising from the variation between benchmarks that will cease and ARRs, affecting the risk profile of financial instruments;

–     operational risks arising from changes to UBS’s front-to-back processes and systems to accommodate the transition, as well as the revision of operational controls related to the reform; and

–     legal and conduct risks relating to UBS’s engagement with clients and market counterparties around new benchmark products and amendments required for existing contracts referencing benchmarks that will cease.

Note 13   Interest rate benchmark reform (continued)

In some cases, contracts may contain provisions intended to provide a fallback interest rate in the event of a brief unavailability of the relevant IBOR. These provisions may not be effective or may produce arbitrary results in the event of a permanent cessation of the relevant IBOR. While efforts to transition outstanding transactions from IBORs to ARRs have made substantial progress, including through industry-wide protocols, such as the ISDA IBOR Fallbacks Supplement and IBOR Fallbacks Protocol, there are still substantial volumes of transactions that require modification to effectively transition to ARRs.

UBS remains confident that it has the transparency, oversight and operational preparedness to progress with the IBOR transition in line with market timelines. UBS does not expect changes to its risk management approach and strategy as a result of interest rate benchmark reform.

Progress made during 2020 and the first quarter of 2021

Approaches to transition vary by product type. During 2020, UBS transitioned most of its CHF LIBOR-linked deposits to ARRs and launched SARON-based mortgages in the Swiss market and SOFR-based mortgages in the US market. In addition, UBS has in place detailed plans and procedures to deliver the changes for all other IBOR exposures, predominantly during 2021.

Financial instruments yet to transition to alternative benchmarks

The amounts included in the table below relate to financial instrument contracts across UBS’s business divisions where UBS has material exposures subject to IBOR reform that have not yet transitioned to ARRs, and that:

–     contractually reference an interest rate benchmark that will transition to an alternative benchmark; and

–     have a contractual maturity date (including open-ended contracts) after the agreed cessation dates.

Contracts where penalty terms reference IBORs, or where exposure to an IBOR is not the primary purpose of the contract, have not been included, as these contracts do not have a material impact on the transition process.

In line with information provided to management and external parties monitoring UBS’s transition progress, the table below includes the following financial metrics for instruments subject to interest rate benchmark reform:

–     gross carrying value / exposure for non-derivative financial instruments; and

–     total trade count for derivative financial instruments.

The exposures included in the table below represent the maximum IBOR exposure, with the actual IBOR exposure dependent upon client preferences and investment decisions. Overall, the effort required to transition is affected by multiple factors, including whether negotiations need to take place with multiple stakeholders (as is the case for syndicated loans or certain listed securities), market readiness – such as liquidity in ARR equivalent products – and a client’s technical readiness to handle ARR market conventions.

As significant IBOR exposures transition to ARRs during 2021, the values and trade count disclosed are expected to reduce.

		31.3.21
		LIBOR benchmark rates[1]
	Measure	CHF	USD	GBP	EUR[2]	JPY	XCCY
Carrying value of non-derivative financial instruments
Total non-derivative financial assets	USD million	36,046	72,185	5,399	8,253	3,060	4,469[3]
Total non-derivative financial liabilities	USD million	2,612	13,142	1,429	2,252	1,460	0

Trade count of derivative financial instruments
Total derivative financial instruments	Trade count	9,749	40,080	13,006	9,613	3,961	5,206[4]

Off-balance sheet exposures
Total irrevocable loan commitments	USD million	106	4,656	167	0	0	15,188[5]

1 Contracts have been disclosed without regard to early termination rights. Instead, it is assumed that such contracts will transition away from IBORs without such rights being exercised.    2 Includes primarily EUR LIBOR positions.    3 Includes loans related to revolving multi-currency credit lines.    4 Includes cross-currency swaps where either leg or both legs are indexed to an IBOR.    5 Includes loan commitments that can be drawn in different currencies at the client‘s discretion.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 13   Interest rate benchmark reform (continued)

Non-derivative instruments

UBS’s significant non-derivative IBOR exposures primarily relate to brokerage receivable and payable balances, corporate and private loans, and mortgages, linked to CHF and USD LIBORs.

In March 2021, following the FCA announcement regarding the cessation timelines for IBORs, UBS started a centralized communication initiative for private mortgages linked to CHF LIBOR with the objective of transitioning these exposures either through the activation of existing fallbacks or the amendment of contractual terms, where such fallbacks do not exist. US mortgages linked to USD LIBOR are planned to transition to SOFR in 2022–2023, with US securities-based lending agreements expected to switch to SOFR from the fourth quarter of 2021.

UBS is also proactively discussing transition mechanisms with many of its brokerage and corporate borrowers in order to transition their exposures throughout 2021 from CHF LIBOR, EUR LIBOR and GBP LIBOR.

For certain non-derivative financial assets and financial liabilities, in particular bonds issued by third parties, UBS is dependent on the participation and engagement of others in effecting the transition from IBORs. UBS is actively monitoring such exposures and is in discussions with clients.

As presented in the table on the previous page, UBS has approximately USD 15 billion of irrevocable commitments that can be drawn down in different currencies with IBOR-based interest rates, primarily USD LIBOR and Euribor, and that expire after the relevant benchmark cessation dates. Related drawn-down amounts under these commitments are USD 4 billion. In addition, UBS has approximately USD 16 billion of committed revocable credit lines outstanding that allow for clients to draw down a number of IBOR-linked products. UBS has commenced discussions with impacted clients, with plans in place to have all contracts amended by the relevant cessation dates.

Derivative instruments

UBS holds derivatives for trading and hedging purposes, including those designated in hedge accounting relationships. A significant number of interest rate and cross-currency swaps have floating legs that reference various benchmarks that will cease.

The majority of derivatives are transacted with clearing houses where UBS is dependent upon industry-wide compression activities to reduce exposure and clearing house actions to convert any remaining derivatives nearer the cessation dates.

For derivatives not transacted with clearing houses, as previously noted, UBS adhered to the ISDA IBOR Fallback protocol in November 2020, although its preferred approach, in line with regulatory expectations, is to actively switch to ARRs before the relevant cessation dates. UBS has begun a series of outreach activities to understand counterparties’ intentions regarding whether they seek to adhere to the protocol or will actively switch.

In order to minimize the operational risk of converting high volumes of transactions at the time of cessation, UBS has also begun preparations to convert derivative instruments in bulk to ARR equivalents at cessation dates.

Note 14  Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	31.3.21	31.12.20
Provisions other than provisions for expected credit losses	2,481	2,571
Provisions for expected credit losses	245	257
Total provisions	2,726	2,828

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Litigation, regulatory and similar matters[1]	Restructuring[2]	Other[3]	Total
Balance as of 31 December 2020	2,135	72	363	2,571
Increase in provisions recognized in the income statement	18	0	6	24
Release of provisions recognized in the income statement	(9)	0	(3)	(11)
Provisions used in conformity with designated purpose	(34)	(10)	(18)	(62)
Capitalized reinstatement costs	0	0	15	15
Reclassifications	0	(1)	1	0
Foreign currency translation / unwind of discount	(38)	0	(16)	(54)
Balance as of 31 March 2021	2,072	61	348	2,481

1 Comprises provisions for losses resulting from legal, liability and compliance risks.    2 Includes provisions for onerous contracts of USD 44 million as of 31 March 2021 (31 December 2020: USD 49 million) and personnel-related restructuring provisions of USD 12 million as of 31 March 2021 (31 December 2020: USD 18 million).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions primarily relate to onerous contracts and personnel-related provisions. Onerous contracts for property are recognized when UBS is committed to pay for non-lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants. Personnel-related restructuring provisions are used within a short time period but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement UBS entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that UBS had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2020	861	115	0	227	932	2,135
Increase in provisions recognized in the income statement	11	0	1	1	5	18
Release of provisions recognized in the income statement	(8)	0	0	(1)	0	(9)
Provisions used in conformity with designated purpose	(27)	0	0	(5)	(2)	(34)
Foreign currency translation / unwind of discount	(27)	(6)	0	(5)	0	(38)
Balance as of 31 March 2021	810	109	1	217	935	2,072

1 Provisions, if any, for matters described in this Note are recorded in Global Wealth Management (item 3 and item 4) and Group Functions (item 2). Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank and Group Functions.

Note 14  Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. On 26 July 2019, the Supreme Court reversed the decision of the Federal Administrative Court. In December 2019, the court released its written decision. The decision requires the FTA to obtain confirmation from the French authorities that transmitted data will be used only for the purposes stated in their request before transmitting any data. The stated purpose of the original request was to obtain information relating to taxes owed by account holders. Accordingly, any information transferred to the French authorities must not be passed to criminal authorities or used in connection with the ongoing case against UBS discussed in this item. In February 2020, the FTA ordered that UBS would not be granted party status in the French administrative assistance proceedings. UBS appealed this decision to the Federal Administrative Court. On 15 July, the Federal Administrative Court upheld the FTA’s decision, holding that UBS will no longer have party status in these proceedings. The Swiss Federal Supreme Court has determined that it will not hear UBS’s appeal of this decision.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The trial in the Court of Appeal took place between 8-24 March 2021. At the conclusion of the trial, the prosecutor asserted that the maximum penalty was EUR 2.2 billion and requested the court to award a penalty of at least EUR 2 billion. The French state asked for civil damages of EUR 1 billion. The judgment on the merits of the case is currently set for 27 September 2021. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 31 March 2021 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 528 million at 31 March 2021). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 31 March 2021 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud.

Our balance sheet at 31 March 2021 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities (continued)

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 March 2021 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority.

Since then UBS clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans filed customer complaints and arbitration demands. Allegations include fraud, misrepresentation and unsuitability of the funds and of the loans seeking aggregate damages of USD 3.4 billion, of which USD 2.8 billion have been resolved through settlements, arbitration or withdrawal of claims.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff. In 2017, the court denied defendants’ motion to dismiss the complaint. In 2020, the court denied plaintiffs’ motion for summary judgment.

Note 14  Provisions and contingent liabilities (continued)

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Our balance sheet at 31 March 2021 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with the UK Financial Conduct Authority (FCA), the US Commodity Futures Trading Commission (CFTC), FINMA, the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking, the DOJ’s Criminal Division and the European Commission. UBS has ongoing obligations under the Cease and Desist Order of the Federal Reserve Board and the Office of the Comptroller of the Currency (as successor to the Connecticut Department of Banking), and to cooperate with relevant authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received final court approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received final court approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards.

Other benchmark class actions in the US: In 2014, 2015 and 2017, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. Plaintiffs have appealed. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint. Defendants moved to dismiss the amended complaint in October 2020. In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs have appealed. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in July 2019. Plaintiffs appealed. In March 2021, the Second Circuit reversed the dismissal. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings. The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint was granted on 31 March 2021. Plaintiffs may seek permission to file an amended complaint. Similar class actions have been filed concerning European government bonds and other government bonds.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 March 2021 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 14  Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2021 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 15   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate			Average rate[1]
	As of			For the quarter ended
	31.3.21	31.12.20	31.3.20	31.3.21	31.12.20	31.3.20
1 CHF	1.06	1.13	1.04	1.09	1.11	1.04
1 EUR	1.17	1.22	1.10	1.20	1.19	1.10
1 GBP	1.38	1.37	1.24	1.38	1.33	1.28
100 JPY	0.90	0.97	0.93	0.93	0.96	0.93

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG first quarter 2021 report, which will be available as of 30 April 2021 under “Quarterly reporting” at ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

–     Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–     The equity of UBS Group AG consolidated was USD 0.6 billion higher than the equity of UBS AG consolidated as of 31 March 2021. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase programs and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–     The going concern capital of UBS Group AG consolidated was USD 3.0 billion higher than the going concern capital of UBS AG consolidated as of 31 March 2021, reflecting higher common equity tier 1 (CET1) capital of USD 1.6 billion and going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.4 billion.

–     The CET1 capital of UBS Group AG consolidated was USD 1.6 billion higher than that of UBS AG consolidated as of 31 March 2021. The higher CET1 capital of UBS Group AG consolidated was primarily due to higher UBS Group AG consolidated IFRS equity of USD 0.6 billion, as described above, and lower UBS Group AG accruals for future capital returns to shareholders, partly offset by compensation-related regulatory capital accruals and a capital reserve for potential share repurchases at the UBS Group AG level.

–     The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.4 billion higher than that of UBS AG consolidated as of 31 March 2021, mainly reflecting deferred contingent capital plan awards granted at the Group level to eligible employees for the performance years 2016 to 2020, partly offset by two new loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG.

In April 2021, UBS AG distributed a dividend of USD 4.5 billion to UBS Group AG and UBS Group AG paid the 2020 dividend of USD 1.3 billion to its shareholders. These dividends reduced the equity of UBS AG and UBS Group AG by USD 4.5 billion and USD 1.3 billion, respectively, and had no impact on their CET1 capital.

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 31.3.21			As of or for the quarter ended 31.12.20
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	8,705	8,836	(130)	8,117	8,220	(103)
Operating expenses	6,407	6,684	(277)	6,132	6,324	(192)
Operating profit / (loss) before tax	2,298	2,151	147	1,985	1,896	89
of which: Global Wealth Management	1,409	1,391	18	864	855	9
of which: Personal & Corporate Banking	389	390	0	353	353	(1)
of which: Asset Management	227	227	0	401	401	0
of which: Investment Bank	412	394	17	529	528	1
of which: Group Functions	(139)	(251)	112	(161)	(241)	79
Net profit / (loss)	1,827	1,713	114	1,645	1,572	73
of which: net profit / (loss) attributable to shareholders	1,824	1,710	114	1,636	1,563	73
of which: net profit / (loss) attributable to non-controlling interests	3	3	0	9	9	0

Statement of comprehensive income
Other comprehensive income	(2,166)	(2,032)	(135)	83	54	29
of which: attributable to shareholders	(2,154)	(2,019)	(135)	65	36	29
of which: attributable to non-controlling interests	(12)	(12)	0	18	18	0
Total comprehensive income	(339)	(319)	(21)	1,728	1,626	102
of which: attributable to shareholders	(330)	(309)	(21)	1,701	1,599	102
of which: attributable to non-controlling interests	(9)	(9)	0	27	27	0

Balance sheet
Total assets	1,107,712	1,109,234	(1,522)	1,125,765	1,125,327	438
Total liabilities	1,049,379	1,051,481	(2,102)	1,066,000	1,067,254	(1,254)
Total equity	58,333	57,753	580	59,765	58,073	1,691
of which: equity attributable to shareholders	58,026	57,446	580	59,445	57,754	1,691
of which: equity attributable to non-controlling interests	307	307	0	319	319	0

Capital information
Common equity tier 1 capital	40,426	38,826	1,600	39,890	38,181	1,709
Going concern capital	56,288	53,255	3,033	56,178	52,610	3,567
Risk-weighted assets	287,828	285,119	2,710	289,101	286,743	2,358
Common equity tier 1 capital ratio (%)	14.0	13.6	0.4	13.8	13.3	0.5
Going concern capital ratio (%)	19.6	18.7	0.9	19.4	18.3	1.1
Total loss-absorbing capacity ratio (%)	35.0	34.2	0.7	35.2	34.2	1.0
Leverage ratio denominator[1]	1,038,225	1,039,736	(1,511)	1,037,150	1,036,771	379
Common equity tier 1 leverage ratio (%)[1]	3.89	3.73	0.16	3.85	3.68	0.16
Going concern leverage ratio (%)[1]	5.4	5.1	0.3	5.4	5.1	0.3
Total loss-absorbing capacity leverage ratio (%)	9.7	9.4	0.3	9.8	9.5	0.3

1 Leverage ratio denominators and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

Significant regulated subsidiary and sub-group information

Unaudited

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)[1]		UBS Americas Holding LLC (consolidated)
	USD million, except where indicated		CHF million, except where indicated		EUR million, except where indicated		USD million, except where indicated
As of or for the quarter ended	31.3.21	31.12.20	31.3.21	31.12.20	31.3.21	31.12.20	31.3.21	31.12.20

Financial information[2]
Income statement
Total operating income	2,811	3,074	2,089	1,493	260	274	3,721	3,495
Total operating expenses	2,143	2,139	1,489	1,273	233	204	2,905	2,684
Operating profit / (loss) before tax	669	935	600	220	27	70	816	811
Net profit / (loss)	566	802	484	173	11	88	716	341
Balance sheet
Total assets	517,606	509,024	325,921	316,829	49,246	48,591	182,786	172,385
Total liabilities	464,645	456,628	312,802	304,194	44,540	43,896	154,419	144,103
Total equity	52,962	52,396	13,119	12,634	4,706	4,696	28,367	28,283

Capital[2,3]
Common equity tier 1 capital	50,223	50,269	12,417	12,234	3,721	3,703	14,716	14,384
Additional tier 1 capital	14,429	14,430	5,402	5,176	290	290	3,047	3,047
Tier 1 capital	64,652	64,699	17,819	17,410	4,011	3,993	17,763	17,431
Total going concern capital	64,652	64,699	17,819	17,410	4,011	3,993
Tier 2 capital							736	736
Total gone concern loss-absorbing capacity	44,365	45,520	10,890	10,824	2,184[4]	1,784[4]	6,300[5]	5,600[5]
Total capital					4,011	3,993	18,498	18,166
Total loss-absorbing capacity	109,017	110,219	28,709	28,234	6,195	5,777	24,063	23,031

Risk-weighted assets and leverage ratio denominator[2,3]
Risk-weighted assets	317,824	305,575	110,194	107,253	14,125	13,175	69,481	63,929
Leverage ratio denominator[6]	611,022	595,017	344,925	335,251	43,620	41,376	169,386	154,609
Supplementary leverage ratio denominator[7]							159,587	150,019

Capital and leverage ratios (%)[2,3]
Common equity tier 1 capital ratio	15.8	16.5	11.3	11.4	26.3	28.1	21.2	22.5
Tier 1 capital ratio					28.4	30.3	25.6	27.3
Going concern capital ratio	20.3	21.2	16.2	16.2
Total capital ratio					28.4	30.3	26.6	28.4
Total loss-absorbing capacity ratio			26.1	26.3	43.9	43.8	34.6	36.0
Tier 1 leverage ratio					9.2	9.7	10.5	11.3
Supplementary tier 1 leverage ratio[7]							11.1	11.6
Going concern leverage ratio[6]	10.6	10.9	5.2	5.2
Total loss-absorbing capacity leverage ratio			8.3	8.4	14.2	14.0	14.2	14.9
Gone concern capital coverage ratio	118.1	135.7

Liquidity[3,8]
High-quality liquid assets (billion)	82	84	96	92	17	17
Net cash outflows (billion)	48	53	66	62	11	11
Liquidity coverage ratio (%)[9,10]	172	159	146	148	157	151

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[11]			9	9

1 Liquidity figures are calculated on a twelve-month average, based on UBS Europe SE’s regulatory requirements.    2 The financial information of UBS AG standalone and UBS Switzerland AG standalone, UBS Europe SE consolidated, and UBS Americas Holding LLC consolidated is prepared in accordance with Swiss GAAP (the FINMA Accounting Ordinance, FINMA Circular 2020/1 and the Banking Ordinance), International Financial Reporting Standards (IFRS) and the accounting principles generally accepted in the US (US GAAP), respectively, but does not represent interim financial statements under the respective GAAP / IFRS. Regulatory figures of these entities are based on the applicable Swiss systemically relevant bank framework, EU regulatory rules and US Basel III rules, respectively.    3 Refer to the 31 March 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    4 Consists of positions that meet the conditions laid down in Art. 72a‑b of the Capital Requirements Regulation (CRR) II with regard to contractual, structural or legal subordination.    5 Consists of eligible long-term debt that meets the conditions specified in 12 CFR 252.162 of the final TLAC rules. Total loss-absorbing capacity is the sum of tier 1 capital and eligible long-term debt.    6 Leverage ratio denominators and going concern leverage ratios for UBS AG standalone and UBS Switzerland AG standalone for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    7 US regulatory authorities temporarily eased the requirements for the supplementary leverage ratio (SLR), allowing for the exclusion of US Treasury securities and deposits at the Federal Reserve Banks from the SLR denominator through March 2021. This exclusion resulted in an increase in the SLR of 187 bps on 31 March 2021 and 170 bps on 31 December 2020.    8 There was no local disclosure requirement for UBS Americas Holding LLC as of 31 March 2021 and 31 December 2020.    9 In the first quarter of 2021, the UBS AG liquidity coverage ratio (LCR) was 172%, remaining above the prudential requirements communicated by FINMA.    10 In the first quarter of 2021, the LCR of UBS Switzerland AG, which is a Swiss SRB, was 146%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.    11 Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of an entity to engage in new activities or take capital actions based on the results of those tests.

Standalone regulatory information for UBS AG and UBS Switzerland AG, as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC, is provided in the 31 March 2021 Pillar 3 report, which is available under “Pillar 3 disclosures” at ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG first quarter 2021 report, which will be available as of 30 April 2021 under “Quarterly reporting” at ubs.com/investors.

UBS AG consolidated key figures
	As of or for the quarter ended
USD million, except where indicated	31.3.21	31.12.20	31.3.20
Results
Operating income	8,836	8,220	8,009
Operating expenses	6,684	6,324	6,210
Operating profit / (loss) before tax	2,151	1,896	1,799
Net profit / (loss) attributable to shareholders	1,710	1,563	1,421
Profitability and growth[1]
Return on equity (%)	11.9	10.9	10.2
Return on tangible equity (%)	13.4	12.2	11.5
Return on common equity tier 1 capital (%)	17.8	16.3	15.9
Return on risk-weighted assets, gross (%)	12.3	11.7	12.2
Return on leverage ratio denominator, gross (%)[2]	3.4	3.3	3.5
Cost / income ratio (%)	75.9	76.3	75.0
Net profit growth (%)	20.3	151.3	33.0
Resources[1]
Total assets	1,109,234	1,125,327	1,099,196
Equity attributable to shareholders	57,446	57,754	57,782
Common equity tier 1 capital[3]	38,826	38,181	36,162
Risk-weighted assets[3]	285,119	286,743	284,706
Common equity tier 1 capital ratio (%)[3]	13.6	13.3	12.7
Going concern capital ratio (%)[3]	18.7	18.3	16.5
Total loss-absorbing capacity ratio (%)[3]	34.2	34.2	32.1
Leverage ratio denominator[2,3]	1,039,736	1,036,771	957,210
Common equity tier 1 leverage ratio (%)[2,3]	3.73	3.68	3.78
Going concern leverage ratio (%)[2,3]	5.1	5.1	4.9
Total loss-absorbing capacity leverage ratio (%)[3]	9.4	9.5	9.5
Other
Invested assets (USD billion)[4]	4,306	4,187	3,236
Personnel (full-time equivalents)	47,592	47,546	47,182

1 Refer to the “Performance targets and capital guidance” section of our Annual Report 2020 for more information about our performance measurement.    2 Leverage ratio denominators and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    3 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    4 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.

Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Calculation	Information content
Invested assets (USD and CHF) – GWM, P&C, AM

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Client assets (USD and CHF) – GWM, P&C	Calculated as the sum of invested assets and other assets held purely for transactional purposes or custody only.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes, including other assets held purely for transactional purposes or custody only.

Recurring net fee income (USD and CHF) – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts (as well as credit card fees for GWM).

This measure provides information about the amount of recurring net fee income.
Transaction-based income (USD and CHF) – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as fees for payment and foreign exchange transactions (and credit card fees for P&C), together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income.
Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or release.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Gross margin on invested assets (bps) – AM	Calculated as operating income before credit loss expense or release (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or release of the business in relation to invested assets.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net margin on invested assets (bps) – AM	Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.	This measure provides information about the operating profit before tax of the business in relation to invested assets.
Business volume for Personal Banking (CHF and USD) – P&C	Calculated as the sum of client assets and loans.	This measure provides information about the volume of client assets and loans.
Net new business volume for Personal Banking (CHF and USD) – P&C	Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable).	This measure provides information about the business volume as a result of net new business volume flows during a specific period.
Net new business volume growth for Personal Banking (%) – P&C

Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable) divided by total business volume / client assets at the beginning of the period.

This measure provides information about the growth of the business volume as a result of net new business volume flows during a specific period.

APM label	Calculation	Information content
Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth in comparison with the prior period.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Total book value per share (USD and CHF1)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Tangible book value per share (USD and CHF1)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Loan penetration (%) – GWM	Calculated as loans divided by invested assets.	This measure provides information about the loan volume in relation to invested assets.
Net new money (USD) – AM	Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees.

Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – GWM, P&C	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Secured loan portfolio as a percentage of total loan portfolio, gross (%) – P&C	Calculated as secured loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of secured loan portfolio in the total gross loan portfolio.
Active Digital Banking clients in Personal Banking (%) – P&C

Calculated as the number of clients (within the meaning of numbers of unique business relationships operated by Personal Banking), excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities, who have logged on at least once within the past month divided by the total number of clients (within the aforementioned meaning).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.

Appendix

APM label	Calculation	Information content
Active Digital Banking clients in Corporate & Institutional Clients (%) – P&C

Calculated as the number of clients (within the meaning of numbers of unique business relationships or legal entities operated by Corporate & Institutional Clients), excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities, which have logged on at least once within the past month divided by the total number of clients (within the aforementioned meaning).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Mobile Banking log-in share in Personal Banking (%) – P&C	Calculated as the number of Mobile Banking app log-ins divided by total log-ins via E-Banking and the Mobile Banking app in Personal Banking.	This measure provides information about the proportion of Mobile Banking app log-ins in the total number of log-ins via E-Banking and the Mobile Banking app in Personal Banking.
Fee-generating assets (USD) – GWM

Calculated as the sum of discretionary and non-discretionary wealth management portfolios (mandate volume) and assets where generated revenues are predominantly of a recurring nature, i.e., mainly investment and mutual funds, including hedge funds and private markets, where we have a distribution agreement.

This measure provides information about the volume of invested assets that create a revenue stream, whether as a result of the nature of the contractual relationship with clients or through the fee structure of the asset. An increase in the level of fee-generating assets results in an increase in the associated revenue stream.

Net new fee-generating assets (USD) – GWM

Calculated as the sum of the net amount of fee-generating assets inflows and outflows, including dividend and interest inflows into mandates and outflows from mandate fees paid by clients, during a specific period.

This measure provides information about the development of fee-generating assets during a specific period as a result of net flows and excludes movements due to market performance and foreign exchange translation.

Fee-generating asset margin (bps) – GWM

Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period.

This measure provides information about the revenues from fee-generating assets in relation to their average volume during the relevant mandate fee billing period.

1  Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                 Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

Euribor           Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides a translation into German of selected sections of our Annual

Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in ..pdf format at ubs.com/investors, under “Financial information,” and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Playbacks of most presentations can be downloaded from ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS News Alert” at ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (the SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The outbreak of COVID-19 and the measures taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures taken to respond to the pandemic as well as the uncertainty surrounding vaccine supply, distribution, and efficacy against mutated virus strains create significantly greater uncertainty about forward-looking statements. Factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments; (viii) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK’s exit from the EU; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters as well as the evolving nature of underlying science and industry and governmental standards, and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2020. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

Risk factor

We may be unable to fully realize our sustainability, climate, environmental and social goals which could damage our business prospects, reputation and lead to increased regulatory scrutiny and increased risk of litigation.

We have set ambitious goals for environmental, social and governance matters. These goals include our ambitions for environmental sustainability in our operations, including carbon emissions, in the business we do with clients and in products that we offer. They also include goals or ambitions for diversity in our workforce and supply chain and support for the United Nations Sustainable Development Goals. There is substantial uncertainty as to the scope of actions that may be required of us, governments and others to achieve the goals we have set and many of our goals and objectives are only achievable with a combination of government and private action. National and international standards, industry and scientific practices, and regulatory taxonomies addressing these matters are  in many cases still being developed or are likely to change and are subject to different interpretations. Although we have defined our goals based on the standards that exist today, there can be no assurance that these standards will not be interpreted differently than our understanding or change in a manner that substantially increases the cost or effort for us to achieve such goals or that such goals may prove to be considerably more difficult or even impossible to achieve. If we are not able to achieve the goals we have set, or can only do so at significant expense to our business, we may fail to meet regulatory expectations, incur damage to our reputation or be exposed to risk of litigation or other adverse action.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Ralph Hamers _______________

Name:  Ralph Hamers

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Christopher Castello  ___________

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By:     /s/ Ralph Hamers ________________

Name:  Ralph Hamers

Title:    President of the Executive Board

By:     /s/ Kirt Gardner  _________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By:     /s/ Christopher Castello              _____

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

Date:  April 27, 2021